Exhibit 2.1

Execution Version

BID CONDUCT AGREEMENT

AMONG

CommScope Holding Company, Inc.

AND

ARRIS International plc

DATED AS OF NOVEMBER 8, 2018

TABLE OF CONTENTS

ARTICLE I METHOD OF ACQUISITION; CLOSING; EFFECTIVE TIME		1

1.1	Method of Acquisition	1

1.2	Closing	2

ARTICLE II ARTICLES OF ASSOCIATION		2

2.1	Articles of Association	2

ARTICLE III EFFECTIVE TIME		2

3.1	Effective Time	2

ARTICLE IV EFFECT OF THE ACQUISITION		2

4.1	Effect on Ordinary Shares	2

4.2	Payment of Consideration	3

4.3	Treatment of Warrants and Restricted Stock Units	4

4.4	Adjustments to Prevent Dilution	8

4.5	No Liability	8

ARTICLE V REPRESENTATIONS AND WARRANTIES		8

5.1	Representations and Warranties of the Company	8

5.2	Representations and Warranties of Buyer	35

ARTICLE VI COVENANTS		40

6.1	Interim Operations	40

6.2	Acquisition Proposals; Intervening Events	45

6.3	Proxy Filings; Scheme; Information Supplied	50

6.4	Shareholders Meetings	53

6.5	Filings; Other Actions; Notification	54

6.6	Access and Reports; Notification; Confidentiality Agreement	58

6.7	Stock Exchange De-listing	59

6.8	Publicity	59

6.9	Employee Benefits	60

6.10	Expenses	62

6.11	Indemnification; Directors’ and Officers’ Insurance	62

6.12	Takeover Statutes	64

6.13	Buyer Vote	64

i

6.14	Financing	64

6.15	Resignations	73

6.16	Shareholder Litigation	73

6.17	Existing Indebtedness	73

6.18	Rule 16b-3	73

6.19	Works Councils	74

6.20	Cash and Marketable Securities	74

6.21	Section 338 Elections	74

6.22	United Kingdom Stamp Taxes	74

ARTICLE VII CONDITIONS		75

7.1	Conditions to Each Party’s Obligation to Effect the Acquisition	75

7.2	Conditions to Obligations of Buyer	75

7.3	Conditions to Obligation of the Company	76

ARTICLE VIII TERMINATION		77

8.1	Termination by Mutual Consent	77

8.2	Termination by Either Buyer or the Company	77

8.3	Termination by the Company	78

8.4	Termination by Buyer	79

8.5	Effect of Termination and Abandonment	79

ARTICLE IX MISCELLANEOUS AND GENERAL		85

9.1	Survival	85

9.2	Modification or Amendment	85

9.3	Waiver of Conditions	85

9.4	Counterparts	85

9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	85

9.6	Notices	88

9.7	Entire Agreement	90

9.8	No Third Party Beneficiaries	90

9.9	Obligations of Buyer and of the Company	91

9.10	Transfer Taxes	91

9.11	Definitions	91

9.12	Severability	91

ii

9.13	Interpretation; Construction	91

9.14	Assignment	93

9.15	No Recourse	93

ANNEX A – DEFINED TERMS

SCHEDULE 1 – SCHEME TIMETABLE

Exhibit A: Form of Scheme of Arrangement

Exhibit B: Special Resolutions to be Approved at General Meeting

iii

BID CONDUCT AGREEMENT

BID CONDUCT AGREEMENT (hereinafter called this “Agreement”), dated as of November 8, 2018, between CommScope Holding Company, Inc., a Delaware corporation (“Buyer”) and ARRIS International plc, a company organized under the laws of England and Wales (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of each of Buyer and the Company have approved entering into this Agreement and the transactions contemplated hereby (including the Acquisition) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Buyer to enter into this Agreement, each of the directors of the Company has entered into Irrevocable Undertakings in favor of Buyer agreeing, among other things, to support the transactions contemplated by this Agreement and certain other matters (collectively, the “Irrevocable Undertakings”); and

WHEREAS, Buyer and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Method of Acquisition; Closing; Effective Time

1.1 Method of Acquisition. Upon the terms and subject to the conditions set forth in this Agreement, Buyer (or one of its direct or indirect wholly-owned subsidiaries) or, if HMRC grants the confirmation described in Section 6.22, then, at Buyer’s discretion and direction, its DR Nominee shall acquire the entire issued and to be issued ordinary shares of the Company (the “Acquisition”) pursuant to the scheme of arrangement substantially in the form attached as Exhibit A, with or subject to any modification, addition or condition which (a) Buyer and the Company mutually agree and which is approved and imposed by the High Court of Justice in England and Wales (the “Court”, and such scheme of arrangement, as so modified, amended or conditioned, the “Scheme”) or (b) which is otherwise imposed by the Court and mutually acceptable to Buyer and the Company each acting reasonably and in good faith, in each case, in accordance with the provisions of the United Kingdom Companies Act 2006 (the “Companies Act”), the provisions of this Agreement and Schedule 1 hereto (or, under the circumstances specified in Exhibit A and/or Schedule 1, pursuant to a Takeover Offer, and subject to sufficient acceptances of the Takeover Offer, pursuant to the compulsory squeeze-out provisions of Part 28 of the Companies Act, as described in more detail in Exhibit A and/or Schedule 1). For purposes of this Agreement, “DR Nominee” means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as Buyer may in its sole discretion appoint, in a manner which is consistent with the submission to HMRC described in Section 6.22.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Buyer, and subject to Section 3.1, the consummation of the closing of the Acquisition (the “Closing”) shall take place at the offices of Alston & Bird LLP, Bank of America Plaza, Suite 4000, 101 South Tryon Street, Charlotte, North Carolina, 28280, at 7:00 a.m. (Eastern Time) on the second (2nd) business day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied on the Closing Date (including, without limitation, those steps described in Section 3.1), but subject to the fulfillment or waiver of those conditions). The date on which the Closing actually occurs is referred to as the “Closing Date.” For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York or London.

ARTICLE II

Articles of Association

2.1 Articles of Association. Subject to and conditional on: (i) the Scheme having been approved by the Company’s shareholders at the Court Meeting; and (ii) the special resolutions set forth in Exhibit B hereto (the “Special Resolutions”) having been approved by the Company’s shareholders at the General Meeting, including, in each case, any adjournment of such meetings, the articles of association of the Company shall be amended in connection with the Acquisition pursuant to the amendment thereto set forth in the Special Resolutions (the “Amendment to the Articles”).

ARTICLE III

Effective Time

3.1 Effective Time. On the Closing Date, in connection with the Closing, the Company and Buyer shall file, or cause to be filed, the Sanctioning Order with the Registrar of Companies of England and Wales as set forth in more detail in Exhibit A and Schedule 1 (such time as the Sanctioning Order is so filed, the “Effective Time”). At the Effective Time, or as soon as reasonably practicable thereafter, the Company’s Register of Members will be updated in accordance with the provisions of this Agreement and the Scheme to reflect the transfer of the Ordinary Shares as contemplated hereby.

ARTICLE IV

Effect of the Acquisition

4.1 Effect on Ordinary Shares. At the Effective Time, as a result of the Acquisition and without any action on the part of the holder of any ordinary shares of the Company, each ordinary share of the Company, £0.01 nominal value per share (an “Ordinary Share” or, collectively, the “Ordinary Shares”) in issue at 6.00 p.m. (New York time) on the date immediately prior to the date of the hearing at which the Court sanctions the Scheme under section 899 of the Companies Act (the “Court Sanction Hearing”), or such later time as the Company, Buyer and the Court may mutually agree (the “Scheme Record Time”) other than any Ordinary Shares beneficially held by Buyer or any direct or indirect wholly owned Subsidiary of Buyer and Ordinary Shares beneficially held by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties (the “Excluded Shares”), shall be transferred to Buyer (or one of its direct or indirect wholly-owned subsidiaries) or, in the circumstances described in Section 1.1, its DR Nominee with full title guarantee, free from all Liens (other than those arising under generally applicable securities Laws) and together with all rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any), in exchange for the right to receive $31.75 per Ordinary Share in cash (the “Per Share Acquisition Consideration”), without interest, as more fully described in Section 4.2(a). At the Effective Time, as a result of the Acquisition and without any action on the part of the holder of any Ordinary Shares of the Company, all of the Ordinary Shares shall be, by virtue of the Scheme, transferred to Buyer (or one of its direct or indirect wholly-owned subsidiaries) or, in the circumstances described in Section 1.1, to its DR Nominee as described in the preceding sentence.

4.2 Payment of Consideration.

(a) Paying Agent. At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with Computershare Trust Company N.A. (the “Paying Agent”) for the benefit of the holders of Scheme Shares as of the Scheme Record Time, other than with respect to Excluded Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1 (such cash amount being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures. The Per Share Acquisition Consideration to which each Scheme Shareholder is entitled (less any required Tax withholdings as provided in Section 4.2(d)) will be transferred to such Person by the Paying Agent from the Exchange Fund pursuant to the agreement entered into between Buyer and Paying Agent with respect to such role hereunder (on customary terms) and in accordance with the Scheme, with all checks to be dispatched as soon as possible and, in any event, not later than the 14th day following the Effective Time to the Person entitled to it at the address as appearing in the register of members of the Company at the Scheme Record Time and made in U.S. dollars. As from the Scheme Record Time, each holding of Ordinary Shares credited to any stock account in the Depository Trust Company (“DTC”) will be disabled and all Ordinary Shares will be removed from DTC in due course. None of the Company, Buyer, any nominee(s) of Buyer or any of their respective agents shall be responsible for any loss or delay in the transmission of checks or payments sent by the Paying Agent as described above, and such payments shall be sent at the risk of the Person entitled to it. For the purposes of this Agreement,

“Scheme Shares” has the meaning given to it in the Scheme;

“Scheme Shareholders” has the meaning given to it in the Scheme; and

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Special Payment Procedures for DTC. Prior to the Effective Time, Buyer and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that the Scheme Shares held of record by DTC or its nominee will receive payment in immediately available funds in accordance with the Scheme and any other applicable Laws.

(d) Withholding Rights. Each of Buyer, the Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Ordinary Shares, Company RSUs, Charter Warrants and Comcast Warrants transferred or terminated in the Acquisition such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), United Kingdom Tax Law or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Buyer, the Company or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Buyer, the Company or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement and/or the Scheme as having been paid to the Scheme Shareholder, or the holder of the Company RSUs, the Charter Warrants and Comcast Warrants, in respect of which such deduction and withholding was made by Buyer, the Company or the Paying Agent, as the case may be.

4.3 Treatment of Warrants and Restricted Stock Units.

(a) Restricted Stock Units. For purposes of this Agreement, “Company RSU” means each restricted stock unit, stock award, other similar equity award, or award denominated in Ordinary Shares and payable in cash or Ordinary Shares or the value of which is determined with reference to the value of Ordinary Shares and payable in cash or Ordinary Shares, issued by the Company under the Stock Plans or otherwise, which will include any Company restricted stock units issued in 2016 with performance-based vesting requirements and a vesting date in 2019 (which will remain outstanding and treated as described herein, subject to the holder’s continued employment with the Company or any of its Subsidiaries until the Effective Time).

(i) Immediately prior to the Effective Time, each Company RSU that is outstanding and unvested immediately prior to the Effective Time, will be deemed to have satisfied its performance-based vesting conditions, if any, (x) at target, with respect to such Company RSUs other than those issued in 2018 and (y) at a level that results in performance vesting at 150% of target, with respect to such Company RSUs issued in 2018, and

(A)

all Company RSUs outstanding immediately prior to the Effective Time that were granted to non-employee directors (the “Non-Employee Director RSUs”) shall be fully vested and payable as described below with respect to all of the Ordinary Shares subject to such Non-Employee Director RSUs; and

(B)

all Company RSUs outstanding immediately prior to the Effective Time that previously were subject to performance-based vesting requirements (the “Performance-Based RSUs”) shall be fully vested and payable as described below with respect to all of the Ordinary Shares subject to such Performance-Based RSUs, in each case, assuming the satisfaction of the performance-based vesting conditions in accordance with (x) and (y) above; and

(C)

all Company RSUs outstanding immediately prior to the Effective Time that were granted to former C-COR employees in connection with the Company’s acquisition of C-COR and are fully vested as of the date of this Agreement (the “C-COR RSUs”) shall be payable as described below with respect to all of the Ordinary Shares subject to such C-COR RSUs; and

(D)

all Company RSUs outstanding immediately prior to the Effective Time other than Non-Employee Director RSUs, Performance-Based RSUs or C-COR RSUs (the “Service-Based RSUs”) shall be fully vested and payable as described below with respect to one-half (or such higher percentage as determined by Buyer as described below) of the Ordinary Shares subject to each vesting tranche of such Service-Based RSUs; and

(E)

all remaining Service-Based RSUs outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted and assumed or replaced by Buyer (as so assumed or replaced, an “Assumed RSU”) in accordance with Section 4.3(a)(ii) and (iii) below and subject to continued service-based vesting.

The Non-Employee Director RSUs, the Performance-Based RSUs, the C-COR RSUs and the Service-Based RSUs described in Section 4.3(a)(i)(D) are collectively referred to hereafter as the “Accelerated RSUs.”

The Accelerated RSUs outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any further required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Per Share Acquisition Consideration, multiplied by (ii) the number of Ordinary Shares subject to such Accelerated RSUs, less applicable Taxes required to be withheld with respect to such payment. For avoidance of doubt, any Accelerated RSUs (or portions thereof) previously subject to performance-based vesting conditions for which the performance criteria is not deemed satisfied in accordance with the first sentence of this Section 4.3(a)(i) shall be cancelled as of the Effective Time without payment therefor and, to such extent, shall have no further force or effect.

(ii) At the Effective Time, each Assumed RSU that remains outstanding and subject to continued service-based vesting shall, automatically and without any required action on the part of the holder thereof, be converted and assumed or replaced by Buyer, in accordance with, and remaining subject to, the terms and conditions of the Stock Plan and award agreement by which it is evidenced, including any service-based vesting conditions and other relevant payment terms and conditions, except that (i) each Assumed RSU shall be denominated and settled solely in shares of Buyer common stock, par value $0.01 per share (“Buyer Common Stock”), and (ii) the number of shares of Buyer Common Stock subject to an Assumed RSU shall be equal to the product of (A) the number of Ordinary Shares subject to the Assumed RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and rounded to the nearest whole share. For purposes of this Agreement, the term “Exchange Ratio” shall mean the quotient obtained by dividing the Per Share Acquisition Consideration by the volume weighted average price per share of Buyer Common Stock over the twenty (20) trading days of Buyer Common Stock on Nasdaq immediately preceding the date on which the Effective Time occurs.

(iii) Notwithstanding Section 4.3(a)(ii), any Assumed RSUs that are Phantom Company RSUs (the “Assumed Phantom Company RSUs”) shall not be converted into the right, upon the settlement thereof, to receive Buyer Common Stock, but shall instead be converted into the right, upon the settlement thereof, to receive a cash payment equal to the closing price of Buyer Common Stock on such settlement date (or the immediately prior trading day, if the settlement date is not a trading day), multiplied by the number of shares of Buyer Common Stock into which such Assumed Phantom Company RSUs would, but for this Section 4.3(a)(iii), have otherwise been converted (but shall otherwise be converted and treated as described in Section 4.3(a)(ii), including continuing to otherwise be subject the terms and conditions of the Stock Plan and award agreement by which such Assumed Phantom Company RSU is evidenced, including any service-based vesting conditions and other relevant payment terms and conditions).

(iv) Notwithstanding any other provision of this Section 4.3(a), to the extent outstanding as of immediately prior the Effective Time, the Company RSU described on Section 4.3(a)(iv) of the Company Disclosure Letter will be treated as described on Section 4.3(a)(iv) at the Effective Time.

(v) Notwithstanding any other provision hereof Buyer shall retain the discretion to have more than one half of any Service-Based RSUs (or portion thereof) treated as Accelerated RSUs rather than Assumed RSUs, in which event such Service-Based RSUs (or portion thereof) that would have otherwise been Assumed RSUs shall be fully vested and payable and settled in cash as described in Section 4.3(a)(i) (in lieu of the conversion thereof into awards denominated in Buyer Common Stock as described in Section 4.3(a)(ii)). In addition, Buyer may determine, in its sole discretion, that the Buyer Common Stock subject to any Assumed RSU shall be issued (x) pursuant to Buyer’s assumption and conversion, in accordance with the Exchange Ratio, of a portion of the share reserve under a Stock Plan, (y) from the available share reserve under Buyer’s Amended and Restated 2013 Long-Term Incentive Plan (as amended and restated effective February 21, 2017 or as may be further amended following the date hereof), or (z) by a combination thereof.

(b) Company ESPP. The Company shall, promptly following the date hereof, take all actions with respect to the Company’s Amended and Restated Employee Stock Purchase Plan, as amended (the “Company ESPP”), as may be reasonably necessary to provide that (i) the current option period scheduled to end on April 30, 2019 (the “Final Option Period”) shall end (and all shares purchased in such offering period shall be delivered and distributed) on the earlier of (x) the date the Final Option Period is scheduled to end, or (y) a date prior to, but as close as is practicable to, the Closing Date, (ii) no new option period under the Company ESPP shall commence after the date of this Agreement, (iii) no individual participating in, or eligible to participate in, the Company ESPP shall be permitted (x) to increase the rate of his or her payroll deductions thereunder from the rate in effect on the date of this Agreement, or to commence new contributions or (y) to make other non-payroll contributions to the Company ESPP on or following the date of this Agreement, and (iv) the Company ESPP, and all outstanding rights thereunder as of immediately prior to the Effective Time, shall terminate at or prior to the Effective Time.

(c) Warrants. With respect to each warrant to purchase Ordinary Shares pursuant to the Comcast Warrant Agreement and Charter Warrant Agreement that is outstanding, vested, exercisable and unexercised as of immediately prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain documentation to ensure that such warrant shall, automatically and without any further required action on the part of the holder thereof, be cancelled and converted at the Effective Time into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Per Share Acquisition Consideration over each exercise price per Ordinary Share under such Comcast Warrant Agreement or Charter Warrant Agreement (as applicable), multiplied by (ii) the number of Ordinary Shares subject to such Comcast Warrant Agreement and Charter Warrant Agreement (as applicable) with such exercise price (and, with respect to any such Comcast Warrant Agreement or Charter Warrant Agreement that has multiple exercise prices, the sum of the foregoing equation as performed for each such exercise price thereunder), in each case, as of immediately prior to the Effective Time. In the absence of such documentation, the Company shall provide the notices contemplated by terms of the Comcast Warrant Agreement or Charter Warrant Agreement (as applicable).

(d) Payment of Equity Incentive Amounts. Buyer will take all actions necessary so that, at or as soon as administratively practicable (and no later than 15 days) after the Effective Time, (i) the Company shall pay or cause to be paid to each holder of Accelerated RSUs the amounts to which such holder is entitled (less applicable Tax withholding) as determined in accordance with Section 4.3(a) through the Company’s or applicable Subsidiary’s payroll and (ii) Buyer shall prepare and distribute to each holder of Assumed RSUs written notice evidencing such assumption. In the event that the Company has insufficient cash to make such payment to each holder of Accelerated RSUs, Buyer shall pay such amounts or provide to the Company sufficient cash to pay such amounts. To the extent any amounts described in this Section 4.3(d) relate to a Company RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, Buyer will pay, or caused to be paid, such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU that will not trigger a tax or penalty under Section 409A of the Code.

(e) Corporate Actions. At or prior to the Effective Time, the Board of Directors of the Company or the Compensation Committee of the Company, as applicable, shall adopt resolutions and will take such other appropriate actions as are reasonably necessary to implement the above provisions of this Section 4.3 and to terminate the Company ESPP and, except to the extent relating to an Assumed RSU elected to be satisfied therefrom by Buyer in accordance with Section 4.3(a)(v)(x), all Stock Plans, in each case, at or prior to the Effective Time. Without limiting the foregoing, the Company shall take all actions that are reasonably necessary to ensure that, as of the Effective Time, the Company is not bound by any options, warrants, restricted stock units, stock appreciation rights, units or other right, awards or arrangements that would entitle any Person after the Effective Time to beneficially own any Ordinary Shares (or any derivative securities thereof) or to receive any payments in respect thereof, except with respect to the Comcast Warrants, the Charter Warrants and as otherwise expressly provided in this Agreement or the Scheme.

4.4 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, in the event that the Company changes the number of Ordinary Shares or securities convertible or exchangeable into or exercisable for Ordinary Shares issued and outstanding prior to the Effective Time, or changes the Ordinary Shares into a different number or class of securities, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, or a stock dividend with a record date within such period shall have been declared, the Per Share Acquisition Consideration shall be equitably adjusted to reflect such change and provide the holders of Ordinary Shares the same economic effect as contemplated by this Agreement prior to such event, and, as so adjusted, shall, from and after the date of such event, be the Per Share Acquisition Consideration; provided, however, nothing in this Section 4.4 shall be construed to permit the Company, any Subsidiary of the Company or any Person to take any such action except to the extent consistent with, and not otherwise prohibited or restricted by, the terms of this Agreement; provided, further, any exercise under the Comcast Warrant Agreement or the Charter Warrant Agreement shall not result in any adjustment under this Section 4.4.

4.5 No Liability. To the fullest extent permitted by applicable Law, none of Buyer, the Company, or the Paying Agent will be liable to any shareholders of the Company or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

ARTICLE V

Representations and Warranties

5.1 Representations and Warranties of the Company. Except as set forth in (i) the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding (x) any risk factor disclosures set forth under the heading “Risk Factors” and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other disclosures that are similarly predictive, cautionary or forward-looking in nature (collectively, the “Excluded Disclosure”)); or (ii) the corresponding sections or subsections of the disclosure letter delivered to Buyer by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face); provided, in the case of clause (i) above, nothing in the Company Reports shall be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b)(i), (c), (d), (j) or (r), the Company hereby represents and warrants to Buyer as follows:

(a) Organization, Good Standing and Qualification. The Company is a public limited company duly organized and validly existing under the Laws of England and Wales. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Significant Subsidiaries is a legal entity duly incorporated or organized, validly existing and in good standing (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) under the Laws of the jurisdiction of its incorporation or organization. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Significant Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so qualified or licensed or in good standing is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Buyer complete and correct copies of the Company’s and the Significant Subsidiaries’ articles of association, certificates of incorporation and bylaws or comparable organizational and governing documents, each as amended to the date of this Agreement, and each as so provided or made available is in full force and effect on the date of this Agreement. The Company is not in violation of its Articles of Association. None of the Significant Subsidiaries is in violation of its articles of association, certificates of incorporation and bylaws or comparable organizational and governing documents. As used in this Agreement, the term

(i) “Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

(ii) “Other Subsidiary” means each Subsidiary of the Company other than the Significant Subsidiaries;

(iii) “Significant Subsidiary” means each Subsidiary set forth on Exhibit 21 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017;

(iv) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of economic interests or the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; and

(v) “Company Material Adverse Effect” means a change, circumstance, development, event, effect or occurrence (“Effects”) that, individually or in the aggregate with all such other Effects, has or would reasonably be expected to (I) have a material adverse effect on the financial condition, assets (including intangible assets and rights), operations, cash flows, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, for purposes of this clause (I) only, “Company Material Adverse Effect” shall not include Effects on such financial condition, assets (including intangible assets and rights), operations, cash flows, liabilities, business or results of operations to the extent arising out of or attributable to any of the following:

(A) (1) changes generally affecting the economy, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including changes in interest and exchange rates, (2) changes that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism or (3) epidemics, pandemics, earthquakes, hurricanes, tornados or other natural disasters;

(B) general conditions in the industries in which the Company and its Subsidiaries operate;

(C) changes or effects from the announcement or pendency of this Agreement (including any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, the disclosure thereof or the solicitation of proxies);

(D) changes or prospective changes in any Law or GAAP or interpretation or enforcement thereof after the date hereof;

(E) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect(s) underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(F) a decline in the price or trading volume of the Ordinary Shares on the NASDAQ Global Select Market (“Nasdaq”); provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect(s) underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; and

(G) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries; provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect(s) underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, with respect to clauses (A), (B) and (D), such Effects do not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate, or (II) prevent or materially delay or materially impede the ability of the Company and its Subsidiaries to consummate the transactions contemplated hereby.

(b) Capital Structure; Subsidiaries.

(i) As of the close of business on November 6, 2018 (the “Capitalization Date”), 173,844,943 Ordinary Shares were issued and outstanding. Since the close of business on the Capitalization Date, the Company has not issued any Ordinary Shares other than pursuant to the settlement of Company RSUs or the exercise of the Comcast Warrants or the Charter Warrants. All of the Ordinary Shares have been validly allotted and are validly issued, fully paid up and issued without violation of any preemptive rights. Section 5.1(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the close of business on the Capitalization Date, of the aggregate number of Ordinary Shares subject to or otherwise deliverable in connection with the settlement of Company RSUs, including (x) the number of vested and unvested Company RSUs, (y) the number of vested but deferred Company RSUs and (z) the number of Company RSUs constituting cash-based awards entitling the grantee thereof to cash payments equal to the value of an established number of Ordinary Shares thereunder upon the settlement thereof at vesting (in lieu of Ordinary Shares) (a “Phantom Company RSU”). The Company has provided or made available to Buyer correct and complete books and records of the Company reflecting the related time vesting periods, performance vesting periods and target performance levels applicable to such Company RSUs (including the Phantom Company RSUs), and the equity incentive plan of the Company or a Subsidiary of the Company (each such plan, a “Stock Plan” and collectively, the “Stock Plans”) pursuant to which such Company RSUs were granted (including a delineation of the number of Company RSUs granted under each such Stock Plan). As of the date hereof, there are warrants to purchase up to 1,357,143 Ordinary Shares at an exercise price of $22.19 per Ordinary Share issued, vested and outstanding pursuant to the Comcast Warrant Agreement (the “Comcast Warrants”) and there are no other warrants or other rights to acquire Ordinary Shares outstanding, issuable, exercisable or eligible for future vesting or exercise, under the Comcast Warrant Agreement. As of the date hereof, there are warrants to purchase an aggregate of up to 850,000 Ordinary Shares at an exercise price of $28.54 per Ordinary Share issued, vested and outstanding pursuant to the Charter Warrant Agreement (the “Vested Charter Warrants”). Other than the Vested Charter Warrants and the warrants to purchase up to 2,500,000 Ordinary Shares at an exercise price of $26.14 that are eligible for vesting on December 31, 2018 in accordance with Annex A of the Charter Warrant Agreement (the “Unvested Charter Warrants” and, together with the Vested Charter Warrants, the “Charter Warrants”), there are no other warrants or other rights to acquire Ordinary Shares outstanding, issuable, exercisable or eligible for future vesting or exercise, under the Charter Warrant Agreement. The total number of Ordinary Shares reserved for issuance under the Company ESPP is 3,820,630. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the outstanding shares of capital stock or other equity securities of each of the Company’s Significant Subsidiaries is duly authorized, validly issued or allotted, fully paid and nonassessable. Except as set forth in Section 5.1(b)(i)(a) of the Company Disclosure Letter, each outstanding share of capital stock or other equity security of each of the Company’s Significant Subsidiaries is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, hypothecation, mortgage, security interest, option, right of first refusal, preemptive right, community property interest, easement, covenant or other restriction or title, pledge, security interest, claim or other encumbrance or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) (each, a “Lien”) except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws, other than any such de minimis number of shares of capital stock that are required by the applicable Law of any jurisdiction to be held by other persons and Permitted Liens. Except as set forth in this Section 5.1(b) or in Section 5.1(b)(i) of the Company Disclosure Letter, there are (1) no outstanding share capital or shares of capital stock of, or other equity or voting interest in, the Company or any of its Significant Subsidiaries, (2) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or share capital of, or other equity or voting interest in, the Company or any of its Significant Subsidiaries, (3) no outstanding options, stock or share appreciation rights, warrants, restricted stock or share units, rights or other commitments or agreements to acquire from the Company or any of its Significant Subsidiaries, or that obligates the Company or any of its Significant Subsidiaries to issue, any share capital or capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital or shares of capital stock of, or other equity or voting interest in, the Company or any of its Significant Subsidiaries, (4) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, call or other right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital or capital stock of, or other equity or voting interest (including any voting debt) in, the Company or any of its Significant Subsidiaries, (5) no outstanding restricted shares, restricted stock or share units, stock or share appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company or any of its Significant Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any share capital or capital stock of, or other securities or ownership interests, in the Company or any of its Significant Subsidiaries (the items in clauses (1), (2), (3), (4) and (5), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (6) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Upon any issuance of any Ordinary Shares in accordance with the terms of the Stock Plans, such Ordinary Shares will be duly authorized, validly allotted, fully paid up and issued without violation of any preemptive rights. Neither the Company nor any of its Significant Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Significant Subsidiary on any matter. Neither the Company nor any of its Significant Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Company Securities other than as set forth in Section 5.1(b)(i)(b) of the Company Disclosure Letter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary are owned by the Company (or a wholly owned Subsidiary of the Company). All outstanding Company RSUs can be converted and/or cancelled, as applicable, by their terms in accordance with Section 4.3(a) and such treatment will not violate Section 409A of the Code. The Company ESPP can be frozen and terminated by its terms in accordance with Section 4.3(b). Correct and complete copies of the Comcast Warrants and Charter Warrants have been provided or made available to Buyer. There are no dividends or distributions declared or accumulated but unpaid with respect to any shares of the capital stock or other equity interests of the Company.

For purposes of this Agreement, (A) “Comcast Warrant Agreement” means that certain Warrant and Registration Rights Agreement, dated June 29, 2016, by and among ARRIS International plc, Comcast Cable Communications Management, LLC and any other holders of warrants issued thereunder and (B) “Charter Warrant Agreement” means that certain Warrant and Registration Rights Agreement, dated September 30, 2016, by and among ARRIS International plc, Charter Communications Operating, LLC and any other holders of warrants issued thereunder.

(ii) Section 5.1(b)(ii)(a) of the Company Disclosure Letter sets forth a correct, complete and accurate list as of the date hereof of each Subsidiary of the Company and the jurisdiction of organization thereof. Except for the Company’s Subsidiaries or as set forth on Section 5.1(b)(ii)(b) of the Company Disclosure Letter or as would not be material to the Company and its Subsidiaries, taken as a whole, the Company does not own, directly or indirectly, any capital stock of, or any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into or exchangeable for any of the foregoing. Except as would not be material to the Company and its Subsidiaries, taken as a whole, or as set forth in Section 5.1(b)(ii)(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

(iii) Each of the Company’s Other Subsidiaries is a legal entity duly incorporated or organized, validly existing and in good standing (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where any such failure to be so qualified or licensed or in good standing is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Other Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so qualified or licensed or in good standing is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Other Subsidiaries is not in violation of its articles of association, certificates of incorporation and bylaws or comparable organizational and governing documents.

(iv) Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Other Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and issued without violation of any preemptive rights, and such securities and the securities listed on Section 5.1(b)(ii)(b) of the Company Disclosure Letter are owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien, except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws and Permitted Liens. There are no outstanding (A) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Other Subsidiary of the Company, (B) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Other Subsidiary of the Company, (C) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Other Subsidiary of the Company (the items in clauses (A), (B) and (C), together with the capital stock of the Other Subsidiaries of the Company, being referred to collectively as “Other Subsidiary Securities”) or (D) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Other Subsidiary Securities. There are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Other Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Other Subsidiary Securities other than Permitted Liens. Neither the Company nor any of its Subsidiaries thereof has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for securities having the right to vote) with the stockholders of the Other Subsidiaries of the Company on any matter.

(c) Corporate Authority; Approval and Fairness; Opinion of Financial Advisor.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to (x) the approval (i) of a simple majority in number of the shareholders of the Company present and voting (and entitled to vote on such matters), either in person or by proxy at the meeting of shareholders of the Company (and any adjournment of such meeting) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme (the “Court Meeting”) and (ii) the shareholders of the Company present and voting (and entitled to vote on such matters), either in person or by proxy at the Court Meeting representing not less than 75% in value of the Ordinary Shares held by such shareholders present and voting at such Court Meeting (or any such adjournment) and (y) the passing of the Special Resolutions by the holders of at least 75% of the outstanding Ordinary Shares with respect to which votes are cast at the General Meeting in person (including by corporate representative) or by proxy (and held by way of a poll) and entitled to vote on such matters at a shareholders’ meeting duly called and held for such purpose (the “General Meeting” and, together with the Court Meeting, the “Shareholders Meetings”), each in accordance with the Laws of the England and Wales, any order of the Court, the Companies Act, the Exchange Act and related rules and regulations, the rules and regulations of Nasdaq and other applicable Laws (such approvals at the Court Meeting and the General Meeting, together, the “Company Requisite Votes”), to perform its obligations under this Agreement and to consummate the Acquisition and other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, the Board of Directors of the Company has, (A) by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present (1) determined that the Acquisition and the entry into the Agreement would promote the success of the Company for the benefit of its members as a whole and (2) has resolved, subject to Section 6.2, to recommend the issuance of the Scheme Document Annex and the approval of the Scheme and the transactions contemplated by this Agreement to shareholders of the Company and the adoption of the Special Resolutions (including the Amendment to the Articles), in each case, to the holders of Ordinary Shares (the “Company Recommendation”), and (B) received the opinion of the Company’s financial advisor, Evercore Group L.L.C. (“Evercore”), for inclusion in the Scheme Document Annex, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Acquisition Consideration is fair, from a financial point of view, to the holders of the Ordinary Shares entitled to receive such Per Share Acquisition Consideration.

(iii) The Company Requisite Votes are the only votes of the holders of Ordinary Shares necessary to approve the Scheme and the Acquisition and adopt the Special Resolutions.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (B) compliance with and filings or notifications (and expiration of waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), with respect to the Acquisition and the transactions contemplated hereby, (C) the applicable rules, regulations and requirements of Nasdaq, (D) the passing of the Company Requisite Votes and the receipt of the Sanctioning Order, (E) the filing of the Sanctioning Order with the Registrar of Companies of England and Wales, (F) the filings with, and (if applicable) approvals from, the European Commission of a merger notification under the EUMR and (G) the filings, and (if applicable) approvals, under the applicable Acquisition Antitrust Laws with respect to the Acquisition and the transactions contemplated hereby, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body, department, board, instrumentality, court, tribunal or arbitrator of competent jurisdiction or other legislative, executive or judicial governmental entity or any quasi-governmental authority, governmental or non-governmental self-regulatory organization, agency or authority, in each case whether federal, state, local, county, provincial, and whether domestic or foreign (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Acquisition and the other transactions contemplated hereby, except those that the failure to make or obtain is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Subject to obtaining the approvals described in Section 5.1(d)(i), the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Acquisition and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of association of the Company or articles of association, certificates of incorporation and bylaws or comparable organizational and governing documents of any of the Company’s Subsidiaries, (B) except as set forth on Section 5.1(d)(ii) of the Company Disclosure Letter, with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, bond, mortgage, permit, franchise, indenture or other instrument or obligation, in each case whether or not oral or written (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or any License of the Company or any of its Subsidiaries or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law or any rule or regulation of Nasdaq to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. Except as set forth in Section 5.1(e) of the Company Disclosure Letter:

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act on or after December 31, 2016 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports.

(ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of (A) the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of Nasdaq. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(iii) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports as amended prior to the date hereof (including the related notes and schedules thereto) have been or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto), consistently applied, and fairly present in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of operations and cash flows and shareholders’ equity for the periods then ended (except (x) as may be indicated in the notes to such financial statements or (y) in the case of unaudited financial statements, for the fact that such financial statements may not contain certain footnotes and other presentation items, are subject to normal year-end adjustments or as otherwise permitted by Form 10-Q.

(iv) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), which is reasonably designed to provide reasonable assurances regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (1) all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (2) all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. Based on the most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, management of the Company has disclosed to the Company’s auditors and the Audit Committee of the Board of Directors of the Company (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are, to the Knowledge of the Company, reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (b) any fraud or, to the Knowledge of the Company, any allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

(f) Absence of Certain Changes. Since December 31, 2017 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practice, except in connection with this Agreement and the transactions contemplated herein. Since December 31, 2017 through the date of this Agreement, there has not been or occurred or there does not exist, as the case may be, any Effect that has had or would reasonably be expected to have, individually or in the aggregate with any other Effects, a Company Material Adverse Effect.

(g) Litigation; Liabilities.

(i) Except as set forth in Section 5.1(g) of the Company Disclosure Letter, as of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings by or before any Governmental Entity (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any of their respective properties or assets other than a Proceeding that is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) As of the date of this Agreement, none of the Company nor any of its Subsidiaries nor any of their respective properties or assets is a party to or subject to any outstanding judgment, order, writ, rule, decision, injunction, decree or award of any Governmental Entity, arbitrator, or mediator or any settlement agreement or compliance agreement entered into connection with any Proceeding that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries has any liabilities, indebtedness, commitments or obligations of any nature (whether accrued, absolute, contingent, matured, unmatured, known or unknown, fixed or otherwise) (“Liabilities”) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than Liabilities (A) set forth or as reflected or reserved against in the Company’s consolidated balance sheets or disclosed in the notes thereto, included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2017, (C) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (D) under this Agreement and fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Acquisition).

(iv) The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g)(iv) of the Company Disclosure Letter after due inquiry of such person’s direct reports.

(h) Employee Benefits.

(i) As used herein, “Benefit Plans” shall mean all material benefit and/or compensation plans, contracts, policies or arrangements including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA and including all plans of such type under foreign laws and foreign equivalents), and any and all other deferred compensation, retirement, severance, equity compensation, stock option, stock purchase, stock appreciation rights, stock unit, stock based, incentive, change in control, bonus, health and welfare insurance, fringe benefits, profit sharing and pension plans relating to or covering current or former employees of the Company and its Subsidiaries (the “Employees”), and any spouse, beneficiary, or alternate payee of any of the foregoing, under which there is or may be any Liabilities of the Company or any of its Subsidiaries whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Code, ERISA or other applicable law, or (D) set forth in an employment agreement or consulting agreement. As used herein, “Non-U.S. Benefit Plans” shall mean Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States and “U.S. Benefit Plans” shall mean all Benefit Plans other than Non-U.S. Benefit Plans.

(ii) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all U.S. Benefit Plans have been maintained in compliance with ERISA, the Code and any other applicable Laws. Without limiting the foregoing, neither the Company nor its Subsidiaries has any Liabilities under Code Section 4980H that, individually or in the aggregate, have had or are reasonably likely to have a Company Material Adverse Effect. Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or, if a prototype or volume submitter plan, opinion letter from the Internal Revenue Service (the “IRS”) on which the Company is entitled to rely, and, to the Knowledge of the Company, no circumstances exist as of the date hereof that would reasonably be expected to result in the loss of the qualification of such U.S. Benefit Plan under Section 401(a) of the Code. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any U.S. Benefit Plan that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions due from the Company or any of its Subsidiaries or their employees with respect to each Benefit Plan have been timely made or have been properly accrued as Liabilities of the Company or a Subsidiary of the Company and properly reflected in the consolidated financial statements of the Company in accordance with the terms of the applicable Benefit Plan and GAAP.

(iii) Except as described in Section 5.1(h)(iii) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries nor any other entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, a “Company ERISA Affiliate”) maintains or contributes or has within the past six years maintained or contributed to a pension plan that is subject to subtitles C or D of Title IV of ERISA or Sections 412 or 430 of the Code (collectively a “Pension Plan”). With respect to each Pension Plan, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) no reportable event (within the meaning of Section 4043 of ERISA) that has occurred within the past six years or is reasonably expected to occur, (B) according to the latest actuarial information, has a certified Adjusted Funding Target Attainment Percentage (AFTAP) of at least 80% as determined as of the end of the most recent plan year under the rules prescribed by the Pension Protection Act of 2006, (C) the Company, its Subsidiaries and any Company ERISA Affiliate have made when due any required installments within the meaning of Section 430(j) of the Code and Section 303(j) of

ERISA, (D) neither the Company, its Subsidiaries nor any Company ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code, (E) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), (F) except as described in Section 5.1(h)(iii) of the Company Disclosure Letter, no filing has been made by the Company, any Subsidiary, or any Company ERISA Affiliate with the PBGC and no proceeding has been commenced by the PBGC to terminate any such Pension Plan and no condition exists which could reasonably be expected to constitute grounds for the termination of any such Pension Plan by the PBGC and (G) all assets, Liabilities and obligations related to any Pension Plan, any other defined benefit plan and any nonqualified deferred compensation plan (including any pension, lump sum, gratuity, annuity, indemnity, compensation or similar benefit provided or to be provided on or after retirement (including early retirement), death, disability or termination of employment based on service with an employer, termination indemnity and seniority premium arrangements and mandatory government arrangements) have been accurately accrued and reported in the Company’s consolidated financial statements in all material respects and in accordance with GAAP, where applicable.

(iv) The Company, its Subsidiaries and each Company ERISA Affiliate do not have, and have not in the last six years had, any obligation to contribute to any plan within the meaning of ERISA Sections 3(37) and 4001(a)(3) (a “Multiemployer Plan”). The Company, its Subsidiaries and each Company ERISA Affiliate do not and have not in the last six years, maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4063 or Code Section 413(c) (a “multiple employer plan”).

(v) There is no (and during the past two years there has been no) material Proceeding pending or, to the Knowledge of the Company, threatened relating to the Benefit Plans, other than routine claims for benefits. Except as described in Section 5.1(h)(v) of the Company Disclosure Letter, none of the Benefit Plans provide for medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, any similar state or local Law or any foreign Law.

(vi) Neither the execution of this Agreement, the approval of the Scheme by holders of shares constituting the Company Requisite Votes nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A), except as described in Section 5.1(h)(vi)(a) of the Company Disclosure Letter, (i) entitle any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company to severance pay (other than severance pay required by any Law) or any increase in severance pay upon any termination of employment, (ii) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or (iii) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or (B) except as described in Section 5.1(h)(vi)(b) of the Company Disclosure Letter, result in an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Except as described in Section 5.1(h)(vi)(c) of the Company Disclosure Letter, no Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(vii) Except as is not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, all Non-U.S. Benefit Plans have been maintained in compliance with applicable local Law. With respect to each Non-U.S. Benefit Plan: (A) except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations and any Liabilities or obligations incurred through the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Non-U.S. Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligation and (B) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entity.

(viii) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each U.S. Benefit Plan that is a non-qualified deferred compensation plan or arrangement within the meaning of Section 409A of the Code and not otherwise exempt from Code section 409A, and any underlying award, is in documentary and operational compliance in all material respects with Section 409A of the Code and all IRS guidance thereunder to the extent applicable to such U.S. Benefit Plan. Except as described in Section 5.1(h)(viii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has agreed to reimburse or indemnify any participant in any Benefit Plan for any taxes, interest or penalties or other amounts imposed or accelerated under Section 409A of the Code (whether currently due or as may be triggered in the future).

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any international, federal, state, local or foreign law, statute or ordinance, common law, constitution, treaty, convention or any rule, regulation, resolution, directive, code, ruling, edict, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Laws”), except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as contemplated by Section 5.1(i)(i) of the Company Disclosure Letter and as of the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same, except for those the outcome of is not and which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the

Applicable Date, each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to own, lease or operate their properties and to conduct their businesses as presently conducted, each of which is valid and in full force and effect and is not subject to any pending or, to the Knowledge of the Company, threatened Proceedings to revoke, cancel, suspend, adversely modify, not renew or declare any such License invalid, except, in each case, which is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Licenses or the failure to have any required Licenses, that remains outstanding or unresolved, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, the Company and its Subsidiaries are not conducting and do not have pending any investigation in connection with which outside legal counsel has been retained with respect to any actual, potential or alleged violation of any applicable Laws, except as to which, if any such violation under investigation in fact existed, such violation (or the remedy thereof) is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) None of the Company, any of its Subsidiaries or any officer, director, agent, employee or other Person acting on their behalf, has, directly or indirectly (A) taken any action that would cause them to be in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) or other Anti-Corruption and Anti-Bribery Laws, (B) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (C) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees or (D) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or similar payment in violation of the FCPA or other Anti-Corruption and Anti-Bribery Laws. “Anti-Corruption and Anti-Bribery Laws” shall mean the FCPA, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption or anti-bribery Laws or regulations (including the UK Bribery Act 2010). Neither the Company nor any of its Subsidiaries has at any time during the past five (5) years committed any violation of any Export and Import Control Laws, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. “Export and Import Control Laws” means all applicable Laws, regulations, or orders of any jurisdiction, including but not limited to the United States, related to imports, exports controls, boycotts, economic sanctions or trade embargoes. To the Knowledge of the Company and as of the date of this Agreement, neither the Company nor any of its Subsidiaries is or has been within the past five (5) years the target of any inquiry, investigation, settlement, plea agreement or enforcement action by a Governmental Entity involving an alleged or suspected violation of the FCPA, any other Anti-Corruption and Anti-Bribery Laws or any Export and Import Control Laws, except for such inquiries, investigations, settlements, plea agreements or enforcement actions that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that is (a) on the U.S. Department of Treasury Office of Foreign Assets Control

(“OFAC”) list of specially designated nationals and blocked persons (the “SDN List”), (b) owned or controlled or acting on behalf of a Person on the SDN List, (c) otherwise the target of economic sanctions administered by OFAC or owned or controlled by, or acting on behalf of, such Person that is otherwise the target of economic sanctions administered by OFAC, or (d) listed on the U.S. Department of Commerce’s Denied Persons List or Entity List. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that (i) has its principal place of business or the majority of its business operations (measured by revenues) located in a country subject to comprehensive sanctions (currently, Cuba, the Crimea Region of Ukraine, Iran, and North Korea); (ii) has been convicted of or charged with a felony relating to money laundering; or (iii) is under investigation by any Governmental Entity for money laundering.

(iii) Except as, individually or in the aggregate, is not and would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and each of its Subsidiaries has complied with (x) all terms and conditions of each of the Government Contracts and Government Contract Bid and (y) all statutory and regulatory requirements where and as applicable to each of the Government Contracts and the Government Contract Bids, (B) the representations, certifications and warranties made by the Company and/or its Subsidiaries with respect to each of the Government Contracts or Government Contract Bids were accurate as of their effective dates and (C) neither the Company nor its Subsidiaries has been excluded from participation in contracting with any Governmental Entity or received a substantially adverse or negative evaluation or rating that could reasonably be expected to adversely affect the evaluation by the Governmental Entity or other potential customers of bids or proposals for future Contracts with a Governmental Entity. “Government Contract” shall mean any (1) prime contract, grant agreement, cooperative agreement, or other Contract with a Governmental Entity to which the Company or any of its Subsidiaries is a party or (2) any subcontract under any such Contract listed in subpart (1) above to which the Company or any of its Subsidiaries is a party. “Government Contract Bid(s)” shall mean any quotations, bids and/or proposals for awards of new Contracts with a Governmental Entity.

(j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar anti-takeover Law (each, a “Takeover Statute”) is applicable to the Company, the Ordinary Shares, the Acquisition or the other transactions contemplated by this Agreement. The Company does not have in effect any stockholder rights plan or “poison pill,” and, without limiting the foregoing, the Company has not exercised any rights under Sections 5 or 6 of its current articles of association and does not have any Rights Plan or Rights (as defined in its current articles of association) or similar plan outstanding or in effect. Representatives of the Company have participated in a conference call with the Executive of the Panel on Takeovers and Mergers in the United Kingdom on which the Executive has confirmed that it does not consider the Company to be subject to the jurisdiction of the Panel on Takeovers and Mergers in the United Kingdom.

(k) Environmental Matters.

(i) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (A) the Company and its Subsidiaries are, and have at all times been, in compliance with applicable Environmental Laws, (B) the Company and its Subsidiaries possess, and have at all times possessed, all Licenses required under applicable Environmental Laws for the operation of their business, each of which is valid and in full force and effect and is not subject to any pending or, to the Knowledge of the Company, threatened Proceedings to revoke, cancel, suspend, adversely modify, not renew or declare any such License invalid nor, to the Knowledge of the Company, is there any reasonable basis for the revocation, cancellation, suspension, adverse modification, non-renewal or declaration of invalidity of any such License, (C) the use, handling, manufacture, treatment, processing, storage, generation, release, discharge and disposal of Hazardous Substances by the Company and its Subsidiaries comply, and have at all times, complied with all applicable Environmental Laws and there has been no presence, use, production, generation, sale, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of Hazardous Substances on, at, in or underneath any of the Owned Real Property or on, at, in or underneath any property formerly owned or operated by any Company or its Subsidiaries, (D) neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any other Person any written claim, notice of violation or citation concerning any violation or alleged violation of, or Liability or alleged Liability under, any applicable Environmental Law during the four years preceding the date hereof, (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any Proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with, or Liability of the Company or any Subsidiary under, any Environmental Law and (F) the Company and its Subsidiaries do not have any Liability under any applicable Environmental Laws.

(ii) As used herein, the term “Environmental Law” means any applicable Law, regulation, code, order, judgment, decree or injunction from any Governmental Entity concerning (A) the protection of human health as it relates to exposure to any Hazardous Substance or the protection of the environment, including air (both ambient air and indoor air), surface water, groundwater, drinking water, soil, land, stream sediments, surface or subsurface strata, plant and animal life, and natural resources or (B) the production, manufacture, transport, treatment, use, storage, handling, release or disposal of Hazardous Substances.

(iii) As used herein, the term “Hazardous Substance” means any substance listed, defined, designated, classified or regulated on the date hereof as hazardous, contaminant, toxic or a pollutant (or words of similar import) under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, petroleum and petroleum products.

(l) Taxes. Except as set forth in Section 5.1(l) of the Company Disclosure Letter:

(i) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (A) all Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions), and each such Tax Return is complete and accurate; (B) all Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in their financial statements in accordance with GAAP; and (C) the Company and each of its Subsidiaries has made adequate provision in its consolidated financial statements in accordance with GAAP for payment of all Taxes that are not yet due and payable.

(ii) There is no material audit, examination, investigation or other Proceedings pending or, threatened in writing against the Company or any of its Subsidiaries in respect of any Taxes. Each assessed deficiency resulting from any audit, examination or other Proceeding relating to Taxes by any Governmental Entity has been timely paid or otherwise finally resolved. There are no material Liens on any of the material assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the Company Reports.

(iii) The Company and each of its Subsidiaries has timely withheld and paid all amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, agent, creditor, stockholder, member, customer, supplier, nonresident or other third party, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of income Taxes or agreed to any extension of time with respect to a material amount of income Tax assessment or deficiency which waiver or extension has not expired or been terminated.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement or any material Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes), (B) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (C) within the previous six (6) years, is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (D) has any material Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise, (E) has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2) or (F) within the previous (6) years has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction (except for any claims that would not reasonably be expected to be material) that has not been resolved.

(vi) No gain recognition agreements under Section 367 of the Code have been entered into with respect to the Company or any of its Subsidiaries that is currently in force.

(vii) Neither the Company nor any of its Subsidiaries organized in non-U.S. jurisdictions is treated as a U.S. corporation under Section 7874(b) of the Code.

(viii) Except as set forth in Section 5.1(l)(viii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder (without regard to the provisions of Section 1297(d) of the Code).

(ix) Neither the Company nor Arris US Holdings Inc. is or has been within the five (5) year period described in Section 897(c)(1) of the Code a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. None of the Subsidiaries organized in non-U.S. jurisdictions (other than any such Subsidiaries that are owned by any member of the Domestic Group) (and for the avoidance of doubt including any such Subsidiaries acquired or formed between the date hereof and the Closing Date) owns as of the date hereof nor will own as of the Closing Date any “United States real property interest” within the meaning of Section 897(c)(1) of the Code. Neither the Company nor any of its Subsidiaries has elected under Section 897(i) of the Code to be treated as a “domestic corporation.”

(x) Neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code.

(xi) The Company has not made any election that would cause it to be treated as a domestic corporation for U.S. federal income tax purposes.

(xii) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, production, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupancy, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, base erosion and anti-abuse (including taxes under Section 59A of the Code), transition (including taxes under Section 965 of the Code), estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local or foreign government or subdivision or agency thereof, including any related interest, penalties and additions imposed thereon or with respect thereto, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, and claims for refund, and any attachment thereto and amendment thereof) required to be supplied to a Governmental Entity relating to Taxes.

(xiii) Solely for purposes of Section 269B of the Code, no share or other beneficial ownership interest in the Company or any of its Subsidiaries organized in non-U.S. jurisdictions has been (or will be, as a result of a transaction occurring on or before the Closing Date), by reason of form of ownership, restrictions on transfers, or other terms and conditions, transferred or required to be transferred in connection with a transfer of any interest in a domestic entity for U.S. federal income tax purposes.

(xiv) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in any country other than where such entity is organized for any material Tax purpose, except as set forth in Section 5.1(l)(xiv) of the Company Disclosure Letter.

(xv) Except as set forth in Section 5.1(l)(xv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code as it was published immediately prior to the enactment of Public Law No. 115-97 (12/22/2017).

(xvi) No material private letter rulings, technical advice memoranda, advance pricing agreements or similar agreements (other than closing agreements) or rulings relating to U.S. federal, state and foreign income Taxes have been received from any Governmental Entity by the Company or any of its Subsidiaries within the previous six (6) years.

(m) Labor Matters.

(i) Except as set forth in Section 5.1(m)(i)(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is as of the date of this Agreement a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, employee organization or works council. Neither the Company nor any of its Subsidiaries is the subject of any Proceedings asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries, except, in each case, as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 5.1(m)(i)(b) of the Company Disclosure Letter sets forth a true and correct list of each trade union, works council or other employee representative group, which, pursuant to applicable Law or agreement, must be notified or consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(ii) No material unfair labor practice complaint is pending against the Company or any of its Subsidiaries, has occurred since the Applicable Date or, to the Knowledge of the Company, is threatened in writing before the National Labor Relations Board or any other Governmental Entity.

(n) Intellectual Property.

(i) The Company and its Subsidiaries have sufficient rights to use all Intellectual Property necessary for or used, or held for use, in their businesses as conducted on the date hereof, and which is sufficient for their businesses as conducted on the date hereof, except, in each case, as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that nothing in this sentence constitutes a representation and warranty as to non-infringement of any Intellectual Property owned by a third party. Except as set forth in Section 5.1(n) of the Company Disclosure Letter, no claim or other

Proceeding has been asserted or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property except, in each case, as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no person is infringing upon, misappropriating, or otherwise violating any Intellectual Property owned by the Company, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe upon, misappropriate, or otherwise violate, and within the applicable statute of limitations periods has not infringed upon, misappropriated, or otherwise violated, any Intellectual Property owned by a third party, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the consummation of the transactions contemplated hereby does not create any obligation of disclosure or provide any access by a third party to any software source code of the Company or a Subsidiary except, in each case, as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the transactions contemplated hereby shall not impair the right, title or interest of the Company or any Subsidiary of the Company in or to any Intellectual Property owned or licensed by the Company and its Subsidiaries, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) All right, title and interest in and to all Trademarks, Copyrights and Patents owned by the Company or its Subsidiaries as of the date hereof that are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar (collectively the “Company Registered IP”) are owned exclusively by the Company or its Subsidiaries free and clear of any Liens, except for Permitted Liens, are subsisting and, to the Knowledge of the Company, are valid and enforceable and in full force and effect, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. One or more of the Company or its Subsidiaries has made or caused to be made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Registered IP, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or its Subsidiaries have taken reasonable steps to maintain, protect, and enforce the Intellectual Property owned by the Company and its Subsidiaries, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Subject to laws of local jurisdictions, each of the Company and its Subsidiaries has and follows a policy requiring all employees, independent contractors and consultants with access to its trade secrets and confidential information, or who assist in the development of Intellectual Property owned by or to be owned by any of the Company or its Subsidiaries, to execute confidentiality and invention assignment agreements in favor of the Company and its Subsidiaries, as applicable, pursuant to which he, she or it (A) agrees to protect the confidential information of the Company and its Subsidiaries and (B) assigns to the Company or one of its Subsidiaries all Intellectual Property created in the course of his, her or its employment or other relationship with the Company or one of its Subsidiaries, without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property, and such agreements are valid and enforceable in accordance with their terms, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) None of the software owned by the Company and its Subsidiaries and, to the Knowledge of the Company, no software licensed to the Company or any of its Subsidiaries, incorporates or is combined or distributed with any open source, community source, shareware, freeware or other code, or is otherwise subject to any “copyleft” or other obligation or condition (including, any obligation or condition under any “open source” or similar license) in a manner that would reasonably be expected to result in such software being covered by any license, such as the GNU General Public License, or any other licensing regime, in each case that would condition the use, license, or distribution of any software owned by the Company or its Subsidiaries or require the Company or any of its Subsidiaries unintentionally or inadvertently to (A) disclose or distribute the source code for any software owned by the Company or its Subsidiaries, (B) license any software owned by the Company or its Subsidiaries for the purpose of making derivative works, (C) grant to any Person any rights or immunities under any Intellectual Property owned or exclusively licensed to the Company or any of its Subsidiaries or (D) distribute any software owned by the Company or its Subsidiaries at no charge or minimal charge, in each case, except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v) For purposes of this Agreement, “Intellectual Property” means all intellectual property and proprietary rights and interests in any jurisdiction throughout the world, whether registered or unregistered, including and in and to the following: (A) trademarks, service marks, brand names, Internet domain names, Internet account names (including social networking and media names, IDs, identification numbers, and accounts), dialing and messaging short codes, logos, slogans, trade dress, trade names, business names, corporate names, and other indicia or other designations of source or origin, all applications and registrations for the foregoing, including all renewals of the same, and all common law rights thereto and goodwill associated therewith and symbolized thereby, in each case, that are subject to protection under applicable Law (collectively, “Trademarks”), (B) patents, statutory invention registrations, utility models, and industrial designs, and applications for any of the foregoing, including divisions, continuations, continuations-in-part, provisionals, renewals, revisions, extensions, re-examinations, continued prosecutions, and reissues thereof (collectively, “Patents”), (C) inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, shop rights, trade secrets and other proprietary confidential information, data, and know-how, including the trade secrets and other proprietary confidential information, data, and know-how in processes, technologies, techniques, protocols, methodologies, methods, business methods, ideas, customer lists, potential customer lists, supplier lists, algorithms, formulas, compositions, models, designs, drawings, specifications, architectures, layouts, lab journals, notebooks, engineering schematics, research and development information, technical data, pricing and cost information, and business, financial, and marketing plans, proposals, and methods, in each case, that are subject to protection under applicable Law, and (D) original works of authorship, including databases, data collections, and other compilations of information (including knowledge databases and customer databases), software (including source, object, and any other code variants thereof, including for any computer programs, applications, applets, compilers, assemblers, interfaces, utilities, diagnostics, tools, firmware, each of the foregoing in any form or format, and documentation (including user manuals and training materials) relating to any of the foregoing), copyrightable works, industrial designs and models, masks works, flow charts, manuals, training materials, website content, advertising content, and promotional materials, and including copyrights and copyright registrations and applications therefor, and all renewals, extensions, amendments, alternations, modifications, restorations, and reversions thereof, in each case, that are subject to protection under applicable Law, and any moral rights of any of the foregoing (collectively, “Copyrights”).

(o) Insurance. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and there is no existing default or event which, with or without the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder; and (b) all premiums due with respect to such insurance policies have been paid.

(p) Real Property.

(i) Except in any such case as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its applicable Subsidiary has good and valid title to each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens except for Permitted Liens.

(ii) Except in any such case as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its applicable Subsidiary holds good and valid leasehold interests in the real property which is leased or subleased by the Company or any of its Subsidiaries (the “Leased Real Property”), free and clear of all Liens. Section 5.1(p)(ii) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each parcel of Leased Real Property (A) that is one of the sixteen “larger leased sites” listed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 in its response to Item 2 thereof, (B) that contains a manufacturing facility or (C) with an annual rent payment in excess of $2 million (collectively, the “Material Leased Real Property”). Each Contract of the Company or its applicable Subsidiary for the Material Leased Real Property, where such Contract constitutes a lease of real property establishing a leasehold estate under which the Company or its applicable Subsidiary is a tenant or subtenant (a “Material Lease”), is valid and binding on the Company and each of its Subsidiaries that is a party thereto (but in each case subject to the Bankruptcy and Equity Exception) and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default (beyond applicable grace, notice and/or cure periods, if any) under any Material Lease by the Company or any of its Subsidiaries that is a party thereto, or to the Knowledge of the Company any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, or to the Knowledge of the Company any other party thereto, except in each case as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of each Material Lease and any material amendments thereto have been provided or made available to Buyer prior to the date hereof. Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no condemnation or eminent domain proceedings or compulsory purchase pending or, to the Knowledge of the Company, threatened with respect to the Owned Real Property or Material Leased Real Property that would interfere with the present use of the real property subject thereto by the Company or its Subsidiaries.

(q) Contracts.

(i) Except as listed on Section 5.1(q) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date of this Agreement:

(A) that would be required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;

(B) (1) containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate or limiting the right of the Company or any of its Subsidiaries to compete with any Person or levying a fine, charge or other payment for doing so, or (2) limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” or “sole sourcing” provisions, in each case of the above other than (a) any such Contracts that may be cancelled without Liability to the Company or its Subsidiaries upon notice of 90 days or less or (b) where any such covenants or other provisions are not material to the Company or any of its Subsidiaries;

(C) that would be required to be disclosed by Section 404(a) of Regulation S-K under the Exchange Act;

(D) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets constituting a division or business line of any Person, in each case, other than acquisitions by the Company or any of its Subsidiaries of the foregoing that have a fair market value or purchase price of less than $30 million individually or $50 million in the aggregate;

(E) that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries currently is restricted from acquiring assets or securities of another Person;

(F) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture, joint product development (other than a development agreement for any customer entered into in the ordinary course of business) or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint product development, partnership or joint venture or that involves a sharing of revenues, profits, losses, costs or liabilities and is material to the Company and its Subsidiaries, taken as a whole, or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $30 million without regard to percentage voting or economic interest;

(G) relating to or evidencing Indebtedness in excess of $20 million individually or $40 million in the aggregate;

(H) that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material assets of the Company and its Subsidiaries, taken as a whole, or of any Subsidiary or material business of the Company and its Subsidiaries;

(I) (1) entered into after December 31, 2017, and not yet consummated, for the acquisition or disposition, directly or indirectly (by scheme of arrangement, merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $50 million individually, or $100 million in the aggregate, other than purchases of inventory or similar assets in the ordinary course of business or (2) for any acquisition, directly or indirectly (by scheme of arrangement, merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations (but excluding indemnification obligations with respect to breaches of representations, warranties or covenants);

(J) that is, except for licenses granted to customers of the Company in the ordinary course of business, (1) an agreement pursuant to which the Company or any of its Subsidiaries is licensed or is otherwise permitted by a third party to use any material Intellectual Property (other than any “commercially available off-the-shelf software package,” or other software licensed pursuant to a software “shrink wrap,” “click wrap,” or “click-through” license) or (2) an agreement pursuant to which a third party is licensed or is otherwise permitted to use any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case of clauses (1) and (2) where such agreement is material to the business of the Company and its Subsidiaries, taken as a whole; and

(K) that by its express terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $25 million over the annual term of such Contract and is not terminable at will by any party upon ninety (90) days’ notice or less with no liability or further obligation thereunder (other than this Agreement, Contracts solely between or among any of the Company and any of its wholly-owned Subsidiaries, Contracts that are subject of another subsection of this Section 5.1(q) or any Material Leases);

(each such Contract required to be listed on Section 5.1(q) of the Company Disclosure Letter (whether or not so listed) is referred to herein as a “Material Contract”).

(ii) Each of the Material Contracts, Customer Contracts, Supplier Agreements and Distributor Contracts is valid and binding on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Material Contract, Customer Contract, Supplier Agreement or Distributor Contract by the Company or any of its Subsidiaries that is a party thereto, or to the Knowledge of the Company any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, or to the Knowledge of the Company any other party thereto, except in each case as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of each Material Contract, Customer Contract and Supplier Contract and any material amendments (in each case, excluding purchase orders in the ordinary course of business) thereto have been provided or made available to Buyer prior to the date hereof.

(iii) For purposes of this Agreement:

(A) “Indebtedness” means, with respect to the Company and any of its Subsidiaries, (1) indebtedness for borrowed money, or with respect to unearned advances of any kind, (2) all obligations evidenced by notes payable or by bonds, debentures, notes or similar instruments, (3) all capitalized lease obligations, (4) all obligations evidenced by letters of credit or surety bonds, but, in each case, only to the extent drawn, (5) all obligations under earn out obligations or arrangements creating any obligation with respect to the deferred purchase price of property other than trade payables and accrued expenses in the ordinary course of business, (6) obligations under any installment sale contracts or under conditional sale or other title retention agreements, (7) all obligations under interest rate or currency swaps, hedges or similar arrangements, (8) sale-leasebacks of long-term assets, (9) obligations related to the encumbering of assets, such as factoring receivables and (10) all guarantees, obligations, undertakings or arrangements having the economic effect of a guarantee of others of any Indebtedness or to maintain or cause to be maintained the financial position of others.

(B) “Permitted Lien” means (1) carrier’s, warehousemen’s, landlord’s, a mechanic’s, materialmen’s or similar Lien with respect to any amount not yet due and payable or which is being contested in good faith through appropriate Proceedings, (2) a Lien for current Taxes, assessments or other charges of a Governmental Entity not yet due and payable or which is being contested in good faith through appropriate proceedings, (3) a Lien securing rental payments under capital lease agreements, (4) an encumbrance and restriction on real property (including an easement, covenant, right of way or similar restriction of record) that does not materially interfere with the present uses of such real property or with the operation of the Company as conducted consistent with past practice, (5) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property, (6) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (7) non-exclusive licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (8) banker’s Liens and customary rights of set-off or similar rights and remedies of depository institutions as to deposit accounts or other funds maintained with such depository institution, (9) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby and (10) any Lien created under the Credit Agreement, dated March 27, 2013, as amended and restated as of June 18, 2015, and as further amended December 14, 2015, April 26, 2017, October 17, 2017 and December 20, 2017, among the Company, certain Subsidiaries of the Company, the lender parties thereto and Bank of America, N.A., as administrative Agent (the “Company Credit Agreement”).

(C) “Customer Contract” means any Contract providing for the purchase, licensing or support of the Company’s and its Subsidiaries’ products and services to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement with the top ten (10) customers (including such customer’s Affiliates) of each of the following segments (1) Customer Premises Equipment; (2) Network & Cloud; and (3) Enterprise, determined based on revenue attributable to such customer during the twelve (12) month period ended June 30, 2018.

(D) “Supplier Agreement” means any Contract to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement that is with any supplier (including such supplier’s Affiliates) of the Company or any Subsidiary or any other Person pursuant to which the Company and its Subsidiaries reasonably expect to make aggregate payments in excess of $25 million in 2018.

(E) “Distributor Contract” means any Contract providing for the purchase, sale or distribution of the Company’s and its Subsidiaries’ products and services to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement with the top five (5) distributors (including such distributor’s Affiliates) of each of the following segments (1) Customer Premises Equipment; (2) Network & Cloud; and (3) Enterprise, determined based on revenue attributable to such distributor during the twelve (12) month period ended June 30, 2018.

(r) Brokers and Finders. No broker, investment banker, financial advisor or other person, other than Evercore, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Acquisition and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to Buyer a true and correct copy of its engagement letter with Evercore relating to the Acquisition.

(s) Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under Contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (except Permitted Liens), except as is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(t) Product Liabilities; Recalls; Warranties. Except where the failure to comply therewith is not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, nor, to the Knowledge of the Company, is there currently under consideration any (a) product recall or (b) safety alert or notifications of defect relating to an alleged lack of safety or regulatory compliance. As of the date hereof, there are no product warranty claims pending by any customers against the Company or its Subsidiaries that have not been adequately reserved for in the Company’s financial statements or that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(u) Data Security and Privacy. The Company and its Subsidiaries take all reasonable steps in accordance with industry standards to protect the operation, confidentiality, integrity and security of the Company’s and its Subsidiaries’ products, services or lines of business, the Company’s and its Subsidiaries’ IT systems and websites and all information and transactions stored or contained therein or transmitted thereby against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and, to the Knowledge of the Company, there have been no breaches of the same in the past three (3) years which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have policies and procedures in place designed to ensure compliance in all material respects (and require and monitor the compliance of applicable third parties) with all U.S., state, foreign and multinational Laws, reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice), including with respect to each of the following, to the extent applicable: (i) personally identifiable information (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use the Company’s websites, suppliers, products, customers and distributors), whether any of same is accessed or used by the Company, its Subsidiaries or any of their business partners and (ii) maintaining a written information security program in compliance with Laws.

(v) No Other Buyer Representations or Warranties. Except for the representations and warranties set forth in Section 5.2, the Company hereby acknowledges and agrees (each for itself and on behalf of its Subsidiaries and its and their respective directors, officers, employees, affiliates, advisors, agents or representatives) that neither Buyer nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Buyer or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company.

5.2 Representations and Warranties of Buyer. Buyer hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Buyer is a legal entity duly organized, validly existing and in good standing (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Buyer to consummate the Acquisition and the other transactions contemplated by this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Buyer is necessary to approve this Agreement, the Acquisition or the other transactions contemplated hereby. Buyer has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Acquisition. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Except for (A) the receipt of the Sanctioning Order and the filing of the Sanctioning Order with the Registrar of Companies of England and Wales and complying with any other applicable requirements of the Companies Act and the rules and regulations promulgated thereunder, (B) compliance with and filings or notifications (and expiration of waiting period) under the HSR Act with respect to the Acquisition and the Equity Financing and the transactions contemplated hereby or the Equity Commitments, (C) the filings with, and (if applicable) approvals from, the European Commission of a merger notification under the EUMR and (D) the filings, and (if applicable) approvals, under the other applicable Acquisition Antitrust Laws with respect to the Acquisition and the transactions contemplated hereby, no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the Acquisition and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Buyer to consummate the Acquisition and the other transactions contemplated by this Agreement.

(ii) Subject to obtaining the approvals described in Section 5.2(c)(i), the execution, delivery and performance of this Agreement by Buyer does not, and the consummation by Buyer of the Acquisition and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable governing documents of Buyer or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, of Buyer or any of its Subsidiaries pursuant to, any Contracts to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Subsidiaries or its or any of their respective properties are bound or (C) a violation of any Laws to which Buyer or any of its Subsidiaries is subject, except, in the case of clause (A), (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Buyer to consummate the Acquisition or the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Buyer to consummate the Acquisition or the other transactions contemplated by this Agreement.

(e) Financing.

(i) Buyer has delivered to the Company true and complete executed copies of (a) a debt commitment letter (including all exhibits, schedules and annexes thereto, and as amended, supplemented or replaced in compliance with this Agreement, the “Debt Commitment Letter”), dated as of the date hereof, between JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (the “Initial Commitment Parties”), Buyer and CommScope, Inc., pursuant to which and subject to the terms and conditions thereof, the Initial Commitment Parties have committed to lend the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated by this Agreement and fees and expenses incurred in connection therewith (the provision of such funds as set forth therein, including the offering or private placement of debt securities contemplated by the Debt Commitment Letter and any related engagement letter, the “Debt Financing”), (b) the fee letter referenced in the Debt Commitment Letter (the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Commitment”) redacted in a customary manner with respect to the fees, certain economic terms of the flex provisions and “securities demand” provisions and other customarily redacted provisions, which redacted information does not adversely affect the amount, availability or conditionality of the funding of the Debt Financing, (c) an Equity Commitment Letter (including all exhibits, schedules and annexes thereto, and as amended, supplemented or replaced in compliance with this Agreement, the “Sponsor Equity Commitment”), dated as of the date hereof, between Buyer, as an express third party beneficiary pursuant to Section 5 thereof, Carlyle Partners VII, L.P., a Delaware limited partnership (the “Sponsor”), and Carlyle Partners VII S1 Holdings, L.P., a Delaware limited partnership (together with any permitted transferees thereof, the “Equity Investor”) and (d) an Investment Agreement (including all exhibits, schedules and annexes thereto, and as amended, supplemented or replaced in compliance with this Agreement, the “Investment Agreement”, and together with the Sponsor Equity Commitment, the “Equity Commitments” and, together with the Debt Financing Commitment, the “Financing Commitments”), dated as of the date hereof, between the Equity Investor and Buyer. Pursuant to the Sponsor Equity Commitment, and subject to the terms and conditions thereof, Sponsor has committed to provide the amounts set forth therein to the Equity Investor for the purpose of funding the amounts contemplated by the Investment Agreement (the “Sponsor Equity Financing”). Pursuant to the Investment Agreement, and subject to the terms and conditions thereof, the Equity Investor has committed to provide the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated by this Agreement and fees and expenses incurred in connection therewith (the “Buyer Equity Financing” and, together with the Sponsor Equity Financing, the “Equity Financing” and, together with the Debt Financing, the “Financing”). As of the date hereof, (i) the Financing Commitments and the commitments contained therein have not been terminated, withdrawn, repudiated, rescinded, amended, restated, supplemented or otherwise modified in any material respect and (ii) to the Knowledge of Buyer, no such termination, withdrawal, repudiation, rescission, amendment, restatement, modification or waiver is contemplated (other than amendments permitted by Section 6.14). As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of Buyer and, to the Knowledge of Buyer, the other parties thereto, enforceable in accordance with their respective terms against Buyer and, to the Knowledge of Buyer, the other parties thereto, subject in each case to the Bankruptcy and Equity Exception. There are no conditions precedent or contingencies related to the funding of the Financing pursuant to the Financing Commitments (including any “flex” provisions) other than as expressly set forth in or contemplated by the Financing Commitments. Assuming performance by the Company of its obligations that are required to be performed prior to the Closing, the aggregate proceeds to be disbursed pursuant to Financing Commitments will be sufficient, together with other sources of cash available to Buyer, to pay all of Buyer’s obligations under this Agreement, including the payment of the aggregate Per Share Acquisition Consideration and all fees, costs and expenses to be paid in connection therewith, including such fees, costs and expenses relating to the Financing. As of the date of this Agreement, to the Knowledge of Buyer and assuming the accuracy in all material respects of the representations and warranties set forth in Section 5.1 as of the Closing and satisfaction of all conditions set forth in Section 7.1 and Section 7.2 as of the Closing, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would (i) constitute a breach or default on the part of Buyer under the Financing Commitments or any other party to the Financing Commitments, (ii) constitute or result in a failure by Buyer to satisfy any of the terms or conditions set forth in the Financing Commitments, (iii) make any of the representations and warranties of Buyer set forth in the Financing Commitments inaccurate in any material respect or (iv) otherwise result in any portion of the Financing being unavailable (taking into account the Marketing Period). As of the date of this Agreement, assuming satisfaction of the conditions in Section 7.1 and Section 7.2 as of the Closing, Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Buyer on the Closing Date. As of the date of this Agreement, there are no side letters, other Contracts or other arrangements that could affect the availability of the Financing on the Closing Date other than as expressly set forth in the Financing Commitments, the Fee Letter, customary engagement letters, customary fee discount or rebate letters and non-disclosure agreements. No commitment or other fees are required to be paid on or prior to the date hereof under the terms of the Financing Commitments and Buyer will pay (or cause to be paid) all other commitment fees and other fees as required to be paid under the terms of the Financing Commitments upon the Closing.

(ii) The obligations of Buyer under this Agreement are not subject to any conditions regarding the ability of Buyer, any of its Affiliates or any other Person to obtain financing for the consummation of the transactions contemplated hereby.

(iii) The term “Knowledge” when used in this Agreement with respect to Buyer shall mean the actual knowledge of Marvin (Eddie) S. Edwards, Jr., Alexander W. Pease or Frank B. Wyatt, II after due inquiry of such person’s direct reports.

(f) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer with such persons for which the Company could have any Liability.

(g) Solvency. Assuming satisfaction of the conditions to Buyer’s obligation to consummate the Acquisition, or waiver of such conditions and the accuracy of the representations and warranties of the Company set forth in Section 5.1 (for such purposes, such representations and warranties shall be true and correct in all materials respects, and all Knowledge, materiality or “Company Material Adverse Effect” qualification or exceptions contained therein shall be disregarded), and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Acquisition Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Buyer and the Company and their Subsidiaries (on a consolidated basis) will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) as of such date will be able to pay its debts as they become due and shall own assets having a fair valuation greater than the amounts required to pay its debts as they become absolute and mature and (ii) shall not have, as of such date, unreasonably small capital to carry on its business. No transfer of property is being made and no obligation is being incurred by Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and/or its Subsidiaries.

(h) Absence of Certain Agreements. Except as authorized by the Company, as of the date hereof, neither Buyer nor any of its Subsidiaries has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Acquisition Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Scheme or agrees to vote against any Superior Proposal (except for certain irrevocable undertakings obtained from directors holding Ordinary Shares) or (ii) any current executive officer of the Company has agreed to remain as an executive officer of the Company or any of its Subsidiaries following the Effective Time at compensation levels in excess of levels currently in effect (other than pursuant to any employment Contracts with the Company and its Subsidiaries in effect as of the date hereof).

(i) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1 (as qualified by the Company Disclosure Letter and the Company Reports, in each case, subject to the preamble to Section 5.1), Buyer hereby acknowledges and agrees (each for itself and on behalf of its Subsidiaries and its and their respective directors, officers, employees, affiliates, advisors, agents or representatives) that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Buyer.

ARTICLE VI

Covenants

6.1 Interim Operations.

(a) Except as (x) required by applicable Law, (y) otherwise expressly required by this Agreement or (z) otherwise set forth in Section 6.1 of the Company Disclosure Letter, the Company covenants and agrees that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms (unless Buyer shall otherwise approve in writing, such approval not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course consistent with past practice and in compliance with all applicable Laws and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries, to use their respective reasonable best efforts to preserve their material business organizations intact and maintain in all material respects existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, except as (A) required by applicable Law or as contemplated by the Scheme Document Annex, (B) otherwise expressly required by this Agreement, (C) Buyer may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will cause its Subsidiaries not to:

(i) amend or otherwise change, or authorize or propose to amend or otherwise change its articles of association, certificate of incorporation, bylaws or other applicable governing documents;

(ii) merge, enter into any scheme of arrangement or bid conduct agreement or other similar arrangement, or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) acquire (by merger, scheme of arrangement, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any assets constituting a division or business line of any Person or any equity interests of any Person or enter into any joint venture or similar arrangement;

(iv) issue, sell, pledge or otherwise encumber or subject to any Lien (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), dispose of, grant, transfer, or authorize the issuance, sale, pledge, encumbrance or subjecting to any Lien, disposition, grant or transfer of any shares of capital stock of the Company (including Ordinary Shares) or any of its Subsidiaries or any Company Securities or Other Subsidiary Securities (other than (A) the issuance of Ordinary Shares upon the vesting of Company RSUs (and dividend equivalents thereon, if applicable) outstanding prior to the date hereof, (B) the issuance of Ordinary Shares pursuant to the Company ESPP, but only with respect to elections made prior to the date hereof and only in accordance with such Company ESPP as in effect as of the date hereof (for the avoidance of doubt, the Company shall not allow the commencement of any new offering periods under the Company ESPP), (C) in connection with the Comcast Warrants or Charter Warrants (including exercise thereof), each as in effect as of the date hereof or (D) the issuance or transfer of common stock or other equity interests by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary in the ordinary course of business and in a manner that would not have any material Tax consequences);

(v) make or forgive any loans, advances or capital contributions to or investments in any Person (other than to any direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business and in a manner that would not have any material Tax consequences) other than extending trade credit to customers and advancing business expenses to employees, in each case, in the ordinary course of business consistent with past practice;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares or other equity interests (except for cash dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary in the ordinary course of business consistent with past practice) or enter into any agreement with respect to the voting of its capital stock or other equity interests;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, Company Securities or any Other Subsidiary Securities (other than the acquisition of any Ordinary Shares tendered by current or former employees or directors in order to pay Taxes in connection with the vesting of Company RSUs);

(viii) incur any Indebtedness or guarantee such Indebtedness of another Person (except with respect to obligations of wholly owned Subsidiaries of the Company in the ordinary course of business and in a manner that would not have any material Tax consequences), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) Indebtedness for borrowed money under the revolving facility under the Company Credit Agreement, (B) loans or advances to wholly owned Subsidiaries and (C) other Indebtedness in an amount not to exceed an aggregate principal amount of $15 million;

(ix) shall not authorize or make any capital expenditures in excess of $40 million in the aggregate, except for (A) expenditures set forth in the current capital forecast set forth in Section 6.1(a)(ix) of the Company Disclosure Letter or (B) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages, operational incidents or otherwise;

(x) make any material changes with respect to any method of Tax or financial accounting policies or procedures, except as required by changes in GAAP or Law or by a Governmental Entity;

(xi) except with respect to any litigation, audit, claim, action or other Proceeding related to Tax Returns or any Tax Liability (which, for the avoidance of doubt, shall be governed by Section 6.1(a)(xii)) and subject to Section 6.17, settle or compromise any litigation, audit, claim, action or other Proceedings against the Company or any of its Subsidiaries other than settlements or compromises of any litigation, audit, claim, action or other Proceedings where (A) the amount paid in settlement or compromise does not exceed $25 million individually or $100 million in the aggregate (including for such purpose a reasonable estimate of anticipated royalties or similar obligations) or (B) the amount paid in settlement does not exceed the amount reserved against such matter in the most recent financial statements (or the notes thereto) of the Company included in the Company Reports filed prior to the date hereof and, in each case, such settlement or compromise does not include any criminal liability, material injunctive relief or obligation to be performed by the Company or any of its Subsidiaries other than the payment of money damages;

(xii) other than in the ordinary course of business or to the extent required by Law, make any material Tax election, file any material amended income Tax Return, settle or compromise any material amount of Tax Liability, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim a refund for a material amount of Tax;

(xiii) transfer, sell, lease, license, mortgage, pledge or otherwise encumber or subject to a Lien (other than a Permitted Lien), surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, with a value in excess of $50 million in the aggregate, except for (A) sales and non-exclusive licenses of products and services of the Company and its Subsidiaries in the ordinary course of business, (B) any abandonment of Intellectual Property that the Company or any Subsidiary determines in the exercise of its reasonable business judgment to abandon in the ordinary course of business, (C) dispositions of obsolete or worthless assets, (D) non-renewal of any lease of real property that has expired by its terms or the termination of a lease of real property that is not a Material Lease and (E) transfers among the Company and its wholly owned Subsidiaries in the ordinary course of business;

(xiv) (A) grant, increase or provide any retention, change of control, severance or termination payments or benefits to any director, consultant or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not executive officers of the Company, in the ordinary course of business consistent with past practice or as required by agreements, plans, programs or arrangements in effect on the date hereof, (B) increase in any manner the compensation, bonus or benefits of, or make, grant or amend in any respect any equity or equity-linked awards (including changing the vesting criteria thereof) to, or grant or increase any bonuses to, any director, consultant or employee of the Company or any of its Subsidiaries, except (1) in the case of employees or consultants who are not executive officers of the Company, in the ordinary course of business consistent with past practice or as is not material in the aggregate and (2) in the case of employees who are executive officers of the Company, increases in base salary in connection with the Company’s usual and customary annual review in 2019, so long as any such increases are consistent with past practice, (C) except as required by Law or as required by agreements, plans, programs or arrangements in effect on the date hereof, establish, adopt, terminate or amend any Benefit Plan (other than routine changes to welfare plans or the Pension Plan made in the ordinary course of business consistent with past practice) or accelerate the vesting or payment of any compensation or equity for the benefit of any Person or funding of any Benefit Plan (except (x) as required in connection with the termination of the Arris Group, Inc. Pension Plan as contemplated on the date hereof or (y) pursuant to the terms thereof as in effect on the date hereof), (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (E) except as required by Law, establish, adopt, enter into or amend any collective bargaining agreement, labor union, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, consultants, officers or employees or any of their beneficiaries; provided, however, that notwithstanding anything to the contrary in the foregoing clauses (A)-(E), the Company shall not, and shall not permit any Subsidiary, without the prior written consent of Buyer, to issue any new Company RSUs (including Phantom Company RSUs), options, stock appreciation rights, performance units, restricted shares (or equity) or other equity-based or equity-related awards or other similar arrangements;

(xv) grant a license of any material Intellectual Property owned by the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(xvi) allow any lapse or abandonment of any material Intellectual Property, or any registration or grant thereof, or any application related thereto to which, or under which, the Company or any Subsidiary has any ownership interest, excluding any such lapse or abandonment made by the Company or any Subsidiary thereof in the exercise of its reasonable business judgment;

(xvii) enter into any transaction with any Affiliate of the Company (other than any of its Subsidiaries in the ordinary course of business and in a manner that would not have any material Tax consequences) or named executive officer (as defined in 17 CFR 229.402) of the Company (or any immediate family member or Affiliate of the foregoing) providing for payments by or to the Company or any Subsidiary thereof in excess of $120,000, other than the agreements expressly contemplated by this Agreement;

(xviii) enter into any Contract that would require payment to or give rise to any rights (other than notice) to such other party or parties in connection with the transactions contemplated by this Agreement;

(xix) institute any general layoff of employees, implement any early retirement plan or announce the planning of such a program that would constitute a “mass layoff” or “plant closing” (as defined under the Worker Adjustment and Retraining Notification Act of 1988 and similar state and local Laws);

(xx) implement any broad-based early retirement plan or announce the planning of such a program;

(xxi) enter into any new line of business outside of its existing business or renew or enter into any non-compete or exclusivity agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xxii) (a) other than new Contracts with customers or suppliers in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (b) other than in the ordinary course of business consistent with past practice or expirations of any such Contract in the ordinary course of business consistent with past practice in accordance with the terms of such Contract, amend, modify, supplement, waive, terminate, assign, convey, subject to a Lien or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract;

(xxiii) other than renewals in the ordinary course of business, amend, modify, terminate, cancel or let lapse a material insurance policy (or reinsurance policy) or self-insurance program of the Company or its Subsidiaries in effect as of the date hereof, unless simultaneous with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing or self-insurance programs, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed policies for substantially similar premiums, as applicable, are in full force and effect;

(xxiv) not exercise any rights under Section 5 or Section 6 of the Company’s current articles of association or otherwise adopt or implement any “poison pill” or other shareholder rights plan (or otherwise issue any Rights (as defined in the Company’s current articles of association) or similar interests or rights); or

(xxv) agree, authorize or commit to do any of the foregoing.

(b) Neither Buyer nor Company shall knowingly take or permit any of their Subsidiaries to take any action that is reasonably likely to prevent or materially interfere with the consummation of the transactions contemplated by this Agreement.

(c) The Company shall use its reasonable efforts to cause to be delivered to Buyer at the Closing (i) executed affidavits dated as of the Closing Date in accordance with Treasury Regulation Section 1.897-2(h)(2), certifying that an interest in each of the Company and Arris US Holdings Inc. is not, and has not been within the five (5) year period described in Section 897(c)(1) of the Code, a U.S. real property interest within the meaning of Section 897(c) of the Code and which sets forth the Company’s and Arris US Holdings Inc.’s name, address and taxpayer identification number, and (ii) executed affidavits dated as of the Closing Date from each Subsidiary listed in Section 6.1(c) of the Company Disclosure Letter (as such schedule may be reasonably amended prior to the Closing Date), certifying that each such Subsidiary does not own any U.S. real property interest within the meaning of Section 897(c) of the Code and which sets forth each such Subsidiary’s name, address and taxpayer identification number (collectively, the “FIRPTA Affidavits”). In the event the Company reasonably determines that it is unable to deliver the FIRPTA Affidavits referenced in clause (i) of this paragraph to Buyer, it shall provide written notice no later than ten (10) days prior to the Closing Date indicating that it will be unable to deliver such FIRPTA Affidavits. In the event the FIRPTA Affidavits referenced in clause (i) of this paragraph are not delivered by the Company to Buyer, subject to Section 4.2(d) of this Agreement, the Company shall thereafter cooperate with Buyer to enable Buyer to withhold any Taxes from the Per Share Acquisition Consideration that Buyer reasonably determines is subject to U.S. federal income Tax withholding as a result of the Company’s failure to deliver the FIRPTA Affidavits referenced in clause (i) of this paragraph.

(d) Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would reasonably be expected to violate any applicable Law.

6.2 Acquisition Proposals; Intervening Events.

(a) No Solicitation or Negotiation. Except as expressly permitted by Section 6.2(b), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall cause its Subsidiaries to and the Company shall use its reasonable best efforts to cause its Representatives to (and any violation of any provision of this Section 6.2 by the Company’s Subsidiaries or Representatives (or action or omission by them that would be a breach thereof if taken or omitted to be taken by the Company) shall be deemed to be a breach thereof by the Company), (i) immediately cease any activities, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (ii) use reasonable efforts to cause the prompt return or destruction of all material confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal to any Person since January 1, 2017, (iii) not terminate, amend, modify, or intentionally release or intentionally waive any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce all such provisions of any such agreement, to the extent such provisions are still effective, which shall include seeking any injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Board of Directors of the Company has determined in good faith, after consultation with its outside counsel, that failure to take such action (A) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Company in compliance with this Section 6.2 and (B) would be inconsistent with the Company’s directors’ statutory or fiduciary duties under applicable Law) and (iv) from the execution of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (1) initiate, solicit or knowingly encourage any inquiries or the making or announcement of any proposal or offer that constitutes an Acquisition Proposal or is reasonably likely to lead to any Acquisition Proposal, (2) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to or for purposes of facilitating, any Acquisition Proposal, (3) enter into any agreement or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(b)), (4) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or (5) agree to do any of the foregoing.

(b) Conduct During No-Shop Period. Notwithstanding anything in this Agreement to the contrary, at any time following the execution of this Agreement, if the Company receives a written Acquisition Proposal from any Person that did not result from a breach in any material respect of Section 6.2(a), the Company and its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) may contact such Person to clarify the terms and conditions thereof and, subject to compliance with this Section 6.2, (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement and which confidentiality agreement does not restrict in any manner the Company’s ability to perform its obligations under this Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal); provided that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Buyer any material non-public information concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Buyer, (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (iii) after having complied with Section 6.2(d), the Board of Directors of the Company or any committee thereof may authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the Company’s directors’ statutory or fiduciary duties under applicable Law; (y) prior to taking any action described in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof has determined in good faith (after consultation with outside legal counsel and a financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (iii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with outside legal counsel and a financial advisor) that such Acquisition Proposal is a Superior Proposal and failure to take such action described in clause (iii) would be inconsistent with the Company’s directors’ statutory or fiduciary duties under applicable Law.

(c) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest with respect to a scheme, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (ii) any acquisition by any Person or group of Persons (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated (including by tender offer, share exchange or in any other manner) would result in, any Person or group of Persons (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% of all outstanding equity securities of the Company (by vote or value), or more than 20% of the consolidated net revenues, net income or total assets (it being understood that the percentage of total assets shall be calculated by fair value and that total assets of the Company include equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, in each case, other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%), not solicited in violation of Section 6.2(a), that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment after consultation with outside legal and financial advisors (including with Evercore) (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including the financing thereof) and the Person making the proposal, and (B) if consummated, would result in a transaction more likely to promote the success of the Company for the benefit of its members as a whole than the transaction contemplated by this Agreement.

(iii) “Intervening Event” means any Effect that was not known or reasonably foreseeable to the Board of Directors of the Company, or a committee thereof, as of or prior to the date hereof (or if known, the consequences of which were not known or reasonably expected to occur), which Effect becomes known to or reasonably foreseeable by (or the consequences of which become known to, or reasonably expected to occur by) the Board of Directors of the Company, or a committee thereof, after the execution of this Agreement; provided, however, that in no event shall (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event or (B) (1) any changes in the market price or trading volume of the shares of the Company or (2) the Company meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself constitute an Intervening Event (it being understood that with respect to clause (B) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an Intervening Event to the extent otherwise satisfying this definition).

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 6.2(d) or Section 6.2(e), the Board of Directors of the Company and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Buyer, the Company Recommendation with respect to the Scheme or approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (it being understood that the Board of Directors may take no position with respect to an Acquisition Proposal until the close of business as of the tenth (10th) business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii) cause or permit the Company to enter into any letter of intent, acquisition agreement, bid conduct agreement, scheme of arrangement, takeover offer, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, in the event of, and with respect to, an Intervening Event or a Superior Proposal not solicited in violation of Section 6.2(a), the Board of Directors of the Company and any committee thereof may (A) withhold, withdraw, qualify or modify the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, or (C) approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof (any of (A), (B) or (C), a “Change of Recommendation”) and may also terminate this Agreement pursuant to Section 8.3(a) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its outside counsel, that failure to make such Change of Recommendation or terminate this Agreement pursuant to Section 8.3(a) in response to such Superior Proposal or Intervening Event would be inconsistent with the Company’s directors’ statutory or fiduciary duties under applicable Law; provided, however, that the Company shall not effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(a) unless: (x) the Company notifies Buyer in writing, at least seventy-two (72) hours in advance, that it intends to effect a Change of Recommendation or to terminate this Agreement pursuant to Section 8.3(a), which notice shall specify, (I) with respect to a Superior Proposal, the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of such agreement or (II) with respect to an Intervening Event, that an Intervening Event has occurred, the details of such Intervening Event and the basis upon which the Board of Directors of the Company believes such an effect constitutes an Intervening Event giving rise to termination or Change of Recommendation rights hereunder, all with reasonable specificity; (y) after providing such notice and prior to making such Change of Recommendation or terminating this Agreement pursuant to Section 8.3(a), the Company shall negotiate in good faith with Buyer during such seventy-two (72) hour period (to the extent that Buyer desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Change of a Recommendation or terminate this Agreement pursuant to Section 8.3(a); and (z) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement and the Financing Commitments (or related Financings) offered in writing by Buyer in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith, after consultation with its outside counsel, that failure to effect such Change of a Recommendation or terminate this Agreement pursuant to Section 8.3(a), as applicable, would still be inconsistent with the Company’s directors’ statutory or fiduciary duties under applicable Law and, with respect to a Superior Proposal, determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Buyer were to be given effect; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(a) prior to the time that is seventy-two (72) hours after it has provided the written notice required by clause (x) above; provided further that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal or the circumstances of which Intervening Event materially change, as applicable, the Company shall provide written notice of such modified Acquisition Proposal or such changed circumstances and shall again comply with this Section 6.2(d) with respect thereto, except that the deadline for such new written notice shall be reduced to forty-eight

(48) hours (rather than the seventy-two (72) hours otherwise contemplated by this Section 6.2(d)) and the time the Company shall be permitted to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(a) shall be reduced to the time that is forty-eight (48) hours after it has provided such written notice (rather than the time that is seventy-two (72) hours otherwise contemplated by this Section 6.2(d), unless such original seventy-two (72) hour time period is still ongoing, in which case it will be the later of such original time period or such forty-eight (48) hours).

(e) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Board of Directors of the Company or any committee thereof from complying with its disclosure obligations under any applicable Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders) (provided, however, that any statement(s) made by the Board of Directors of the Company pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement and any such disclosure (other than a “stop, look and listen” communication pursuant to Rule 14d9-f under the Exchange Act) shall be deemed a Change of Recommendation for purposes of Section 8.4(a) unless the Board of Directors of the Company expressly reaffirms its recommendation to the Company’s shareholders in favor of the approval of this Agreement and the Acquisition in such disclosure and expressly rejects any applicable Acquisition Proposal).

(f) Notice. From and after the execution of this Agreement, the Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Buyer if (i) any proposals or offers with respect to an Acquisition Proposal are received by it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any proposals or offers constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep Buyer reasonably informed of the status of any such discussions or negotiations. In the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall notify Buyer within twenty-four (24) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification). Without limiting any of the foregoing, the Company shall promptly (and in any event within twenty-four hours) notify Buyer in writing if it decides to begin providing information or to begin engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.2(b). The Company agrees that it and its Subsidiaries (or Representatives on their behalf) will not enter any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Buyer such material terms and conditions and other information.

(i) Agreement. Notwithstanding anything to the contrary contained herein (including Section 6.2(b) above), neither the Company nor any of its Subsidiaries shall enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other similar Contract, in each case related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (or the transactions described in the definition thereof) (except a confidentiality agreement as described above) unless this Agreement has been terminated in accordance with its terms (including the payment of the Termination Fee pursuant to Section 8.5(b)).

6.3 Proxy Filings; Scheme; Information Supplied.

(a) Submission. As promptly as reasonably practicable after the date hereof, the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Shareholders Meetings, which shall, among other customary items, contain and set out the full terms and conditions of the Scheme, the explanatory statement required by section 897 of the Companies Act and the notices convening the Court Meeting and the General Meeting, in each case, in accordance with this Agreement, the articles of association of the Company and in accordance with applicable Law (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement” and such matters as aforesaid within the Proxy Statement that relate to the Scheme, the “Scheme Document Annex”). The record date and time for the Shareholders Meetings shall be established by the Company (after reasonable consultation with Buyer and, in the case of the Court Meeting, the approval of the Court) in accordance with the current articles of association of the Company and applicable Law and the rules and regulations of Nasdaq and the Exchange Act (including, without limitation, Instruction D.3 to Schedule 14A and such date being at least 20 business days following the initiation of a broker search pursuant to Rule 14a-13 under the Exchange Act) (such date, the “Voting Record Time”). Once the Company has established a record date for the Shareholders Meetings, the Company will not change such record date or establish a different record date for the Shareholders Meetings without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed). If the Company determines it is required to file any document other than the Proxy Statement with the SEC in connection with the Acquisition pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC and Nasdaq. The Company agrees that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meetings, none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, the Scheme Document Annex or Other Required Company Filings will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof. Subject to Section 6.2(d), the Company shall include the Company Recommendation in the Proxy Statement. Buyer agrees that, at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, none of the information supplied by it or its Subsidiaries for inclusion in the Proxy Statement, the Scheme Document Annex or Other Required Company Filings will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement, the Scheme Document Annex and Other Required Company Filing (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Buyer an opportunity to review and comment on such document or response and shall consider in good faith any comments reasonably proposed by Buyer.

(b) Scheme. Subject always to the parties’ ability to consummate the Acquisition as a Takeover Offer in the circumstances specified in Exhibit A and/or Schedule 1, the parties agree to implement the Scheme in accordance with, and subject to the terms and conditions of, this Agreement and Schedule 1, and the Company shall, except as otherwise agreed in writing by Buyer and subject always to applicable Law and to any order of the Court, take or cause to be taken all such steps as are necessary to implement the Scheme in accordance with this Agreement and Schedule 1. The Company shall, for the purposes of implementing the Scheme, instruct a senior barrister from Erskine Chambers and provide Buyer and its advisers with a summary of any advice given by such barrister to the extent that: (i) such advice is material to the implementation of the Scheme; and (ii) the disclosure of such advice could not reasonably be expected to be prejudicial to the Company or to any of its directors, officers, employees or members or to result in the loss of any applicable privilege. Without limiting the foregoing, and provided that Buyer has complied with its obligations in this Section 6.3, as soon as reasonably practicable after the date hereof, the Company shall (i) prepare the Scheme Document Annex and any other documentation required to be prepared by the Company for the purposes of the Scheme (it being acknowledged that the Scheme, and document reflecting the terms thereof, shall be in substantially the form set out in Exhibit A subject to any amendment that the parties (and, if required, the Court) mutually agree), (ii) use its reasonable efforts to procure that any documents required to be prepared by any third party in connection with the Scheme (including, without limitation, any witness statements) are so prepared, in each case in connection with the Scheme and the Scheme Document Annex for the purposes of the Court Meeting or the Court Sanction Hearing (the “Court Documentation”) and (iii) take all other actions reasonably necessary to call, convene, hold and conduct the Shareholders Meetings in compliance with this Agreement, the Company’s articles of association and applicable Laws and, subject to obtaining the Company Requisite Vote and the satisfaction or waiver of the conditions to the Closing (other than (x) those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied on such date and subject to the satisfaction thereof and (y) the condition in Section 7.1(d)), otherwise take all actions reasonably necessary to seek the sanction of the Court to the Scheme. The Company shall permit up to four representatives of Buyer and/or its financial and legal advisers to attend and observe (but not speak or make representations at) the Shareholders Meetings. Buyer shall (A) prior to the Court Sanction Hearing, prepare and deliver to the senior barrister from Erskine Chambers an undertaking from Buyer to the Court that, subject to the satisfaction or waiver of the conditions to Closing in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied on such date and subject to the satisfaction thereof and the condition in Section 7.1(d)), it will be bound by the terms of the Scheme applicable to it and (B) subject to the satisfaction or waiver of the conditions to Closing in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied on such date and subject to the satisfaction thereof and the condition in Section 7.1(d)), appear by Counsel at the Court Sanction Hearing to be bound by, and undertake to be bound by, the terms of the Scheme. The Company shall give such undertakings as are required by the Court in connection with the Scheme. Buyer and the Company shall take all such reasonable steps as are within their power to ensure that such documents that they are responsible for are finalized in sufficient time to permit application to the Court by the Company to be made for leave to convene the Court Meeting and for such documents to be mailed, in each case, in accordance with the indicative timetable for the implementation of the Scheme as set out in Schedule 1 (the “Scheme Timetable”), it being acknowledged and agreed that the Company shall not proceed with or hold the Court Sanction Hearing (nor shall Buyer be required to close the Acquisition or other transaction contemplated hereby) until following the time as all of the conditions set forth in Article VII are satisfied (other than (x) those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied on such date and subject to the satisfaction thereof and (y) the condition in Section 7.1(d)). The Company agrees and acknowledges that the Company is responsible for the Scheme Document Annex (including all other documents required for the implementation of the Scheme) and shall prepare the Scheme Document Annex in accordance with this Agreement (including Exhibit A and Schedule 1), applicable Law and with any order of the Court. The Company agrees that it shall provide Buyer at least three (3) business days to review and comment thereon and shall consult with Buyer as to the form and content of the Scheme Document Annex (including as to how the Scheme Document Annex will form part of, or be annexed to, the Proxy Statement), the contents of the forms of proxy for the Court Meeting and the General Meeting and the Court Documentation and take into account any reasonable comments and requests of Buyer in relation thereto. Further, the Company shall incorporate without amendment all comments of Buyer to any part of the Scheme Document Annex for which Buyer or its Affiliates (or their respective directors) but not the Company are required to expressly take responsibility. The Company shall also obtain the approval of Buyer (not to be unreasonably withheld) to the contents of the Scheme, the Scheme Document Annex, the forms of proxy for the Court Meeting and the General Meeting and the Court Documentation, and the delivery thereof, to the Court, the SEC or the shareholders of the Company. As soon as practicable, the Company shall notify Buyer of any matter of which it becomes aware which would reasonably be expected to delay or prevent the filing of the Scheme Document Annex or the Court Documentation. Each party agrees to offer and afford all reasonable cooperation, information and assistance as may be reasonably requested by the other party in respect of the preparation of any document required for the implementation of the Scheme. Buyer shall, and shall procure that its directors, accept responsibility for all of the information in the Scheme Document Annex relating to themselves, Buyer or any Subsidiary of Buyer and statements of opinion or expectation of Buyer in relation to the Acquisition. The Company shall, and shall procure that the Company’s directors, accept responsibility for all other information in the Scheme Document Annex, including that relating to the Company’s directors and its group.

(c) Cooperation. Each of the Company, on the one hand, and Buyer, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other party may reasonably request in connection with the preparation (and, as applicable, filing with the SEC, Nasdaq or Court) of the Proxy Statement, the Scheme Document Annex, any Other Required Company Filing or filing with the SEC or Nasdaq required to be made by Buyer pursuant to applicable Law (a “Buyer Filing”). If Buyer and the Company agree that any supplemental circular or supplemental document is required to be published or submitted to the Court in connection with the Scheme or any variation or amendment is required to be made to the Scheme

(“Scheme Supplemental Circular”), Buyer and the Company will, as soon as reasonably practicable, provide such cooperation and information (including such information as is necessary for the Scheme Supplemental Circular to comply with all applicable legal and regulatory provisions) as the other may reasonably request for the purpose of finalizing the relevant Scheme Supplemental Circular and shall publish any such Scheme Supplemental Circular promptly only with Buyer’s prior consent. If, at any time prior to the Shareholders Meetings, any information relating to the Company, Buyer or their respective Affiliates should be discovered by the Company, on the one hand, or Buyer, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or Buyer Filing, as the case may be, so that such document or filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be prepared and filed as promptly as practicable with the SEC or Nasdaq by the appropriate party and, to the extent required by applicable law or the SEC or Nasdaq, disseminated to the Company’s shareholders.

6.4 Shareholders Meetings. Subject to the statutory duties of the Company’s directors and their fiduciary duties under applicable Law, and to any order of the Court, the Company will take, in accordance with applicable Law and its articles of association, all reasonable action necessary to convene the Shareholders Meetings as promptly as reasonably practicable after the date of mailing of the Proxy Statement (which shall include the Scheme Document Annex and any other documentation ordered by the Court to be included) to consider and vote upon approval of the Scheme (and, if applicable, the advisory vote required by Rule 14a–(21)(c) under the Exchange Act in connection therewith), the adoption of the Amendment to the Articles pursuant to the Special Resolutions and other matters to be approved through the Company Requisite Votes as described in Section 5.1(c), each in accordance with the Laws of the England and Wales, the Companies Act, the Exchange Act and related rules and regulations, the rules and regulations of Nasdaq and other applicable Laws (it being expected that the General Meeting will be held as soon as the preceding Court Meeting shall have been concluded and, if the Court Meeting is adjourned, the General Meeting shall be correspondingly adjourned); provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders Meetings (or either one of them) (a) with the consent of Buyer; (b) for the absence of a quorum, but only for a reasonable amount of time to obtain a quorum, (c) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which (i) is ordered by the Court or (ii) the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meetings, (d) to allow reasonable additional time to solicit additional proxies; (e) if required by Law or the Court or (f) if, within five business days prior to any scheduled meeting date, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the Shareholders Meetings should be postponed, adjourned or re-convened in order for the Company’s directors to comply with their statutory or fiduciary duties under applicable Law, but any postponement, adjournment or re-convening occurring under the circumstances described in this clause (f) shall in no event be longer than ten business days (or, if shorter, 14 calendar days) after the date of the previously scheduled meetings. Subject to Section 6.2, the Board of Directors of the Company shall recommend such adoption, shall include such recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit such adoption of the Scheme, the Special Resolutions and other matters described in this Section 6.4 (including through the solicitation of proxies). The Company agrees to provide Buyer reasonably detailed periodic updates concerning proxy solicitation results on a reasonably timely basis. The Company shall provide Buyer with a certified copy of the resolutions passed at the Court Meeting and the Special Resolutions and each order of the Court (including the Sanctioning Order), once obtained.

6.5 Filings; Other Actions; Notification.

(a) Proxy Statement; Scheme Communications. The Company shall promptly notify Buyer of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Buyer copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Buyer shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement, including the definitive Scheme Document Annex, to be mailed promptly after (x) the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement and (y) the Court has given the Company leave to convene the Court Meeting. The Company agrees not to communicate in writing with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing without providing Buyer, to the extent practicable, a reasonable opportunity to review and comment on such written communication which comments shall be considered by the Company in good faith. The Company will advise Buyer promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (A) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be, (B) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be, or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith. The Company shall also promptly notify Buyer of the receipt of all comments from the Court with respect to the Scheme Document Annex and of any request by the Court for any amendment or supplement thereto or for additional information. The Company will advise Buyer, promptly after it receives notice thereof, of any receipt of a request by the Court for (1) any amendment or revisions to the Scheme Document Annex, (2) any receipt of comments from the Court on the Scheme Document Annex or (3) any receipt of a request by the Court for additional information in connection therewith.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement,

(i) the Company and Buyer shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Acquisition and the other transactions contemplated by this Agreement as soon as practicable and in any event by or before the Long Stop Termination Date, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and to obtain all necessary actions, non actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity (including any Governmental Antitrust Entity) in order to consummate the Acquisition or any of the other transactions contemplated by this Agreement, under the HSR Act, the EUMR and the other applicable Antitrust Laws (including, for the avoidance of the doubt, the applicable Acquisition Antitrust Laws).

(ii) In furtherance of and not in limitation of the foregoing, Buyer and the Company each shall or shall cause their “ultimate parent entity” as that term is defined in the HSR Act to file the initial pre-acquisition notifications with respect to this Agreement and the transactions contemplated herein required by them under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party) and, no later than fifteen (15) business days after the date of this Agreement. Buyer and the Company shall also make, as soon as practicable, all notifications, reports, applications or other filings, and take all other actions, that may be necessary under the EUMR and the other applicable Antitrust Laws with respect to this Agreement and the transactions contemplated herein.

(iii) The Company and Buyer will each request early termination of the waiting period with respect to the Acquisition under the HSR Act, the EUMR and the other applicable Antitrust Laws.

(iv) The Company and Buyer shall not enter into any agreement with a Governmental Entity (including any Governmental Antitrust Entity) to extend any waiting period, or to delay or not to consummate the Acquisition under the HSR Act, the EUMR or any other applicable Antitrust Law without the prior written consent of the other, which consent shall not be unreasonably withheld.

(v) Subject to applicable Laws relating to the exchange of information and to the extent practicable, Buyer and the Company shall have the right to review in advance, and each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Buyer or the Company, as the case may be, and relating to any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Acquisition and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Buyer shall act reasonably and as promptly as practicable. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(vi) Nothing in this Agreement shall require Buyer, the Company or their Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. For purposes of this Agreement,

“Acquisition Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the E.C. Merger Regulation (the “EUMR”) and the Laws of Russia, South Africa, Chile and Mexico that, in each case, is an Antitrust Law and applicable to the Acquisition or other transactions contemplated by this Agreement.

“Antitrust Law” means any Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Notwithstanding the foregoing provisions of this Section 6.5(b), in no event shall the Company or any of its Subsidiaries or, except as otherwise required with respect to the approvals (or expiration of waiting period) under the HSR Act or other Antitrust Laws (and then only as set forth in, and subject to the limitations and other terms of, Section 6.5(e)), Buyer or its Subsidiaries be obligated to (or, in the case of the Company or its Subsidiaries, effect or agree to effect any transaction to) divest any assets, alter or commit to alter their business or commercial practices or terminate any relationships or grant any material concession in connection with obtaining any consents, authorizations or approvals required hereunder.

(c) Information. Subject to applicable Laws, the Company and Buyer each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Scheme or any other statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Acquisition and the transactions contemplated by this Agreement, including under the HSR Act, the EUMR and any other applicable Antitrust Law. Without limiting the foregoing, if any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the Acquisition or any other transactions contemplated by this Agreement, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Information provided to either party under this Section 6.5 may be provided on an “outside counsel only” basis if reasonably determined appropriate.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, (i) the Company and Buyer each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of all material notices or other material communications received by Buyer or the Company, as the case may be, or any of their Affiliates, from any third party and/or any Governmental Entity with respect to the Acquisition and the other transactions contemplated by this Agreement and (ii) neither the Company nor Buyer shall permit any of its Subsidiaries, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Acquisition and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company and Buyer (in all cases set forth below) agree to take or cause to be taken the following actions with respect to the filings and approvals required under the HSR Act and the other Antitrust Laws with respect to the transactions contemplated by this Agreement:

(i) to provide any information, document or filing or any supplementary information, document or filings requested or required by any Governmental Entity with jurisdiction over enforcement of any Antitrust Law (a “Governmental Antitrust Entity”) with respect to the transactions contemplated by this Agreement as promptly as practicable;

(ii) to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry or Proceedings, whether judicial or administrative, by a Governmental Antitrust Entity with respect to the transactions contemplated by this Agreement;

(iii) to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would restrain, prevent, enjoin, prohibit or materially delay consummation of the transactions contemplated by this Agreement; and

(iv) to contest, resist, defend and resolve any lawsuit or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transaction contemplated by it, and in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any Proceedings, review or inquiry of any kind that would make consummation of the Acquisition in accordance with the terms of this Agreement unlawful or that would restrain, prevent, enjoin, prohibit or materially delay consummation of the Acquisition or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take any and all steps (including the appeal thereof, the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

Notwithstanding anything in this Agreement to the contrary, the obligations of Buyer under this Section 6.5(e) with respect to required approvals under Antitrust Laws with respect to the transactions contemplated by this Agreement shall not include Buyer committing to (whether or not conditioned upon the consummation of the Closing): (A) selling, divesting, or otherwise conveying assets, categories, portions or parts of assets or businesses of Buyer and its Subsidiaries, (B) agreeing to sell, divest, or otherwise convey any asset, category, portion or part of an asset or business of the Company and its Subsidiaries, (C) permitting the Company to sell, divest, or otherwise convey any of the assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries or (D) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any existing relationships or contractual rights or obligations as a condition to obtaining any expirations of waiting periods under the HSR Act or consents from any Governmental Antitrust Entity necessary to consummate the transactions contemplated hereby, if such actions (in any of the foregoing cases), individually or in the aggregate, would or would reasonably be expected to (1) result in any material limitation, restriction or prohibition on the ability of Buyer or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership (including with respect to voting) of the Company, its Subsidiaries or their respective assets as contemplated pursuant to this Agreement, (2) result in a material reduction in the reasonably anticipated benefits (financial or otherwise) to Buyer of the transactions contemplated by this Agreement or (3) materially diminish the commercial value of, or result in an impact that is materially adverse to the assets, business, results of operation or condition (financial or otherwise) of, either (x) the Company and its Subsidiaries, or their respective businesses taken as a whole or (y) Buyer and its Subsidiaries, or their respective businesses, taken as a whole (any of the effects in (1) through (3), a “Burdensome Condition”). Subject to the above provisions of Section 6.5(b)(ii) and this Section 6.5(e), Buyer shall have the authority to direct and control the strategy of making the filings and seeking the approvals under applicable Antitrust Laws.

For the avoidance of doubt, in no event shall this Section 6.5 apply with respect to the Financing, or any filings or approvals to be made with respect thereto or in connection therewith, and the obligations in respect of the Financing, or any filings or approvals to be made with respect thereto or in connection therewith, shall be governed solely by Section 6.14.

6.6 Access and Reports; Notification; Confidentiality Agreement.

(a) From the date hereof throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, subject to execution of appropriate confidentiality agreements by the Financing Sources, the Company shall (and shall cause its Subsidiaries to) (i) upon reasonable prior written notice, afford Buyer’s and the Financing Sources’ officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, contracts and records, (ii) furnish promptly to Buyer and the Financing Sources all information concerning its business, properties and personnel as may reasonably be requested by Buyer or the Financing Sources (as applicable) and (iii) use its reasonable best efforts to, within twenty (20) days after the end of each month following the date hereof, furnish to Buyer and the Financing Sources unaudited monthly financial information for the Company and its Subsidiaries prepared by the Company in the ordinary course of business; provided, that the foregoing shall not require the Company to disclose any privileged information of the Company or any of its Subsidiaries in a manner that jeopardizes such privilege or which would violate any applicable Law; provided, further, that in any of the foregoing cases in the preceding proviso, the Company shall inform Buyer as to the general nature of what is being withheld as a result thereof and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege or violate any applicable Law (including by seeking appropriate consents or entering into customary common interest agreements). All requests for information made pursuant to this Section 6.6 shall be directed to the General Counsel of the Company or other Person designated by the Company.

(b) The Company will notify Buyer promptly, and in any event within two business days, following it becoming aware of any material data breach, unauthorized or improper use, access, modification, corruption, breach of security or security incident involving the Company or its Subsidiaries, their facilities, systems or infrastructure or their information or data or, to the extent related to the Company’s or its Subsidiaries’ systems or third party systems serving the Company or its Subsidiaries, any of their customer’s or other business partner’s information or data (including any material, loss, damage, transmittal, interruption, modification, misuse, unauthorized or illegal access, use, disclosure, modification, or other misuse thereof), and, in any of the foregoing cases, the Company will cooperate and provide to Buyer all information and updates relating thereto reasonably requested by Buyer and otherwise keep Buyer apprised of the Company’s investigation, handling and remediation thereof.

(c) All such information shall be governed by the terms of the Confidentiality Agreement. Notwithstanding the foregoing, if a conflict arises between the provisions of this Agreement and the provisions of the Confidentiality Agreement, the provisions of this Agreement shall control, and the execution of this Agreement shall constitute written consent by the Company pursuant to the Confidentiality Agreement to all actions by Buyer expressly permitted or expressly required by this Agreement that would otherwise be restricted under the Confidentiality Agreement, and Buyer shall be permitted to disclose information regarding the Company and its Subsidiaries to the sources of its Financing, rating agencies and prospective lenders during syndication of the Financing. Further, any provisions in the Confidentiality Agreement providing that (i) the Company need not provide any information to Buyer or its Affiliates or Representatives or (ii) the Company may conduct the sale process in any manner it desires (including entering into agreements with other potential acquirers of the Company or its business) are superseded by this Agreement.

6.7 Stock Exchange De-listing. Buyer shall take such actions prior to the Effective Time to cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time. If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act within ten business days following the Closing Date, the Company will deliver to Buyer at least three business days prior to Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be so required to be filed. The Company agrees that, from and after the date hereof and prior to the Effective Time, neither the Company nor any of its Subsidiaries shall (i) file any registration statement (other than on Form S-8 and other than prospectus supplements to existing registration statements) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.8 Publicity. The initial press release regarding the Acquisition and the entering into of this Agreement shall be a joint press release (the “Initial Public Announcement”) which the parties shall release no later than one (1) business day following the date on which this Agreement is signed. Thereafter (unless and until a Change of Recommendation has occurred in accordance with Section 6.2), the Company and Buyer each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Acquisition and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except, in each case, (x) as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity if it is not possible to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement, (y) that the parties may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to their respective employees (subject to Section 6.9), and (z) for public announcements containing information consistent with any prior press releases or public statements made by the parties and announcing the closing of the transactions contemplated by this Agreement which are otherwise consistent with the foregoing. Buyer and the Company shall use commercially reasonable efforts (a) to develop a joint communications plan and (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Without limiting the foregoing provisions, the Company shall, to the extent reasonably practicable, provide Buyer reasonable notice and drafts of any public disclosure of any material developments or matters involving the Company (including the financial condition or results of operations to the extent it materially deviates from previous projections), including earnings releases, reasonably in advance of publication or release. For the avoidance of doubt, neither the foregoing nor any other provision of this Agreement shall be deemed to limit any customary disclosure made by Buyer and its Affiliates to the Financing Sources and rating agencies in connection with efforts or activities by Buyer and its Affiliates to obtain the Financing.

6.9 Employee Benefits.

(a) During the one year following the Closing Date, Buyer or one or more of its Subsidiaries shall provide all individuals who are employees of the Company and or any of its wholly-owned Subsidiaries (including for this purpose Subsidiaries wholly-owned, directly or indirectly, by the Company other than with respect to a de minimis number of shares of capital stock that are required by the applicable Law of any jurisdiction to be held by other persons), including employees who are not actively at work on account of illness, disability or leave of absence, on the Closing Date (the “Affected Employees”), while employed by the Company or any of its Subsidiaries, with (A) the same base salary or hourly wage rates and annual target bonus opportunity provided to such Affected Employees as of immediately prior to the Effective Time and (B) benefits no less favorable in the aggregate to the benefits provided to such Affected Employees as of immediately prior to the Effective Time; provided, however, in the sole discretion of Buyer, from January 1, 2020 until the first anniversary of the Closing, such benefits may be replaced with benefits which are substantially comparable in the aggregate to the benefits provided to similarly situated employees of Buyer and its Subsidiaries, excluding, in each of the foregoing cases (A) and (B), change of control, sale, retention or similar bonus arrangements, equity or equity-linked compensation (whether directly or through equity purchase plans or otherwise) and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby. Nothing contained in this Section 6.9 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date. Buyer shall cause the Company to provide to any Affected Employee who is terminated during the one year period following the Closing Date severance benefits in accordance with, and subject to the terms of, the severance plans applicable to such Affected Employee as of the date of this Agreement (provided copies of such plans have been made available to Buyer) (assuming service through the applicable termination date, but excluding any amendment to any Benefit Plans or written agreement with the applicable Affected Employee subsequent to the date hereof) or, if greater, in an amount equal to any severance payable to such Affected Employee pursuant to an employment agreement or similar Contract between such Affected Employee and the Company (or one of its Subsidiaries); provided, however, the foregoing shall not increase or extend any benefits payable pursuant to any written agreement.

(b) Following the Closing Date, Buyer will use commercially reasonable efforts to cause any employee benefit plans of Buyer and its Subsidiaries (other than the Company and its Subsidiaries) in which the Affected Employees participate after the Closing Date to take into account for purposes of eligibility (including satisfaction of any waiting periods), vesting, level of benefits (but not benefit accruals under any defined benefit pension plans or other defined benefit plans or nonqualified retirement plans), service by such employees as if such service were with Buyer or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan of the Company or its Subsidiaries (except to the extent it would result in a duplication of benefits).

(c) With respect to the Affected Employees and their eligible dependents, Buyer shall, or shall cause the Company to, use commercially reasonable efforts to (except to the extent it would result in a duplication of benefits): (i) waive any pre-existing conditions to the extent such pre-existing conditions were waived under the existing plans of the Company as of the date of this Agreement and (ii) give credit in the year in which the Affected Employees first participate in any employee benefit plans of Buyer and its Subsidiaries for any copayments, deductibles and out-of-pocket limits paid by the Affected Employee and eligible dependents under the applicable Benefit Plan for such year.

(d) Prior to the Effective Time, the Company shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by Buyer that may be reasonably necessary or appropriate to (i) adopt resolutions to terminate one or more Benefits Plans as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals under any Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause, at Buyer’s cost, the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Benefit Plan for such period as may be requested by Buyer or (iv) at Buyer’s cost, facilitate the merger of any Benefit Plan into any employee benefit plan maintained by Buyer or its Subsidiaries if requested by Buyer. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.9(d) shall be subject to Buyer’s reasonable prior review and comment. To the extent reasonably practicable, prior to making any broad-based written or oral communications to the employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Acquisition or the other transactions contemplated by this Agreement, the Company shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and Buyer and the Company shall cooperate in providing any such mutually agreeable communication (subject, in the case of this clause (iii), to compliance with the last sentence of Section 6.9(a)).

(e) Nothing contained in this Section 6.9, express or implied (i) shall be deemed to be an amendment to any particular Benefit Plan or other particular employee benefit plan, (ii) shall be construed to require Buyer, the Company or any of their respective Subsidiaries to establish, amend, assume, maintain or modify any particular employee benefit plan (including a Benefit Plan), program, agreement or arrangement or prohibit Buyer, the Company or any of their respective Subsidiaries from amending, modifying or terminating any particular employee benefit plan (including a Benefit Plan), program, agreement or arrangement, (iii) is intended to or shall confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees of the Company or its Subsidiaries) any rights as a third-party beneficiary of this Agreement or (iv) shall preclude Buyer, the Company or any of their Subsidiaries from terminating the employment of any employee at any time on or after the Closing or require any payment of compensation or provision of benefits to such person thereafter.

(f) No later than five business days after the Closing Date, Buyer shall file with the SEC one or more appropriate registration statements with respect to all Assumed RSUs and all Buyer Common Stock that may be issued in connection with the Assumed RSUs, in each case, other than those issued as replacement awards under Buyer’s Amended and Restated 2013 Long-Term Incentive Plan (as amended and restated effective February 21, 2017 or as may be further amended following the date hereof) as described in Section 4.3(a)(v)(y), for which a registration statement is already effective. Buyer shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) for so long as Assumed RSUs remain outstanding.

6.10 Expenses. Except as otherwise provided in Section 8.5 or Section 6.14(B)(e), whether or not the Acquisition is consummated, all costs and expenses incurred in connection with this Agreement (and the preparation and negotiation hereof) and the Acquisition and the other transactions contemplated by this Agreement and the financing thereof (collectively, the “Expenses”) shall be paid by the party incurring such expense.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Buyer and the Company agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Buyer shall also advance expenses therefor (subject to an obligation to reimburse if ultimately found by final non-appealable order to not be entitled to indemnification) as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company and its wholly-owned Subsidiaries (including for this purpose Subsidiaries wholly-owned, directly or indirectly, by the Company other than with respect to a de minimis number of shares of capital stock that are required by the applicable Law of any jurisdiction to be held by other persons) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Proceedings or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries, or services performed or alleged to have been performed by such persons at the request of the Company or its Subsidiaries, in each case, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with the transactions contemplated by this Agreement.

(b) For a period of six years from and after the Effective Time, Buyer shall, or shall cause the Company to, maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company or provide substitute policies for the Company and its current and former directors and officers of the Company and its Subsidiaries who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company (the “D&O Insurance”) with respect to claims arising from facts or events that occurred or are alleged to have occurred on or before the Effective Time, in either case, with limits not less than such existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to such matters (with insurance carriers having at least the same or better rating as the Company’s current insurance carrier for such insurance policies), except that in no event shall Buyer be required to pay, or caused to be paid, with respect to such insurance policies an aggregate amount for such six year period that is more than 300% of the annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and, if Buyer is unable to obtain the insurance required by this Section 6.11(b) for less than the Maximum Amount, it shall obtain as much comparable insurance as possible within such six-year period for an aggregate amount equal to the Maximum Amount. In lieu of such D&O Insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Buyer), purchase a fully prepaid “tail” directors’ and officers’ liability insurance covering claims arising from facts or events that occurred or are alleged to have occurred on or before the Effective Time for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company, such tail insurance to provide limits not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to such claims; provided that in no event shall the aggregate cost of any such tail insurance exceed the Maximum Amount; provided, further, that the Company’s procurement of such fully prepaid “tail” policy in accordance with this sentence shall be deemed to satisfy in full Buyer’s obligations pursuant to this Section 6.11(b).

(c) After the Effective Time, if Buyer or the Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or the Company shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are third party beneficiaries of this Section 6.11.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the articles of association, certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of association, certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Acquisition and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party with respect to such acts or omissions occurring at or prior to the Effective Time.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Acquisition or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable, so far as permitted by the Takeover Statute and by applicable Law, on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section 6.12 shall oblige the Company to implement any transaction on terms less likely (than the terms set out in this Agreement) to promote the success of the Company for the benefit of its members as a whole.

6.13 Buyer Vote. Buyer shall vote or cause to be voted any Ordinary Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the Scheme at each of the Shareholders Meetings and at all adjournments or postponements thereof.

6.14 Financing.

(A) Buyer Covenants Respecting Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Financing on the terms and conditions (including any “flex” provisions under the Fee Letter) contained in the Financing Commitments on or prior to the Closing Date, including: (i) maintaining in effect the Financing Commitments and complying with all of its obligations thereunder (except as otherwise permitted hereunder); (ii) negotiating, entering into and delivering definitive agreements with respect to the Debt Financing reflecting terms and conditions no less favorable to Buyer with respect to conditionality than those contained in the Debt Commitment Letter (giving effect to any “flex” provisions in the Fee Letter), so that such agreements are in effect no later than the Closing (and provide execution copies thereof to the Company); and (iii) satisfying, or causing the satisfaction of (or, if deemed advisable by Buyer, obtaining a waiver of), as promptly as practicable and on a timely basis, all the conditions to the Financing and the definitive agreements related thereto that are within the control of Buyer. Without limiting the foregoing, Buyer shall use its reasonable best efforts to make all required notices and filings, and obtain all required approvals (or expiration of waiting periods), with respect to the Equity Financing or other transactions contemplated by the Equity Financing under the Sherman Act, the Clayton Act, the HSR Act and the Federal Trade Commission Act as soon as practicable and in any event by or before the Long Stop Termination Date, but in no event shall the foregoing require Buyer or any of its Affiliates to divest any assets or grant any other concessions in connection therewith. In the event that all conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived, Buyer shall use its reasonable best efforts to cause the funding on the Closing Date of the full amount of the Financing (or such lesser amount as may be required to consummate the Acquisition and the other transactions contemplated hereby), and shall enforce its rights under the Financing Commitments.

(b) Buyer shall, upon the Company’s reasonable request, keep the Company reasonably informed of all material developments concerning Buyer’s efforts to obtain the Financing and to satisfy the conditions thereof, including giving the Company prompt notice of any material adverse change with respect to the Financing. Without limiting the foregoing, Buyer shall notify the Company promptly if at any time prior to the Closing Date: (i) any Financing Commitment expires or is terminated, withdrawn, repudiated or rescinded in any material respect; (ii) Buyer obtains Knowledge of any actual material breach or default by any party to the Financing Commitments or any definitive document related to the Financing of any material provisions of the Financing Commitments or any definitive document related to the Financing; (iii) Buyer receives any written notice or other formal, bona fide communication from any Person with respect to any (A) actual or threatened breach, default, termination, withdrawal, repudiation or rescission by any party to the Financing Commitments or any definitive document related to the Financing of any material provisions of the Financing Commitments or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to the Financing Commitments with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing; or (iv) for any reason Buyer no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms and conditions contemplated by the Financing Commitments or the definitive documents related to the Financing; provided, that in no event will Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Buyer shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Promptly after the date the Company delivers to Buyer a written request therefor, Buyer shall provide any information available to Buyer reasonably requested by the Company relating to any circumstance referred to in the preceding sentence; provided, that in no event will Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Buyer shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c) Prior to the Closing Date, Buyer shall not amend, modify, supplement, replace or agree to any waiver under the Financing Commitments without the prior written approval of the Company (which approval shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification, supplement, replacement or waiver to be made to any provision of or remedy under the Financing Commitments would (i) reduce the aggregate amount of the Financing below an amount sufficient to satisfy the payment obligations of Buyer at the Closing under this Agreement (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) (unless such amount is replaced with an amount of new debt or equity financing or Buyer and its Subsidiaries have sufficient other available sources of cash to effect the Acquisition), (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing in a manner materially adverse to the interests of the Company or (iii) otherwise expand, amend, modify or waive any provision of the Financing Commitments in a manner that in any such case could reasonably be expected to (A) delay or prevent the funding of all or any portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) delay or impair the availability of the Financing at Closing or impede the satisfaction of the conditions to obtaining the Financing at Closing, (C) adversely impact the ability of Buyer to enforce its rights against the Financing Sources or any other parties to the Financing Commitments or the definitive agreements with respect thereto or (D) adversely affect the ability of Buyer to timely consummate the Acquisition and the other transactions contemplated hereby (collectively, the “Restricted Financing Commitment Amendments”). For the avoidance of doubt, (x) Buyer may amend, modify or supplement the Financing Commitments to correct typographical errors or add investors, lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitments as of the date hereof and, in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional investors, lenders, lead arrangers, bookrunners, syndication agents or similar entities and (y) the foregoing restrictions shall not apply to the implementation of any flex provisions under the Fee Letter; provided, however, that in each case only if such amendment, modification or supplement would not, individually or in the aggregate, result in the occurrence of a Restricted Financing Commitment Amendment. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Financing Commitments permitted pursuant to this Section 6.14(A)(c), Buyer shall promptly deliver to the Company a true, complete and accurate copy thereof (redacted in a manner consistent with Section 5.2(e)). For purposes of this Agreement, the terms “Financing Commitments,” “Debt Commitment Letter,” “Fee Letter,” “Sponsor Equity Commitment,” and “Investment Agreement” shall include and mean such documents as amended, supplemented, modified, waived or replaced in compliance with this Section 6.14(A)(c), and references to “Debt Financing,” “Sponsor Equity Financing,” “Buyer Equity Financing,” “Equity Financing” and “Financing” shall include and mean the financing contemplated by the Financing Commitments and/or Fee Letter as so amended, supplemented, modified, waived or replaced, as applicable.

(d) If the funds with respect to all or any portion of the Financing expire or are terminated, withdrawn, repudiated or rescinded for any reason or all or any portion thereof becomes unavailable on the terms and conditions (including any “flex” provisions under the Fee Letter) contemplated in the Financing Commitments, Buyer shall (i) promptly notify the Company in writing thereof and the reasons therefor, (ii) use its reasonable best efforts to promptly arrange and obtain, at its sole expense, substitute financing sufficient to enable Buyer to consummate the Acquisition and the other transactions contemplated hereby in accordance with its terms, in any event on terms and conditions no less favorable to Buyer than the terms and conditions contemplated in the Financing Commitments (the “Substitute Financing”) and (iii) use its reasonable best efforts to obtain a new commitment letter or letters or agreements (including any associated fee letters) that provide for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter or letters or agreements and the related fee letters (redacted in a manner consistent with Section 5.2(e)) and related definitive financing documents with respect to such Substitute Financing; provided, however, that any such Substitute Financing shall not, without the prior written consent of the Company, (A) reduce the aggregate amount of the Financing below an amount sufficient to satisfy the payment obligations of Buyer at the Closing under this Agreement (unless such amount is replaced with an amount of new debt or equity financing or Buyer and its Subsidiaries have sufficient other available sources of cash to effect the Acquisition), (B) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing in a manner materially adverse to the interests of the Company or (C) otherwise expand, amend, modify or waive any provision of the Financing Commitments in a manner that in any such case would reasonably be expected to (1) delay the funding of all or any portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (2) adversely impact the ability of Buyer to enforce its rights against the Financing Sources or any other parties to the Financing Commitments or the definitive agreements with respect thereto or (3) adversely affect the ability of Buyer to timely consummate the Acquisition and the other transactions contemplated hereby. Buyer shall keep the Company reasonably informed and in reasonable detail with respect to all material developments concerning the Financing. Without limiting the generality of the foregoing, Buyer shall promptly notify the Company in writing (1) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitments or the definitive agreements with respect thereto, (2) of the receipt by Buyer or any of its Affiliates or their respective employees, agents or representatives of any notice or other communication from any Person with respect to any actual material breach, default, termination or repudiation by any party to any Financing Commitments or any definitive agreement related thereto or any provision of the Financing contemplated pursuant to the Financing Commitments or any definitive agreement related thereto (including any proposal by any lender or investor named in a Financing Commitment or any definitive agreement related thereto to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Financing Commitments), and (3) if for any reason Buyer believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Financing Commitments or the definitive agreements related thereto in an amount sufficient to satisfy the payment obligations of Buyer at the Closing under this Agreement. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” (and the Debt Financing or Equity Financing, as applicable), each commitment letter or agreement for such Substitute Financing shall be deemed a “Financing Commitment” (and the Debt Commitment Letter, Equity Commitment or Investment Agreement, as applicable) and each fee letter for such Substitute Financing shall be deemed a “Fee Letter” for all purposes of this Agreement.

(e) Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that Buyer’s obligations hereunder are not conditioned in any manner upon Buyer obtaining the Financing, any Substitute Financing or any other financing.

(B) Company Cooperation with Financing.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article VIII), subject to the limitations set forth in this Section 6.14(B), and unless otherwise agreed by Buyer, the Company will, and will cause its Subsidiaries to, and will use reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to cooperate with Buyer as reasonably requested by Buyer in connection with Buyer’s arrangement of the Debt Financing at Buyer’s sole cost and expense. Such cooperation will include using reasonable best efforts to:

(i) make appropriate officers (including senior officers) reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company, for participation in a reasonable number of meetings, presentations, due diligence sessions, road shows, lender meetings, sessions with ratings agencies and prospective financing sources and investors (including customary one-on-one meetings with the Debt Financing Sources and prospective lenders and purchasers under the Debt Financing) or other customary syndication activities;

(ii) furnish Buyer and the Debt Financing Sources, as promptly as reasonably practicable, the Required Information and provide such other financial information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer;

(iii) assist with the preparation of customary materials to be used in connection with Buyer’s arrangement of the Debt Financing, including confidential information memoranda, private placement memoranda, offering memoranda and other offering documents, rating agency presentations, credit agreements, road show materials and similar documents reasonably required in connection with the Debt Financing, in each case, with respect to information relating to the Company and its Subsidiaries in connection with customary marketing and syndication efforts of Buyer and the Debt Financing Sources for all or any portion of the Debt Financing;

(iv) provide promptly (and in any event at least five business days prior to the Closing Date) all information reasonably requested by Buyer and the Debt Financing Sources regarding the Company and its Subsidiaries under applicable “know your customer,” anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested in writing at least eight days prior to the Closing Date;

(v) assist with the preparation of, and executing and delivering, any pledge and security documents or other definitive financing documents or certificates as may be reasonably requested by Buyer; provided, that no liens or security interests attach or otherwise become effective prior to the occurrence of the Closing;

(vi) provide all relevant information with respect to the collateral and providing access to Buyer and its Debt Financing Sources to allow them to conduct audit examinations and appraisals with respect to such collateral and to facilitate the creation, perfection and enforcement of liens securing the Financing and otherwise facilitating the pledging of collateral owned by the Company and its Subsidiaries as reasonably requested by Buyer, including using reasonable efforts to deliver original copies of all certificated securities (with transfer powers executed in blank) which are required in connection with the Debt Financing and which have not been pledged as security for the Company’s existing financing;

(vii) assist with the preparation of, and execute and deliver, customary closing certificates and customary legal opinions;

(viii) provide a customary certificate of the Company, executed by the individual who is the chief financial officer or an officer serving the equivalent function of the Company, with respect to (A) solvency matters in the form set forth as an annex to the Debt Commitment Letter and (B) certain financial information in the offering documents not otherwise covered by the “comfort” letters described in the Required Information;

(ix) provide requested authorization letters to the Debt Financing Sources (including with respect to the absence of material non-public information in the public side version of documents distributed to prospective lenders and a “10b-5” representation);

(x) take all reasonable actions as may be required or reasonably requested by Buyer in connection with the repayment of all Indebtedness of the Company and its Subsidiaries (including any hedging arrangements) and the release of related Liens, including providing customary pay-off letters;

(xi) issue customary management representation letters as necessary to obtain the “comfort” letters described in the Required Information and to cause its independent auditors to assist and cooperate with Buyer in connection with the Debt Financing, including by (A) providing consent to offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, customary auditors reports and customary “comfort” letters described in the Required Information, (B) providing reasonable assistance in the preparation of pro forma financial statements and (C) attending accounting due diligence sessions;

(xii) establish bank and other accounts and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing; provided, however, that no such agreement shall be effective prior to the Closing;

(xiii) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer that are necessary or customary to permit the consummation of the Debt Financing, including with respect to issuances of any securities, and to permit the proceeds thereof to be made available on the Closing Date to consummate the transactions contemplated by this Agreement;

(xiv) cooperating with the due diligence requests, to the extent customary and reasonable, in connection with the Debt Financing; and

(xv) take all actions reasonably requested by Buyer to satisfy all conditions applicable to Buyer set forth in the Financing Commitments.

(b) Notwithstanding anything to the contrary contained in this Section 6.14(B), until the Closing occurs:

(i) nothing in this Section 6.14(B) shall require any such cooperation to the extent that it would: (A) require the Company or any of its Subsidiaries to pay any commitment or other fees or reimburse any expenses prior to the Closing in connection with the Financing; (B) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries; (C) require the Company or any of its Subsidiaries to enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing; (D) require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing if such approval or authorization is effective prior to the Closing; (E) require any action that would conflict with or violate the organizational documents of the Company or any of its Subsidiaries or any applicable Laws or orders or the contracts governing the existing Indebtedness of the Company or any of its Subsidiaries; (F) cause any representation or warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries; (G) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to take any action that could reasonably be expected to result in personal liability to such director, officer, employee or stockholder; (H) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries (provided that the Company shall provide such information that does not violate such privilege and notify Buyer as to the nature and, to the extent possible without violating such privilege, substance of the information being covered by such privilege); or (I) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing;

provided that nothing in this paragraph (b) shall relieve the Company of its obligations to execute and deliver the documentation referred to in clauses (a)(iv), (a)(viii), (a)(ix), (a)(x) and (a)(xii) above prior to Closing.

(c) For the avoidance of doubt, Buyer may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 6.14(B) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used in a manner that is not intended to, or is not reasonably likely to, harm or disparage the Company or its Subsidiaries or any of their respective products or services or their reputation or goodwill.

(e) Buyer shall (i) promptly upon request by the Company, reimburse the Company for all of its fees and expenses (including fees and expenses of counsel and accountants) reasonably incurred by the Company and any of its Subsidiaries in connection with any cooperation contemplated by this Section 6.14(B) and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing and any information used in connection therewith (other than information related to the Company or its Subsidiaries provided by or on behalf of the Company, its Subsidiaries or its or their Representatives for use in connection with the Financing offering documents, and except to the extent such amounts are judged by a court of competent jurisdiction in a final judgment (not subject to appeal) to result from the bad faith, gross negligence, willful misconduct or material breach of this Agreement by the Company, its Subsidiaries, its or their Representatives or, in each case, their respective officers, directors employees, accountants, consultants, legal counsel, agents or other Representatives.

(f) For purposes of this Agreement:

(i) “Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the Company or its Subsidiaries, or omit to state any material fact regarding the Company or its Subsidiaries necessary in order to make such Required Information not misleading in light of the circumstances in which made, (b) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities), (c) the Company’s independent auditors shall not have withdrawn their audit opinion with respect to any financial statements forming part of the Required Information for which they have provided an opinion (unless a new unqualified audit opinion is issued with respect to the financial statements of the Company for the applicable periods by such independent auditor or another independent public accounting firm reasonably acceptable to Buyer and so long as such new audit opinion is not subsequently withdrawn), (d) the Company’s independent auditors consent to the use of their audit opinions with respect to the Required Information audited by such firm, (e) the Company shall not have been informed by the Company’s independent auditors that the Company is required to restate, and the Company shall not have restated, have determined that it is required to restate, intend to restate or be considering restating, any audited or unaudited financial statements included in the Required Information (unless such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP) and (f) the financial statements and other financial information included in such Required Information are sufficient to permit the Company’s independent auditors to issue customary “comfort” letters with respect to such financial statements and financial information to the Financing Sources providing the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” and change period comfort) in order to consummate any offering of debt securities on any day of the Marketing Period.

(ii) “Debt Financing Sources” means the Persons (other than Buyer and its Subsidiaries) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated hereby (other than the Equity Financing), including the parties to the Debt Commitment Letter (including the Initial Commitment Parties) any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided, that, Debt Financing Sources shall not include any Persons or their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns in their capacity as financing sources for the Equity Financing.

(iii) “Financing Sources” means the Persons (other than Buyer and its Subsidiaries) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing (including the Debt Financing Sources, the Sponsor and the Equity Investor) or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

(iv) “Marketing Period” means the first period of 17 consecutive calendar days after the date of this Agreement throughout and at the end of which (i) Buyer shall have the Required Information, during which period such Required Information shall remain Compliant, and (ii) the conditions set forth in Section 7.1 (other than Section 7.1(d)) and Section 7.2(e) shall have been satisfied or waived (other than those conditions that by their nature can only be satisfied by deliveries made at the Closing, but subject to such conditions being capable of being satisfied) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 (other than Section 7.2(d)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 17-consecutive calendar-day period; provided, however, that the Marketing Period shall not be deemed to have commenced if any of the Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such 17-consecutive calendar-day period or otherwise does not include the Required Information during such 17 calendar-consecutive-day period; provided, further that (w) such 17 consecutive-calendar shall not include November 21, 2018, November 22, 2018 and November 23, 2018 (which dates shall be excluded for purposes of calculating the consecutive nature and the number of days in such 17 consecutive-calendar-day period), (x) if such 17 consecutive-calendar-day period has not ended on or prior to December 19, 2018, then it will be deemed not to commence earlier than January 2, 2019, (y) if the Marketing Period has not ended on or before February 12, 2019, then it will be deemed not to commence earlier than the later of (a) the date on which the audited financial statements for the year ended December 31, 2018 for the Company have been filed with the SEC and (b) February 28, 2019, and (z) if such 17-consecutive-calendar-day period has not ended on or prior to August 16, 2019, then it will be deemed to not commence earlier than September 3, 2019. Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is obtained.

(v) “Required Information” means such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer consistent with the requirements under the Debt Commitment Letter, including (a) all financial statements, audit reports and financial and other data, information and other disclosures relating to the Company and its Subsidiaries of the type required by Regulation S-X or Regulation S-K under the Securities Act for registered public offerings of debt securities on Form S-1, but limited to the type and form customarily included in offering memoranda for private placements under Rule 144A under the Securities Act as reasonably required in connection with the Debt Financing (assuming that such offering was consummated at the same time during the Company’s fiscal year as such offering of debt securities will be made), including (i) the financial information of the Company and its Subsidiaries necessary to prepare the pro forma financial information for historical periods required by numbered paragraph 5 of Exhibit E to the Debt Commitment Letter (it being understood that Buyer shall be responsible for any pro forma adjustments and projections related to the Financing), (ii) the financial information required by numbered paragraph 4 of Exhibit E to the Debt Commitment Letter and (iii) the financial and other pertinent information required by numbered paragraph 10 of Exhibit E to the Debt Commitment Letter (in each case of subclauses (i) through (iii), on or prior to the times required); and (b) such financial information and data relating to the Company and its Subsidiaries as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in the foregoing clause (a).

6.15 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Buyer at the Closing evidence reasonably satisfactory to Buyer of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Buyer to the Company in writing at least five (5) business days prior to the Closing.

6.16 Shareholder Litigation. In the event that any shareholder litigation related to this Agreement, the Acquisition or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall (a) promptly notify Buyer of any such shareholder litigation brought, or, to the Knowledge of the Company, threatened in writing against the Company and/or members of the Board of Directors of the Company and shall keep Buyer reasonably informed with respect to the status thereof, (b) give Buyer the opportunity to participate in the defense, settlement or prosecution of any such litigation and (c) consult with Buyer with respect to the defense, settlement and prosecution of any such litigation. Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such shareholder litigation or consent to the same unless Buyer shall have consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

6.17 Existing Indebtedness. Without limiting the generality of Section 6.14(B), the Company shall cooperate with Buyer and shall take all actions reasonably necessary to effect at the Closing (A) the prepayment or discharge of any obligations owed by the Company and any Affiliate pursuant to (i) the Company Credit Agreement and any related loan document and (ii) to the extent requested by Buyer, any interest rate or currency swaps or other hedging agreements, and (B) the termination of all Liens on the Company’s or its applicable Affiliates’ assets or properties securing their obligations owed under the terms of the Company Credit Agreement and any related loan document (and, if applicable, any interest rate or currency swaps or other hedging agreements requested by Buyer to be terminated under clause (A)(i)). At the Effective Time, Buyer shall provide or shall cause to be provided the funds to effect such prepayment. Buyer may obtain such funds from the proceeds of the Financing.

6.18 Rule 16b-3. Prior to the Effective Time, the Company shall take all actions reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.19 Works Councils. The Company and its Subsidiaries shall use commercially reasonable efforts to comply in all material respects with all notification, consultation and other processes, including with respect to any works council, economic committee, union or similar body, that are necessary to effectuate the transactions contemplated by this Agreement. Buyer shall take all steps reasonably requested by the Company and which are required for the Company and its Subsidiaries to comply with such processes.

6.20 Cash and Marketable Securities. To the extent requested by Buyer and subject to the reasonable operational requirements of the Company and its Subsidiaries, the Company and its Subsidiaries shall, at Buyer’s expense, cooperate in good faith (a) to sell the marketable securities then owned by the Company and its Subsidiaries reasonably proximate to the Closing Date, (b) to repatriate cash to the United States to the extent permitted by Law and (c) so as to permit Buyer and/or the Company to use the Company’s cash at Closing as a potential source for the payments contemplated by this Agreement or expenses payable in connection with the Closing.

6.21 Section 338 Elections. The Company and its Subsidiaries shall cooperate with Buyer, at Buyer’s election and expense, to treat the purchase of the Company and each of its Subsidiaries (other than the Affiliate(s) and Subsidiaries organized under the laws of a U.S. jurisdiction (the “Domestic Group”)) (i) as a purchase of the Company’s assets and (ii) as a deemed purchase of each of the Company’s Subsidiaries treated as a purchase of the assets of each of the Company’s Subsidiaries (other than the Domestic Group) pursuant to one or more elections in accordance with Section 338 of the Code (the “Section 338 Elections”), and for the purposes of the Section 338 Elections, Buyer and the Company and each of their respective Subsidiaries agree to treat the acquisition date under Section 338 of the Code as the Closing Date.

6.22 United Kingdom Stamp Taxes. The Buyer shall if it so wishes apply for a non-statutory ruling from Her Majesty Revenue and Customs (“HMRC”) that neither the Court Order nor any instrument of transfer transferring the Ordinary Shares held within DTC to a DR Nominee of Buyer is subject to United Kingdom stamp duty or stamp duty reserve tax (“SDRT”) and that the only instrument or agreement subject to UK stamp duty or SDRT will be the stock transfer form(s) which transfer shares not held within DTC to Buyer (or its designated Subsidiary). In respect of such application: (a) the Company shall, upon request, offer to the Buyer its reasonable cooperation for the purpose of allowing the Buyer access to factual information in the possession or control of the Company which is reasonably required by the Buyer for the purpose of producing or filing the application (including, but not limited to, permitting DTC and the Company’s transfer agent to liaise on any application with the Buyer and provide such factual information which DTC or its transfer agent may hold and which may be requested for the purpose of producing the application, to the Buyer); (b) Buyer shall bear all costs of preparing and submitting the application, and repay to the Company on an after-tax basis all reasonable and evidenced costs incurred by the Company in relation to or in connection with, actions which the Buyer requests the Company takes in accordance with this Section 6.22 (including but not limited to any advisors fees so incurred by the Company) plus any non-recoverable value added tax paid by the Company in respect of those costs; (c) the Buyer shall consider any reasonable comments and requests of the Company in relation to the application and shall include in the application (and in any communications with HMRC in relation to the application) any reasonable comments and reasonable requests of the Company in relation thereto, any comments relating to the factual position as described in the application, and any comments which the Company acting reasonably considers to be required in order to ensure that the application complies with all requirements set out in guidance from time to time by HMRC in respect of the making of an application for a non-statutory ruling regarding the stamp duty position of the Court Order or instrument of transfer which the Company’s registrar is required to register on the register of members or in respect of the SDRT consequences of the transactions contemplated by this Agreement. For the purpose of facilitating the above the Buyer shall upon the reasonable request of the Company or its advisors provide all relevant drafts of the application and other relevant documents which the Buyer intends to share with HMRC or file by way of an application for a non-statutory ruling. The failure to obtain any non-statutory ruling to be applied for pursuant to this Section 6.22 shall not constitute any breach of the obligations of any party under this Agreement, nor constitute any breach of representation or warranty in Article V of this Agreement, nor result in the non-satisfaction of any of the conditions in Article VII of this Agreement, nor for any purposes constitute a Company Material Adverse Effect.

ARTICLE VII

Conditions

7.1 Conditions to Each Party’s Obligation to Effect the Acquisition. The respective obligation of each party to effect the Acquisition is subject to the satisfaction or waiver (where permissible and in writing) at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. The Company Requisite Votes shall have been obtained in accordance with applicable Law and the articles of association of the Company.

(b) Acquisition Regulatory Consents. (i) The waiting period applicable to the consummation of the Acquisition under the HSR Act shall have expired or been earlier terminated; (ii) the approvals applicable to the consummation of the Acquisition under European Union merger control regulations shall have been obtained; and (iii) the consents, approvals, or clearances under the other applicable Acquisition Antitrust Laws with respect to the Acquisition shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c) Orders. As of the Closing, no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Acquisition (collectively, an “Order”).

(d) Court Approval. The Court Sanction Hearing shall have occurred and the Court shall have sanctioned the Scheme and shall have approved the delivery to the Registrar of Companies of a copy of the order of the Court sanctioning the Scheme under section 899 of the Companies Act (the “Sanctioning Order”).

7.2 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Acquisition are also subject to the satisfaction or waiver (in writing) by Buyer at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 5.1(a), Section 5.1(b)(i), Section 5.1(c), the second sentence of Section 5.1(f), Section 5.1(j) and Section 5.1(r) shall be true and correct in all respects (except, with respect to Section 5.1(b)(i), which shall be true in all respects except for such inaccuracies that do not, individually or in the aggregate, increase the aggregate consideration required to be paid by Buyer under Article IV (or the Scheme) by more than a de minimis amount) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any “material”, “in all material respects”, “materiality” or “Company Material Adverse Effect” qualifiers, or other derivations of the word “material” used alone or in a phrase that have a similar impact or effect contained therein, but giving effect to any dollar thresholds) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not have, and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and (iii) Buyer shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) No Company Material Adverse Effect. From the date of this Agreement to the Effective Time, there shall not have occurred any Company Material Adverse Effect.

(d) Marketing Period. The final day of the Marketing Period has occurred.

(e) Equity Financing Regulatory Consent. The waiting period applicable to the consummation of the Equity Financing under the HSR Act shall have expired or been earlier terminated.

(f) Burdensome Condition. As of the Closing, no court or other Governmental Antitrust Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) under any Antitrust Law (whether with respect to the Acquisition or the Equity Financing) that imposes or would reasonably be expected to impose, individually or in the aggregate, a Burdensome Condition.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Acquisition is also subject to the satisfaction or waiver (in writing) by the Company at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not or is not reasonably likely to prevent the consummation of the Acquisition and the other transactions contemplated by this Agreement, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer to such effect.

ARTICLE VIII

Termination

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Acquisition may be abandoned and the Scheme may be withdrawn at any time prior to the Effective Time, whether before or after the Company Requisite Votes have been obtained, by mutual written consent of the Company and Buyer by action of their respective boards of directors.

8.2 Termination by Either Buyer or the Company. This Agreement may be terminated and the Acquisition may be abandoned and the Scheme may be withdrawn at any time prior to the Effective Time by action of the board of directors of either Buyer or the Company if (a) the Acquisition shall not have been consummated by June 30, 2019, whether such date is before or after the date the Company Requisite Votes have been obtained (such date, as it may be extended pursuant to the provisions hereof, the “Long Stop Termination Date”); (b) upon the Scheme not being sanctioned at the Court Sanction Hearing and Buyer shall not have elected within 10 business days of the date of such Court Sanction Hearing, to implement the Acquisition by means of a Takeover Offer; (c) the Shareholders Meetings shall have been held and completed and the Company Requisite Votes shall not have been obtained at such Shareholders Meetings or at any adjournment or postponement thereof and, in either case, Buyer and Company shall not have elected, within 10 business days of the date of the relevant Meeting, to implement the Acquisition by means of a Takeover Offer; or (d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Acquisition shall become final and non-appealable (whether before or after the Company Requisite Votes have been obtained) (it being agreed that the Scheme not being sanctioned at the Court Sanction Hearing shall not be deemed to be an Order to which this clause (d) applies), provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party whose breach of, or failure to fulfill any of its obligations under, this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Acquisition to occur on or before the Long Stop Termination Date (in the case of clause 8.2(a)), has been the primary cause of, or the primary factor that resulted in, the Scheme not being sanctioned at the Court Sanction Hearing (in the case of clause 8.2(b)), has been the primary cause of, or the primary factor that resulted in, the Company Requisite Vote not being obtained (in the case of clause 8.2(c)), or has been the primary cause of, or the primary factor that resulted in, the imposition of such Order (in the case of clause 8.2(d)). Notwithstanding the foregoing, if, on the Long Stop Termination Date (A) (x) one or more of the conditions in Section 7.1(b), Section 7.1(c) (but, with respect to Section 7.1(c), only as a result of an Order relating to an Antitrust Law), Section 7.2(e) or Section 7.2(f) shall not have been satisfied and (y) all other conditions in Article VII have been satisfied or waived (other than (1) those conditions that by their terms are to be satisfied by actions taken at the Closing (but such conditions must be capable of being satisfied on such date) and (2) the conditions in Section 7.1(d) and 7.2(d)), (B) the Marketing Period has commenced but not yet been completed or terminated, or (C) the condition in Section 7.1(d) shall not have been satisfied and all other conditions in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date), then, in any of the foregoing cases, the then-current Long Stop Termination Date shall be automatically extended by one month (but such one month extensions shall occur no more than three times in the aggregate, such that in no event shall any Long Stop Termination Date as extended be a date that occurs later than the date that is three months following the initial Long Stop Termination Date as set forth above) and such extended date shall become then-current Long Stop Termination Date for purposes of this Agreement.

8.3 Termination by the Company. This Agreement may be terminated and the Acquisition may be abandoned and the Scheme may be withdrawn prior to the Effective Time by written notice of the Company:

(a) if, subject to complying in all material respects with the terms of Section 6.2 (other than Section 6.2(d)) and complying in all respects with Section 6.2(d), the Board of Directors of the Company effects a Change of Recommendation either as a result of an Intervening Event or a Superior Proposal not solicited in material violation of Section 6.2(a);

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty of Buyer shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied at such time and such breach is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Buyer and (ii) the date that is three (3) business days prior to the Long Stop Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 7.2(a) or 7.2(b) not to be satisfied; or

(c) if all conditions in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) those conditions that by their terms are to be satisfied by actions taken at the Closing, so long as such conditions were capable of being satisfied if the Closing Date were the date valid notice of termination of this Agreement is delivered by the Company to Buyer and (y) the condition in Section 7.1(d)), Buyer shall have failed to complete the Closing (including preventing the Court Sanction Hearing from being held or the Sanctioning Order from being granted) as a result of the full proceeds to be provided to Buyer by the Financing not being available on the date on which the Closing should have occurred pursuant to Section 1.2 and the

Company sent irrevocable written notice to Buyer at least three business days prior to the termination pursuant to this Section 8.3(c) to the effect that it stands ready, willing and able to consummate the transactions contemplated by this Agreement (subject to receipt of the Sanctioning Order) (including confirmation that all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, so long as such conditions are capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.3) and cooperates with Buyer to effect the Closing during such three business day notice period; provided that during such notice period no Party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.4 Termination by Buyer. This Agreement may be terminated and the Acquisition may be abandoned and the Scheme may be withdrawn prior to the Effective Time by written notice of Buyer:

(a) if either (x) the Board of Directors of the Company shall have made a Change of Recommendation or shall have approved or recommended to the shareholders of the Company an Acquisition Proposal or (y) the Company or the Board of Directors of the Company shall have breached any of the provisions set forth in Section 6.2 in any material respect;

(b) the Company, within ten business days of a tender or exchange offer constituting an Acquisition Proposal relating to securities of the Company having been commenced, fails to publicly (or in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act) recommend against such tender or exchange offer, or the Company shall have failed to publicly reaffirm its recommendation of the Acquisition within ten business days after the date any Acquisition Proposal or any material modification thereto is first publicly commenced, publicly announced, distributed or disseminated to the Company’s shareholders upon a request to do so by Buyer (provided that if the Shareholders Meetings are scheduled to be held within ten business days from the date of commencement of such tender or exchange offer or such public disclosure of an Acquisition Proposal or material modification, promptly and in any event prior to the date which is two business days before the date on which the Shareholders Meetings are scheduled to be held) or otherwise takes any action prohibited by Section 6.2(d)(i) or (ii); or

(c) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty of the Company shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied at such time and such breach is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Buyer to the Company and (ii) the date that is three (3) business days prior to the Long Stop Termination Date; provided, however, that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 7.3(a) or 7.3(b) not to be satisfied.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Acquisition and the Scheme pursuant to this Article VIII, this Agreement shall become void and of no effect with no Liability to any Person on the part of any party hereto (or of any of its

Representatives, Affiliates or Buyer Related Parties (but, with respect to the Financing Sources, without limiting any obligations thereof under their respective Financing Commitments to the counterparties thereto or to Buyer (including as a third party beneficiary thereof, as applicable))) except as otherwise set forth in this Section 8.5; provided, however, and notwithstanding the foregoing or anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any Liability to pay the Termination Fee or Buyer Fee (less the Buyer Reimbursement Obligation) or other Liability, in each case, pursuant to this Section 8.5 and (ii) the agreements of the Company and Buyer contained in Section 6.10 (Expenses), the indemnification and reimbursement provisions of Section 6.14(B)(e) (Financing), Section 6.8 (Publicity), this Section 8.5 and Article IX shall survive the termination of this Agreement.

(b) In the event that:

(i) (A) this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Long Stop Termination Date) and (B) any Person shall have made a publicly announced Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been withdrawn at least 20 business days prior to such termination, provided that, for purposes of this clause (b)(i), the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated pursuant to Section 8.2(b) (the section relating to failure to obtain the Sanctioning Order) or Section 8.2(c) (the section relating to failure to obtain the Company Requisite Votes); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to a Change of Recommendation), by Buyer pursuant to Section 8.4(a) (the section relating to a Change of Recommendation or breach of Section 6.2), by Buyer pursuant to Section 8.4(b) (the section relating to failure to take certain actions in response to an Acquisition Proposal) or by Buyer pursuant to Section 8.4(c) (the section relating to a breach by the Company), then the Company shall promptly, but in no event later than three (3) business days after the date of such termination, pay Buyer an amount equal to $58 million (or, in the case of Section 8.5(b)(ii), an amount equal to $29 million) (as applicable, the “Termination Fee”) by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion); provided, that, if, in the case of a termination in the circumstances described in Section 8.5(b)(ii), (1) any Person shall have made a publicly announced Acquisition Proposal after the date of this Agreement but prior to the Court Sanctioning Hearing (in the case of a termination pursuant to Section 8.2(b)) or prior to the Shareholders Meetings (in the case of a termination pursuant to Section 8.2(c)), and such Acquisition Proposal shall not have been withdrawn at least 5 business days prior to such Court Sanctioning Hearing or Shareholders Meetings, as applicable, (2) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, and (3) the Company shall have consummated an Acquisition Proposal for which a definitive agreement was entered into during such twelve (12) month period, then the “Termination Fee” shall be $58 million and shall be paid to Buyer, less the $29 million to the extent previously paid as a result of a termination in the circumstances described in Section 8.5(b)(ii), no later than three (3) business days after the consummation of such Acquisition Proposal (for purposes of the foregoing proviso, the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”).

(c) In the event that this Agreement is terminated pursuant to:

(i) (A) Section 8.2(a) (the section relating to the Long Stop Termination Date) or (B) Section 8.2(d) (the section relating to a final Order prohibiting the Acquisition) (but, with respect to Section 8.2(d), only as a result of an Order attributable to an Antitrust Law) and, in either case, (1) any of the conditions in Section 7.1(b), Section 7.1(c), Section 7.2(e) or Section 7.2(f) are not satisfied or waived at the time of termination (but, with respect to Section 7.1(c), only as a result of an Order relating to an Antitrust Law) and (2) all other conditions in Article VII were satisfied or waived at the time of termination (other than (x) those conditions that by their terms are to be satisfied by actions taken at the Closing, but such conditions were capable of being satisfied on such date and (y) the conditions in Section 7.1(d) and Section 7.2(d));

(ii) Section 8.3(b) (the section relating to a breach by Buyer); or

(iii) Section 8.3(c) (the section relating to failure to consummate the Closing);

then Buyer shall promptly, but in no event later than three (3) business days after the date of such termination, pay or cause to be paid to the Company an amount equal to $250 million (the “Buyer Fee”), minus the amount of any reimbursement and indemnification obligations of Buyer pursuant to Section 6.14(B)(e) (the “Buyer Reimbursement Obligation”), by wire transfer of immediately available funds (it being understood that (x) in no event shall Buyer be required to pay such amount or the Buyer Fee on more than one occasion and (y) in no event shall the Company be entitled to both a decree of specific performance pursuant to Section 9.5(c) to cause the Acquisition or the Scheme to be consummated or which otherwise results in the Closing and any payment of the Buyer Fee or any portion thereof).

(d) The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Buyer fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Buyer, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof or a judgment against Buyer for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Buyer, on the one hand, or Buyer shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereto expressly acknowledge and agree that:

(i) (A) the Company’s right to terminate this Agreement (subject to the terms of this Article VIII) and receive payment of the amount due pursuant to Section 8.5(c) as and only to the extent provided by Section 8.5(c) and, if applicable, the Buyer Reimbursement Obligation and any reimbursement and expense obligations of Buyer pursuant to the first sentence of this Section 8.5(d), any rights of the Company pursuant to the Confidentiality Agreement and, prior to termination of this Agreement, the Company’s right to specific performance of this Agreement by the parties hereto subject to the terms of Section 9.5(c) shall be the sole and exclusive remedies of the Company and its Affiliates against (1) Buyer and its Affiliates, (2) any lender or prospective lender or other financing source, lead arranger, arranger, agent or representative of or to Buyer (including the Financing Sources) and (3) the direct or indirect, former, current or future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Representatives, Affiliates, members, managers, or assignees of any Person named in clause (1) or (2) (the Persons described in clauses (1) through (3), collectively, the “Buyer Related Parties”) for any loss suffered with respect to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby (including any breach by Buyer, whether willful or intentional or otherwise), the termination of this Agreement, the failure of the Acquisition to be consummated or any breach of this Agreement by Buyer and (B) except as provided in the immediately foregoing clause (A), none of Buyer or the Buyer Related Parties shall have any Liability or obligation (other than pursuant to the Confidentiality Agreement) to the Company or any of its Subsidiaries, or their respective shareholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents relating to or arising out of this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the amount due pursuant to Section 8.5(c), which constitutes a reasonable estimate of the damages that will be suffered by the Company and its shareholders by reason of breach or termination of this Agreement and is not a penalty but is liquidated damages in a reasonable amount that will compensate the Company (and its shareholders) in the circumstances in which such fees are payable for the efforts and resources expended (including reimbursement of costs incurred and damages reflecting management time and resources engaged in entering into this Agreement) and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, and (B) if applicable, the Buyer Reimbursement Obligation and any reimbursement and expense obligations of Buyer pursuant to the first sentence of this Section 8.5(d), shall be in full and complete satisfaction, and the maximum amount, of any and all damages of the Company and its Subsidiaries and shareholders arising out of or related to this Agreement, the Financing Commitments, the transactions contemplated hereby or thereby (including any breach by Buyer, whether willful or intentional or otherwise), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure against Buyer or the Buyer Related Parties; and after the Company being paid such amounts in accordance with the terms of this Agreement, in no event will the Company or any of its Subsidiaries (or its shareholders) seek to recover any other damages or seek any other remedy based on a claim in law or in equity with respect thereto (other than pursuant to the Confidentiality Agreement) nor shall any of the Buyer Related Parties have any further Liability or other obligation to the Company or any of its Subsidiaries, or their respective shareholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents relating to or arising out of this Agreement, the Financing Commitments, or the transactions contemplated hereby or thereby; provided, however, this Section 8.5(d)(ii) shall not limit the right of the parties hereto to specific performance of this Agreement subject to the terms of Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iii) in no event shall the Company or any of its Subsidiaries (or its shareholders) be entitled to seek or obtain any recovery or judgment in excess of the amount required to be paid pursuant to Section 8.5(c) (plus, in the case such amount is not timely paid, the amounts described in the first sentence of this Section 8.5(d) and, if applicable, the Buyer Reimbursement Obligation), against Buyer or any of its Affiliates or their respective stockholders, partners, members, directors, officers, employees or agents or any of their respective assets, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any such Persons or the Financing Sources or other Buyer Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby (including any breach by Buyer, whether willful or intentional or otherwise), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(d)(iii) shall not limit the right of the parties hereto to specific performance of this Agreement subject to the terms of Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iv) (A) Buyer’s right to terminate this Agreement (subject to the terms of this Article VIII) and receive payment of the Termination Fee pursuant to Section 8.5(b) as and only to the extent provided by Section 8.5(b) (and, if applicable, any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.5(d)) and, prior to termination of this Agreement, Buyer’s right to specific performance of this Agreement by the parties hereto subject to the terms of Section 9.5(c) shall be the sole and exclusive remedy of Buyer and its Affiliates against the Company, its Subsidiaries and any of their respective direct or indirect former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents for any loss suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by the Company, whether willful or intentional or otherwise), the termination of this Agreement, the failure of the Acquisition to be consummated or any breach of this Agreement by the Company, and (B) except as provided in the immediately foregoing clause (A), none of the Company, its Affiliates or any of their respective direct or indirect former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents shall have any Liability or obligation to Buyer or any of its Subsidiaries, or their respective shareholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(v) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the Termination Fee pursuant to Section 8.5(b), which constitutes a reasonable estimate of the damages that will be suffered by Buyer and its stockholders by reason of breach or termination of this Agreement and is not a penalty but is liquidated damages in a reasonable amount that will compensate Buyer (and its stockholders) in the circumstances in which the Termination Fee is payable for the efforts and resources expended (including reimbursement of costs incurred and damages reflecting management time and resources engaged in entering into this Agreement) and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision and (B) if applicable, any reimbursement obligations of the Company pursuant to the first sentence of this Section 8.5(d) shall be in full and complete satisfaction, and the maximum amount, of any and all damages of Buyer and its Affiliates and stockholders arising out of or related to this Agreement, the transactions contemplated hereby (including any breach by the Company, whether willful or intentional or otherwise), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and after Buyer being paid such amounts in accordance with the terms of this Agreement, in no event will Buyer or any of its Affiliates (or its stockholders) seek to recover any other damages or seek any other remedy based on a claim in law or in equity with respect thereto nor shall any of the Company, its Subsidiaries or their respective shareholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents have any further Liability or other obligation to Buyer or the Buyer Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, this Section 8.5(d)(v) shall not limit the right of the parties hereto to specific performance of this Agreement subject to the terms of Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(vi) in no event shall Buyer or any of its Subsidiaries (or its stockholders) be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(d)) against the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents or any of their respective assets, and in no event shall Buyer be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including any breach by the Company, whether willful or intentional or otherwise), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(d)(vi) shall not limit the right of the parties hereto to specific performance of this Agreement subject to the terms of Section 9.5(c) prior to the termination of this Agreement in accordance with its terms; and

(vii) without limiting the obligations of the Financing Sources under the Financing Commitments, the Company acknowledges and agrees that no Financing Source shall have any Liability or obligation to the Company or any of its Subsidiaries or shareholders in connection with this Agreement, the Financing Commitments and the other transaction documents contemplated by this Agreement; provided that the foregoing shall not preclude any liability of the Financing Sources to Buyer (or the other parties thereto) under the terms of its Financing Commitments (and, as applicable, the related fee letters) or its Financing.

ARTICLE IX

Miscellaneous and General

9.1 Survival. This Article IX and the agreements of the Company and Buyer contained in Article IV and Sections 6.9 (Employee Benefits) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Acquisition. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Acquisition, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that, after receipt of the Company Requisite Votes, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders unless the vote or approval by them in accordance with Law or rule of relevant stock exchange is obtained with respect to the effectiveness of such amendment. No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. Without limiting the foregoing, no failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. Notwithstanding anything to the contrary contained herein, Section 8.5(a), Sections 8.5(c), (d)(i), (ii), (iii) and (vii), Section 9.1, this Section 9.2, the second proviso in the first sentence of Section 9.5(a), Sections 9.5(b), (c) and (d), Section 9.8 and Section 9.15 (collectively, the “Financing Source Provisions”) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.5(a), Sections 8.5(c), (d)(i), (ii), (iii) and (vii), Section 9.1, this Section 9.2, the second proviso in the first sentence of Section 9.5(a), Sections 9.5(b), (c) and (d), Section 9.8 and Section 9.15) may not be modified, waived or terminated in a manner that adversely impacts any Financing Source without the prior written consent of such Financing Source.

9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Acquisition are for the sole benefit of such party and may be waived by such party in its sole discretion in whole or in part to the extent permitted by applicable Laws.

9.4 Counterparts. This Agreement may be executed in any number of counterparts and delivered via facsimile or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, THAT, THE PROVISIONS RESPECTING THE IMPLEMENTATION, EFFECT AND CONSEQUENCE OF THE SCHEME OR, IF APPLICABLE, TAKEOVER OFFER, SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF ENGLAND AND WALES WITHOUT REGARD TO THE CONFLICTS OR CHOICE OF LAW PRINCIPLES THEREOF WITH RESPECT TO SUCH MATTERS; PROVIDED, FURTHER, THAT, ANY SUCH DISPUTES INVOLVING THE DEBT FINANCING SOURCES WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OR CHOICE OF LAW PRINCIPLES THEREOF (OTHER THAN THE DEFINITION OF COMPANY MATERIAL ADVERSE EFFECT, WHICH WOULD BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE). The parties hereby irrevocably submit to the exclusive personal and subject matter jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or to the extent such Courts do not have jurisdiction, the federal courts sitting within the State of Delaware (in such order, the “Chosen Courts”) in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby or disputes relating hereto, and hereby waive, and agree not to assert, as a defense in any such action, suit or proceeding, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts; provided, that, nothing herein shall prevent the implementation and enforcement of the Scheme or, if applicable, the Takeover Offer, before the courts of England and Wales or otherwise limit the procedures in Schedule 1 or Exhibit A requiring the presence before such courts in accordance therewith, and the provisions of this paragraph shall apply to such courts for such matters, mutatis mutandis, and such courts shall be deemed the “Chosen Courts” for purposes thereof. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, exclusive jurisdiction over the subject matter of such disputes and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid, effective and sufficient service thereof. Each of the parties agrees that it will not bring or support any action or proceeding described in this Section 9.5 other than in the Chosen Courts as described above. The parties further agree, to the extent permitted by Law and notwithstanding anything to the contrary herein, that final and non-appealable judgment against a party in any Proceedings in the Chosen Courts as contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE FINANCING COMMITMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDINGS DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE FINANCING COMMITMENTS (INCLUDING ANY PROCEEDINGS OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST THE FINANCING SOURCES IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT OR THE FINANCING COMMITMENTS OR THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF) AND EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Buyer’s obligation to consummate the Acquisition and the Scheme only in the event that (i) this Agreement has not been validly terminated in accordance with Article VIII, (ii) all conditions in Sections 7.1 and 7.2 are satisfied (other than (x) those conditions that by their nature are to be satisfied by actions taken at the Closing and which are, as of such date, capable of being satisfied on such date and (y) the condition in Section 7.1(d), and, in all cases, subject to the satisfaction of such conditions), (iii) the Financing (or, if alternative financing is being used in accordance with Section 6.14, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing, (iv) the Company has irrevocably confirmed in writing to Buyer that if specific performance is granted, the Sanctioning Order is granted and the Financing is funded, then the Closing pursuant to Article II will occur, and (v) Buyer has failed to consummate the Closing as required pursuant to this Agreement within two (2) business days following the delivery of the notice pursuant to the preceding clause (iv). For the avoidance of doubt, (A) under no circumstances will the Company be entitled to obtain, and the Company will not seek, specific performance in respect of any of the matters described in the preceding sentence unless each of clauses (i), (ii), (iii), (iv) and (v) are true and (B) the election of the Company to pursue an injunction or specific performance in accordance with the preceding sentence shall not restrict, impair or otherwise limit the Company from subsequently seeking to terminate this Agreement and seeking to collect the amounts under Section 8.5(c); provided, however, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the transactions or otherwise resulting in the consummation of the transactions contemplated hereby and the payment of the amounts under Section 8.5(c). Subject to the foregoing provisions of this Section 9.5(c), each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees (on behalf of itself and its Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof), and each party makes the agreements, waivers and consents set forth above in Section 9.5(a) mutatis mutandis for any such Proceedings but with respect to the courts specified in this sentence. The Company further agrees that it shall not, and shall cause its Affiliates not to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing Commitments, the Financing or the definitive agreements executed in connection therewith or the performance thereof.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by e-mail or by overnight courier:

If to Buyer:

CommScope Holding Company, Inc.,

CommScope, Inc.

1100 CommScope Place, SE

Hickory, North Carolina 28602

Attention:         Frank B. Wyatt, II, Senior Vice President, General Counsel

    and Secretary

Facsimile:         +1 (828) 431-2520

with a copy to:

Alston & Bird LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280

Attention:         C. Mark Kelly (Mark.Kelly@alston.com)

    William B. Snyder, Jr. (William.Snyder@alston.com)

and

Pinsent Masons LLP

30 Crown Pl.,

London EC2A 4ES, UK

Attention: Rob Hutchings (Rob.Hutchings@pinsentmasons.com)

If to the Company:

ARRIS International plc

3871 Lakefield Drive

Suwanee, Georgia 30024

Attention:         Patrick Macken (E-Mail: patrick.macken@arris.com)

with a copy to:

Troutman Sanders LLP

600 Peachtree Street, Suite 3000

Atlanta, GA 30308

Attention:         W. Brinkley Dickerson, Jr. (E-Mail:

    brink.dickerson@troutman.com)

    Tyler B. Dempsey (E-Mail: tyler.dempsey@troutman.com)

and

Herbert Smith Freehills LLP

Exchange House

Primrose Street

London EC2A 2EG, UK

Attention: Gavin Davies (gavin.davies@hsf.com)

    Alex Kay (alex.kay@hsf.com)

or to such other persons or addresses as may be designated in writing pursuant to notice given in accordance with this Section 9.6 by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon dispatch if sent by e-mail if sent before 5 p.m. local time at the place of receipt on a business day or, if not, then on the first business day after transmission (provided that, if given by email, such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter and the Nondisclosure Agreement, dated August 15, 2018, between CommScope Inc. of North Carolina and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof; provided, that, the Confidentiality Agreement shall automatically, and without further action of any party thereto, terminate upon the earlier to occur of (a) the Effective Time (with such termination resulting in the Confidentiality Agreement being of no further force or effect, notwithstanding any other provision therein to the contrary) and (b) the date on which the Confidentiality Agreement terminates in accordance with its terms. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR THE IRREVOCABLE UNDERTAKINGS, NEITHER BUYER NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) only with respect to shareholders of the Company, the holders of the Comcast Warrants and Charter Warrants and the holders of Company RSUs and, in each case, only after the Effective Time, for the provisions set forth in Article IV, (c) the Persons whose Liability is limited in accordance with Section 8.5, to the extent provided therein, including the Financing Sources who shall be express third party beneficiaries of, and shall be entitled to rely on and enforce, Section 8.5(c), Sections 8.5(d)(i), (ii), (iii) and (vii), Section 9.1, Section 9.2, the second proviso in the first sentence of Section 9.5(a), Sections 9.5(b), (c) and (d), Section 9.15 and this Section 9.8, and (d) the Buyer Related Parties, with respect to Section 8.5(a) and Section 9.15, Buyer and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 and Article IV shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything to the contrary contained herein, the Financing Source Provisions are intended for the benefit of, and will be enforceable by, the Financing Sources.

9.9 Obligations of Buyer and of the Company. Whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Buyer to cause such Subsidiary to take such action.

9.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Acquisition shall be paid by Buyer when due.

9.11 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or Contract, (x) to the extent permitted by the terms thereof and (y) other than any reference set forth on the Company Disclosure Letter, which must specifically reference each such amendment, modification, restatement, replacement or supplement to be deemed disclosed thereon); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

(b) The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it, unless otherwise indicated. The phrase “to the extent” shall mean the degree to which a subject or other matter extends, and such phrase shall not simply mean “if”. The word “or” shall not be exclusive. Any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or other electronic means of readable communication (including e-mail communications). When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is a non-business day, the period in question shall end on the next business day. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect wholly-owned Subsidiaries of such Person (including for this purpose Subsidiaries wholly-owned, directly or indirectly, by the Company other than with respect to a de minimis number of shares of capital stock that are required by the applicable Law of any jurisdiction to be held by other persons) unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect wholly-owned Subsidiaries of such Person (including for this purpose Subsidiaries wholly-owned, directly or indirectly, by the Company other than with respect to a de minimis number of shares of capital stock that are required by the applicable Law of any jurisdiction to be held by other persons) unless otherwise indicated or the context otherwise requires. The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) Each party hereto has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. The inclusion of any matter, information or item in the Company Disclosure Letter shall not be deemed to constitute an admission of any Liability by the Company to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

(e) Where the term “made available” is used in this Agreement, it means, with respect to any document or information, that the same has been (i) filed by the Company with the SEC and publicly available on EDGAR at least two (2) business days prior to the execution of this Agreement, (ii) made available or otherwise accessible to Buyer two (2) business days prior to the execution of this Agreement by means of the virtual data room established by the Company and hosted by Merrill Corp under the name “Charlie 2018” or (iii) otherwise delivered or provided to Buyer or its representatives electronically, physically or by other means by or on behalf of the Company or one or more of its Representatives at least twenty-four (24) hours prior to the date of this Agreement.

9.14 Assignment. This Agreement and any portion thereof shall not be assignable by operation of law or otherwise without the prior written consent of the other party; provided that, without the consent of any Person hereunder, (a) Buyer may assign this Agreement to an Affiliate (including so as such Affiliate is the direct acquirer of the Scheme Shares in the Scheme), but no such assignment shall relieve Buyer of its obligations under this Agreement, and (b) Buyer and its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) may collaterally assign its rights under this Agreement to its lenders (including, from and after the Closing, lenders to Company and its Subsidiaries). Any purported assignment in violation of this Agreement is void.

9.15 No Recourse. All claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under or out of this Agreement, or the negotiation, execution, or performance of this Agreement may only be made or enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against, the parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party to this Agreement (and then only to the extent of the specific obligations undertaken by such party in this Agreement and not otherwise), no past, present or future Affiliates, lender or prospective lender or financing source, lead arranger, arranger, agent or representative of or to Buyer (including the Financing Sources) or direct or indirect, former, current or future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Representatives, Affiliates, members, managers, or assignees of any such shall have any Liability for any obligation of such party under this Agreement (whether in tort, contract or otherwise) for any claim based on, in respect of, or by reason of, such obligations, whether by the enforcement of any assessment or by any legal or equitable Proceeding, or by virtue of any statute, regulation or other applicable Law. Without limiting the foregoing, the Company (and its shareholders and Affiliates, directors, officers, employees, Representatives and agents) hereby waives any and all rights and claims against any Buyer Related Party (other than claims against Buyer under this Agreement or the other documents delivered in connection herewith) that may be based upon, in respect of, arise under or out of this Agreement or the Financing Commitments, whether at Law or in equity, in contract, in tort or otherwise. Each of the Buyer Related Parties is a third party beneficiary of this Section 9.15. For the avoidance of doubt, nothing in this Section 9.15 shall impair, limit or affect any claims or causes of action related to (i) agreements entered into with the Financing Sources by the parties thereto or by Buyer (including as a third-party beneficiary thereof), (ii) the Irrevocable Undertakings or (iii) the Confidentiality Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CommScope Holding Company, Inc.

By:	/s/ Marvin S. Edwards, Jr.
Name: Marvin S. Edwards, Jr.
Title: President and Chief Executive Officer

(signatures continue on following page)

Signature Page to Bid Conduct Agreement

ARRIS International plc

By:	/s/ Bruce McClelland
Name: Bruce McClelland
Title: Chief Executive Officer

Signature Page to Bid Conduct Agreement

ANNEX A

DEFINED TERMS

Terms	Section
Accelerated RSUs Acquisition Acquisition Proposal	4.3(a)(i)(E) 1.1 6.2(c)(i)
Affected Employees	6.9(a)
Affiliate	5.1(a)(i)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Amendment to the Articles Anti-Corruption and Anti-Bribery Laws Acquisition Antitrust Law Antitrust Law	2.1 5.1(i)(ii) 6.5(b)(vi) 6.5(b)(vi)
Applicable Date	5.1(e)(i)
Assets Assumed Phantom Company RSUs Assumed RSU Bankruptcy and Equity Exception	5.1(s) 4.3(a)(iii) 4.3(a)(i)(E) 5.1(c)(i)
Benefit Plans	5.1(h)(i)
Burdensome Condition	6.5(e)(iv)
business day	1.2
Buyer Buyer Common Stock Buyer Equity Financing Buyer Fee Buyer Filing Buyer Reimbursement Obligation Buyer Related Parties C-COR RSUs Capitalization Date	Preamble 4.3(a)(ii) 5.2(e)(i) 8.5(c)(iv) 6.3(c) 8.5(c)(iv) 8.5(d)(i) 4.3(a)(i)(C) 5.1(b)(i)
Change of Recommendation	6.2(d)(ii)
Charter Warrant Agreement	5.1(b)(i)
Charter Warrants	5.1(b)(i)
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(d)
Comcast Warrants Comcast Warrant Agreement Companies Act Company	5.1(b)(i) 5.1(b)(i) 1.1 Preamble
Company Credit Agreement	5.1(q)(iii)(B)
Company Disclosure Letter	5.1
Company ERISA Affiliate	5.1(h)(iii)
Company ESPP Company Material Adverse Effect	4.3(b) 5.1(a)(v)
Company Recommendation	5.1(c)(ii)
Company Registered IP Company Reports	5.1(n)(ii) 5.1(e)(i)
Company Requisite Votes	5.1(c)(i)
Company RSU	4.3(a)

Company Securities Compliant Confidentiality Agreement	5.1(b)(i) 6.14(B)(f)(i) 9.7
Contract Copyrights Court Court Documentation Court Meeting Court Sanction Hearing	5.1(d)(ii) 5.1(n)(v) 1.1 6.3(b) 5.1(c)(i) 4.1
Copyrights	5.1(n)(v)
Customer Contract	5.1(q)(iii)(C)
D&O Insurance	6.11(b)
Debt Commitment Letter	5.2(e)(i)
Debt Financing	5.2(e)(i)
Debt Financing Commitment Debt Financing Sources Distributor Contract	5.2(e)(i) 6.14(B)(f)(ii) 5.1(q)(iii)(E)
Domestic Group DR Nominee DTC	6.21 1.1 4.2(b)
Effects Effective Time	5.1(a)(v) 3.1
Employees	5.1(h)(i)
Environmental Law Equity Commitments	5.1(k)(ii) 5.2(e)(i)
Equity Financing	5.2(e)(i)
Equity Investor ERISA	5.2(e)(i) 5.1(h)(i)
Evercore Exchange Act	5.1(c)(ii) 5.1(d)(i)
Exchange Fund	4.2(a)
Exchange Ratio Excluded Disclosure	4.3(a)(ii) 5.1
Excluded Shares Expenses	4.1 6.10
Export and Import Control Laws EUMR Fee Letter Final Option Period Financing Financing Commitments	5.1(i)(ii) 6.5(b)(vi) 5.2(e)(i) 4.3(b) 5.2(e)(i) 5.2(e)(i)
Financing Sources Financing Source Provisions	6.14(B)(f)(iii) 9.2
FIRPTA Affidavits	6.1(c)
First Court Hearing Foreign Corrupt Practices Act	Schedule 1 5.1(i)(ii)
GAAP General Meeting	5.1(e)(iii) 5.1(c)(i)
Government Contract	5.1(i)(iii)
Government Contract Bid(s)	5.1(i)(iii)
Governmental Antitrust Entity	6.5(e)(i)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(k)(iii)
HMRC	6.22
HSR Act	5.1(d)(i)
Indebtedness	5.1(q)(iii)(A)

Indemnified Parties Initial Commitment Parties Initial Public Announcement	6.11(a) 5.2(e)(i) 6.8
Intellectual Property	5.1(n)(v)
Intervening Event Investment Agreement Irrevocable Undertakings IRS	6.2(c)(iii) 5.2(e)(i) Recitals 5.1(h)(ii)
Knowledge (with respect to the Company)	5.1(g)(iv)
Knowledge (with respect to Buyer)	5.2(e)(iii)
Laws	5.1(i)(i)
Leased Real Property	5.1(p)(ii)
Liabilities Licenses	5.1(g)(iii) 5.1(i)(i)
Lien	5.1(b)(i)
Long Stop Termination Date	8.2
Marketing Period	6.14(B)(f)(iv)
Material Contract	5.1(q)(i)(K)
Material Lease	5.1(p)(ii)
Material Leased Real Property	5.1(p)(ii)
Maximum Amount Multiemployer Plan	6.11(b) 5.1(h)(iv)
multiple employer plan	5.1(h)(iv)
Nasdaq Non-Employee Director RSUs	5.1(a)(v)(F) 4.3(a)(i)(A)
Non-U.S. Benefit Plans	5.1(h)(i)
OFAC Offer Document	5.1(i)(ii) Schedule 1
Order	7.1(c)
Ordinary Share Other Subsidiary Other Subsidiary Securities Other Required Company Filing Owned Real Property	4.1 5.1(a)(ii) 5.1(b)(iv) 6.3(a) 5.1(p)(i)
Patents	5.1(n)(v)
Paying Agent	4.2(a)
PBGC	5.1(h)(iii)
Pension Plan	5.1(h)(iii)
Per Share Acquisition Consideration Performance-Based RSUs	4.1 4.3(a)(i)(B)
Permitted Lien	5.1(q)(iii)(B)
Person	4.2(b)
Personal Information Phantom Company RSU Proceedings Proxy Statement	5.1(u) 5.1(b)(i) 5.1(g)(i) 6.3(a)
Representatives	6.2(b)
Required Information Restricted Financing Commitment Amendments	6.14(B)(f)(v) 6.14(A)(c)
Sanctioning Order	7.1(d)
Sarbanes-Oxley Act	5.1(e)(i)
Scheme Scheme Document Annex Scheme Record Time Scheme Shares Scheme Shareholders	1.1 6.3(a) 4.1 4.2(b) 4.2(b)

Scheme Timetable	6.3(b)
Scheme Supplemental Circular SEC	6.3(c) 5.1
SDN List SDRT	5.1(i)(ii) 6.22
Section 338 Elections Securities Act Service-Based RSUs	6.21 5.1(a)(i) 4.3(a)(i)(D)
Significant Subsidiary	5.1(a)(iii)
Solvent	5.2(g)
Special Resolutions Sponsor Sponsor Equity Commitment Sponsor Equity Financing	2.1 5.2(e)(i) 5.2(e)(i) 5.2(e)(i)
Stock Plans	5.1(b)(i)
Shareholders Meetings	5.1(c)(i)
Subsidiary	5.1(a)(iv)
Substitute Financing	6.14(A)(d)
Supplier Agreement	5.1(q)(iii)(D)
Superior Proposal Takeover Offer	6.2(c)(ii) Schedule 1
Takeover Statute	5.1(j)
Tax Return	5.1(l)(xii)
Tax or Taxes	5.1(l)(xii)
Termination Fee	8.5(b)(iii)
Trademarks	5.1(n)(v)
U.S. Benefit Plans Unvested Charter Warrants Vested Charter Warrants Voting Record Time	5.1(h)(i) 5.1(b)(i) 5.1(b)(i) 6.3(a)

Exhibit A

SCHEME OF ARRANGEMENT

See attached.

IN THE HIGH COURT OF JUSTICE	No: [•] of [•]

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)

IN THE MATTER OF ARRIS INTERNATIONAL PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

ARRIS INTERNATIONAL PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Acquisition Consideration”	an aggregate cash amount equal to (i) the price per Scheme Share specified in Paragraph 2.1 of this Scheme, multiplied by (ii) the number of Scheme Shares in issue at the Scheme Record Time;

“ARRIS”	ARRIS International plc, incorporated in England and Wales with registered number 09551763;

“ARRIS Shares”	ordinary shares of £0.01 each in the capital of ARRIS;

“ARRIS Share Schemes and Warrants”	each (i) restricted stock unit, stock award and other similar equity award in relation to any ARRIS Shares, and (ii) warrant to purchase ARRIS Shares pursuant to either the Comcast Warrant Agreement or the Charter Warrant Agreement, in each case that is outstanding, vested, exercisable and unexercised immediately prior to the Effective Time;

“Bid Conduct Agreement”	that certain bid conduct agreement entered into by CommScope and ARRIS on 8 November 2018, agreeing to certain matters in connection with the transactions contemplated by this Scheme;

“Business Day”	a day (other than a Saturday or Sunday) on which banks are open for general business in London (United Kingdom) and New York, NY (United States of America);

“Comcast Warrant Agreement”	that certain Warrant and Registration Rights Agreement, dated 29 June 2016, by and among ARRIS; Comcast Cable Communications Management, LLC; and any other holders of warrants issued thereunder;

“Cede”	Cede & Co., as nominee of DTC

“Cede Shares”	the Scheme Shares in respect of which Cede is the registered holder;

“CommScope”	CommScope Holding Company Inc., a corporation incorporated under the laws of the state of Delaware;

[“CommScope BidCo”	a [direct or indirect] wholly-owned subsidiary of CommScope];

“CommScope Group”	CommScope and its subsidiary undertakings;

“Charter Warrant Agreement”	that certain Warrant and Registration Rights Agreement, dated 30 September 2016, by and among ARRIS; Charter Communications Operating, LLC; and any other holders of warrants issued thereunder;

“Companies Act”	the Companies Act 2006;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the hearing of the Court to sanction the Scheme;

“Court Meeting”	the meeting of Scheme Shareholders (and any adjournment of such meeting) convened by order of the Court pursuant to Section 896 of the Companies Act for the purpose of considering and, if thought fit, approving this Scheme (with or without modification);

“Court Order”	the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

“DR Nominee”	[•] or such other company falling within section 67(6) and 93(3) of the Finance Act 1986, as CommScope may in its sole discretion appoint as transferee of the Cede Shares pursuant to this Scheme;

2

“DTC”	The Depositary Trust Company, a wholly owned subsidiary of The Depositary Trust and Clearing Corporation;

“Effective Date”	the date on which this Scheme becomes effective in accordance with Paragraph 6 of this Scheme, and “Effective Time” means the time on such date at which this Scheme becomes effective;

“Encumbrances”	all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever;

“Exchange Fund”	the cash amount in immediately available funds necessary to enable the Paying Agent to make payments in accordance with paragraph 4 of this Scheme;

“Excluded Shares”

(i) any ARRIS Shares which are registered in the name of or beneficially owned by CommScope or by any other member of the CommScope Group or by any of their respective nominees; and

(ii)  any ARRIS Shares held in treasury;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“Latest Practicable Date”	close of business on [date], being the latest practicable date prior to the date of this Scheme;

“Member”	a member of ARRIS on the register of members on any relevant date;

“Paying Agent”	Computershare Trust Company, N.A., a federally chartered trust company, having a principal office and place of business at 250 Royall Street, Canton, Massachusetts 02021;

“Residual Shares”	the Scheme Shares excluding the Cede Shares;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and mutually acceptable to ARRIS and CommScope, each acting reasonably and in good faith;

“Scheme Record Time”	6.00 p.m. on the Business Day preceding the date of the Court Hearing;

3

“Scheme Shareholders”	the holders of Scheme Shares whose names appear in the register of Members of ARRIS at the Scheme Record Time;

“Scheme Shares”

the ARRIS Shares:

(i) in issue at the date of this document;

(ii)  (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)  (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme;

in each case, remaining in issue at the Scheme Record Time but excluding any Excluded Shares; and

“Voting Record Time”	6.00 p.m. on the day which is [10][1] days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is [10] days before such adjourned meeting.

(B)	“US dollar” or “US$” means the lawful currency of the United States of America.

(C)	“£” means the lawful currency of the United Kingdom.

(C)	References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.

(D)

As at the Latest Practicable Date, the issued share capital of ARRIS was [•], divided into [•] ordinary shares of £0.01 each, all of which are credited as fully paid up and of which [•] were held in treasury.

(E)	[As at the Latest Practicable Date, there are subsisting restricted stock units and warrants to obtain or subscribe for up to [•] ARRIS Shares under the ARRIS Share Schemes and Warrants.]

(F)	[As at the Latest Practicable Date, no member of the CommScope Group held any ARRIS Shares].

(G)

CommScope has agreed, in each case subject to the terms of the Bid Conduct Agreement, to appear by Counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme.

(H)	References to times are to Eastern Time (Eastern Standard Time or Eastern Daylight Time, as applicable) in the United States of America.

[1]	To be shortest practicable time as allowed by ARRIS’ articles of association, Nasdaq listing rules and SEC proxy solicitation rules.

4

The Scheme

1.	Transfer of the Scheme Shares

1.1

Upon and with effect from the Effective Time, either: (i) CommScope; (ii) CommScope BidCo; or (iii) a DR Nominee (as applicable) shall, in accordance with paragraph 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Encumbrances and together with all rights at the Effective Time or thereafter attached thereto, including the right to receive and retain all dividends and other distributions declared, paid or made thereon (if any).

1.2	For the purposes of the acquisition:

1.2.1

the Cede Shares shall be transferred at CommScope’s election either to: (i) CommScope; (ii) CommScope BidCo; or (iii) a DR Nominee, as nominee for [•] (the “DR Depositary”) by means of a form of transfer (and the DR Depositary shall issue depositary receipts in respect of such to [[•] to be held on bare trust for] CommScope);

1.2.2	the Residual Shares shall be transferred either to: (i) CommScope; or (ii) CommScope BidCo by means of a separate form of transfer; and

1.2.3

to give effect to such transfers, any person may be appointed by CommScope as attorney or agent and shall be authorised as such attorney or agent on behalf of the holders of Scheme Shares to execute and deliver as transferor such forms of transfer in respect of any Scheme Shares and every form of transfer so executed shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Such forms of transfer shall (upon its execution and delivery) be deemed to be the principal instrument of transfer of the Scheme Shares.

1.3	Pending the transfer of the Scheme Shares pursuant to Paragraphs 1.1 and 1.2 of this Scheme, each Scheme Shareholder irrevocably:

1.3.1

appoints CommScope (or its nominee(s)) as its attorney to exercise (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares;

1.3.2

appoints CommScope (or its nominee(s)) as its attorney to sign any consent to short notice of any general or separate class meeting of ARRIS and on their behalf to execute a form of proxy in respect of such Scheme Shares appointing any person nominated by CommScope to attend general and separate class meetings of ARRIS; and

1.3.3	authorises ARRIS to send to CommScope any notice, circular, warrant or other document or communication which ARRIS sends to its shareholders or any class thereof,

such that from the Effective Time, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares, or any other rights or privileges attaching to the Scheme Shares.

2.	Consideration for the transfer of the Scheme Shares

2.1

In consideration of the transfer of the Scheme Shares as provided in Paragraphs 1.1 and 1.2 of this Scheme, CommScope shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account of each Scheme Shareholder:

For each Scheme Share held by that person:	US$[•] in cash

2.2

If any dividend or other distribution or return of value is proposed, declared, made, paid or becomes payable by ARRIS in respect of a Scheme Share on or after the date of this Scheme and prior to the Effective Time, CommScope has the right to reduce the Acquisition Consideration payable for each Scheme Share by up to the amount per ARRIS Share of such dividend, distribution or return of value except where the Scheme Share is or will be acquired pursuant to this Scheme on a basis which entitles CommScope alone to receive the dividend, distribution or return of value and to retain it. If CommScope exercises the right to reduce the Acquisition Consideration payable for each Scheme Share by all or part of the amount of any dividend (or other distribution) that has not been paid:

2.2.1	Scheme Shareholders will be entitled to receive and retain that dividend (or other distribution) in respect of the Scheme Shares they hold;

2.2.2	any reference in this Scheme to the consideration payable under the Scheme shall be deemed a reference to the consideration as so reduced; and

2.2.3	the exercise of such rights shall not be regarded as constituting any revision or variation of the terms of this Scheme.

3.	Share certificates and register of Members

3.1

With effect from and on the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and each holder of Scheme Shares shall be bound at the request of ARRIS to deliver up the share certificate to ARRIS or, as it may direct, to destroy the same.

3.2

On or as soon as reasonably practicable after the Effective Date and subject to the completion of such transfers and forms of transfer as may be required in accordance with Paragraph 1 and the payment of any stamp duty thereon, appropriate entries will be made in the register of Members of ARRIS to reflect the transfer of the Scheme Shares to CommScope, CommScope BidCo or the DR Nominee.

4.	Settlement

4.1

CommScope has appointed the Paying Agent to effect the technical implementation of the settlement of the Acquisition Consideration. For this purpose, on or immediately prior to the Effective Date, CommScope shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders cash in an amount equal to the Acquisition Consideration.

4.2	As soon as practicable, and in any event not later than 14 days, after the Effective Date, CommScope shall:

4.2.1

in the case of the Scheme Shares which at the Scheme Record Time are Residual Shares, procure that the Paying Agent despatches from the Exchange Fund, to the persons entitled thereto, cheques for the sums payable to each of them in accordance with Paragraph 2 of this Scheme, unless otherwise properly directed by the person entitled thereto; and

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4.2.2

in the case of the Scheme Shares which at the Scheme Record Time are Cede Shares, procure that the Paying Agent despatches from the Exchange Fund, to Cede or its nominee, by way of an electronic payment in lieu of a cheque, an amount in cash in immediately available funds equal to the amount of Acquisition Consideration payable in respect of the Cede Shares in accordance with Paragraph 2 of this Scheme.

4.3

All deliveries of notices or cheques required to be made pursuant to this Scheme shall be effected by sending the same by first class post in pre-paid envelopes or by international standard post if overseas, addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of Members of ARRIS at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time and none of ARRIS, CommScope or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any notices or cheques sent in accordance with this Paragraph 4.3 which shall be sent at the risk of the person or persons entitled thereto.

4.4

All cheques shall be in US dollars and drawn on a United States of America clearing bank and shall be made payable to the person whom, in accordance with the foregoing provisions of this Paragraph 4, the envelope containing the same is addressed (save that in the case of joint holders, CommScope reserves the right to make the cheque payable to the holder whose name stands first in the register of Members of ARRIS), and the encashment of any such cheque shall be a complete discharge of CommScope’s obligation under this Scheme to pay the monies represented thereby.

4.5

In respect of payments made through Cede, CommScope shall procure the despatch by the Paying Agent of the sum to Cede in accordance with Paragraph 4.2.2 within 14 days of the Effective Date. Such procurement of the Paying Agent shall be a complete discharge of CommScope’s obligation under this Scheme in respect of payments for Cede Shares made through Cede.

4.6	The preceding paragraphs of this Paragraph 4 shall take effect subject to any prohibition or condition imposed by law.

5.	Mandates

All dividend mandates and other instructions given to ARRIS by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

6.	The Effective Time

6.1	This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies for registration.

6.2

Unless this Scheme shall have become effective on or before 6.00 p.m. on 30 June 2019, or on such later date as is provided for under the terms of the Bid Conduct Agreement or as ARRIS and CommScope may otherwise agree and the Court may approve (if such approval is required), this Scheme shall never become effective.

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7.	Modification

ARRIS and CommScope may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

8.	Governing Law

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by English law and construed in accordance with English law.

Dated [•]

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Exhibit B

FORM OF SPECIAL RESOLUTION TO BE TABLED AT THE

GENERAL MEETING

See attached.

SPECIAL RESOLUTION TO BE PROPOSED AT THE GENERAL MEETING

THAT for the purpose of giving effect to the scheme of arrangement dated [•] 2018 (as amended or supplemented) between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, in its original form or subject to any modification, addition, or condition as may be agreed between the Company and the Buyer and approved or imposed by the Court (the Scheme):

(A)

the directors of the Company (or a duly authorised committee of the directors) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 126:

“Scheme of Arrangement

(i)

In this article, references to the Scheme are to the Scheme of Arrangement under Part 26 of the UK Companies Act 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme) dated [•][1] 2018 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in the Scheme) and mutually acceptable to the Company and [•] (Buyer), each acting reasonably and in good faith, and save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.

(ii)

Notwithstanding either any other provision of these articles or the terms of any resolution whether ordinary or special passed by the Company in general meeting, if the Company issues any ordinary shares (other than to the Buyer or its nominee(s)) on or after the Voting Record Time (as defined in the Scheme) but at or before the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

(iii)

Notwithstanding any other provision of these articles, if any ordinary shares are issued to any person (other than to the Buyer or its nominee(s)) (the New Member) after the Scheme Record Time (the Disposal Shares), such Disposal Shares shall be issued on the terms that the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will, provided the Scheme has become (or becomes) effective in accordance with its terms, be obliged, upon the Scheme becoming effective or, if later, upon the issue of the Disposal Shares, to transfer immediately all of its Disposal Shares free of all encumbrances to the Buyer (or as the Buyer may otherwise direct in writing to the Company) who shall be obliged to acquire all of the Disposal Shares in consideration of and conditional on the payment by or on behalf of the Buyer to the New Member of an amount in cash for each Disposal Share equal to the consideration that the New Member would have been entitled to had each Disposal Share been a Scheme Share.

(iv)

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Time (as defined in the Scheme), the value of the consideration per Disposal Share to be paid under paragraph (iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to ensure (as nearly as may be) parity of treatment with that provided for by paragraph (iii) above. References in this article to ordinary shares shall, following such adjustment, be construed accordingly.

[1]	Relevant date that the Proxy Statement (including the Scheme Document Annex) is posted to be inserted at the appropriate time

(v)

To give effect to any transfer required by this article, the Company may appoint any person as attorney and/or agent for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Buyer (or its nominee) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or agent be necessary or desirable to vest the Disposal Shares in the Buyer (or its nominee) and pending such vesting to exercise all such rights attaching to the Disposal Shares as the Buyer may direct. If an attorney or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Buyer) be entitled to exercise any rights attaching to the Disposal Shares unless so agreed in writing by the Buyer. The Company may give good receipt for the purchase price of the Disposal Shares and may register the Buyer as holder of the Disposal Shares and issue to it certificate(s) for the same. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Disposal Shares. [The Buyer shall settle the consideration due to the New Member pursuant to (iii) above by sending a cheque drawn on a US clearing bank (or shall procure that such a cheque is sent) in favour of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the purchase price of such Disposal Shares, as described in paragraph (iii) above (and adjusted pursuant to paragraph (iv) above, as applicable), as soon as practicable and in any event no later than 14 days after the date on which the Disposal Shares are issued to the New Member.]

(vi)

If the Scheme shall not have become effective by the date referred to in clause [6.2] of the Scheme (or such later date, if any, as the Buyer and the Company may agree and the Court may approve (if such approval is required)), this article shall be of no effect.

(vii)

Notwithstanding any other provision of these articles, both the Company and the directors may refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the effective date of the Scheme other than to the Buyer and/or its nominees pursuant to the Scheme.”

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